
11008379

Hi-Tech Pharmacal Co., Inc.


Received SEC
2011
Washin











Dedicated to developing and marketing high quality pharmaceutical products you can trust.

2011
Annual
Report







Our Mission:

Develop, manufacture and distribute high quality liquid, sterile and semi-solid generic pharmaceuticals at the most economical cost to the consumer.

Help people with diabetes live healthier lives by providing pharmaceutical and nutritional products especially formulated to meet their needs.

To maintain the highest ethical standards while providing increased revenues, profits and shareholder value.

Dear Shareholders:

In fiscal 2011, Hi-Tech Pharmacal had our most successful year ever in terms of sales and income. We reported net sales of $190.8 million, an increase of 20% compared to the prior fiscal year, and net income of $43.7 million representing growth of 38% versus last year. The Company generated $3.19 per share in fully diluted earnings from continuing operations. Our balance sheet remains very strong as we concluded the fiscal year with over $62 million in cash and equivalents, and essentially no debt.

Hi-Tech accelerated its Research and Development (R&D) program as we expanded our R&D team and enhanced our product pipeline.

The Company's success in the recent fiscal years has given us the ability to continue positioning the Company for future growth. In fiscal 2011, we increased our investment in R&D projects, further improved our manufacturing operations, continued to in-license generic and branded products, and built our technical team. In recent years, the success of our generic drug business has validated our approach of investing in internal research and development projects that are manufactured in-house at Hi-Tech. Recent successes include our Fluticasone Propionate Nasal Spray, the generic for GlaxoSmithKline's Flonase®, Dorzolamide with Timolol Maleate and Dorzolamide HCl Ophthalmic Solution, the generic for Merck's Cosopt®* and Trusopt®*, respectively. Our outstanding performance in the market with these complex products has resulted in a new level of business, trust and confidence with our customers, which continues with the launch of each new product.


Hi-Tech
PHARMACAL
Fluticasone
Propionate
Rx Only

With $74 million in sales, Fluticasone became the best selling product in Hi-Tech's history.

Broadly speaking, as we look at each of our business units, our plan to grow the Company is two pronged. First, as a guiding principle, we will invest in our future. That means favoring challenging projects with fewer expected competitors and greater return potential. And second, we are committed to excellence in our day-to-day activities. To us, that means we will continue to improve our processes, develop our employees' skills and essentially, strive to become expert at all we do.

R&D: A Year of Investment

In fiscal 2011, Hi-Tech accelerated its Research and Development (R&D) program as we expanded our R&D team and enhanced our product pipeline. In fact, Hi-Tech invested more in R&D than ever before, $9.4 million. The Company currently has more projects under development and a larger, more experienced development team than at any time in the past. In addition to the 13 products awaiting approval from the U.S. Food and Drug Administration, (FDA), targeting branded and generic sales of over $1 billion, Hi-Tech has approximately 25 additional products under development at various stages, which corresponds to over $4 billion in sales according to IMS. We are developing products in a broad array of dosage forms including solutions, suspensions, creams, ointments, gels and nasal sprays. Hi-Tech's pipeline is also supplemented with one generic product, Mesalamine 400mg tablets, which is owned by our partner Par Pharmaceuticals. Selectively, Hi-Tech will add products to our pipeline through in-licensing and co-development arrangements with other pharmaceutical companies that have technical capabilities that supplement ours. The flexibility to act on these opportunities is one of the benefits of our strong financial position.


Hi-Tech
PHARMACAL
Dorzolamide
HCl-Timolol
Maleate
Ophthalmic
Solution
10 mL
Rx only

Dorzolamide ophthalmics remain Hi-Tech's largest selling sterile products.







Our R&D investment in recent years yielded five final approvals and one tentative approval in fiscal 2011. For the first time ever, Hi-Tech was awarded six months of exclusivity for two of these approvals as a result of becoming the first company to file a generic application with the FDA which included a challenge to the brand company's patent, a Paragraph IV filing. The two first-to-file product approvals were gabapentin oral solution, the generic for Neurontin®* and levofloxacin oral solution, the generic for Levaquin®*. Other approvals include the high unit volume liquid, ranitidine syrup, the generic for Zantac®* syrup, and the sterile ophthalmic treatment, levofloxacin solution, which is the generic for Quixin®*. As we continue to rely on our generic R&D program to drive the Company's growth in the future we are dedicated to investing in the technology and people needed to successfully develop and file complex projects with the FDA on a timely basis.


Gabapentin
Oral Solution
250 mg/5 mL

Gabapentin Oral Solution, launched in February 2011, was Hi-Tech's first successful Paragraph IV challenge.

Manufacturing: A Year of Operational Excellence

As Hi-Tech grows we continuously seek to upgrade our infrastructure and controls. The Company made significant investments and improvements in our operations to meet the demand for our products, today and in the future. In May 2011, we installed a high-speed filling line for nasal spray products to increase our output and efficiency. As we continue to gain market share in the expanding generic fluticasone nasal spray market we are now able to produce more units, with a lower cost structure than in the past. We plan to capitalize on our success with fluticasone by adding more generic nasal sprays to our product line in the future. Our recent investments into our facilities insured that our manufacturing operation was up to the challenge. The Company's ability to meet the demand generated by our customers was a key to our success last year. Operational excellence created significant market opportunities for Hi-Tech's sterile as well as non-sterile products. As a result we were able to increase market share for 20 products compared to last fiscal year, not including new product introductions.

In May 2011, we installed a high-speed filling line for nasal spray products to increase our output and efficiency.

Fiscal 2011 also marked our entry into the unit dose product market. Since the Company already conducts business with institutional customers such as hospitals and long-term care facilities, the introduction of unit dose packaging is a natural extension of our product line. Hi-Tech invested in the unit dose filling equipment necessary to be a leader in this segment. Our first two unit dose product introductions were lactulose solution and chlorhexadine gluconate oral rinse, and we plan several additional unit dose launches this year.


MagOx
400

MagOx®, acquired in March 2010, fueled HCP's sales growth.

Branded Products: A Year of Transition
In fiscal 2011, both our branded over-the-counter (OTC) and prescription segments experienced change. Transition in our Health Care Products (HCP) division came in the form of growth attributable to recently launched new products, as we became less dependent on sales from our flagship brand Diabetic Tussin®. We saw strong demand for our OTC products as sales in the division grew by 23%. The MagOx® brand, which was acquired in March 2010, grew due to targeted marketing programs directed to physicians and patients. MagOx®, which has been a leading magnesium supplement for many years, creates an excellent synergy for HCP. Since the division has promoted products such as Diabetic Tussin® and Diabetaderm® to diabetic patients for many years, our message about the benefits of magnesium was readily accepted by many long-time customers of HCP products. MagOx® is another product that is consistent with HCP's mission to "help diabetic patients live healthier lives." Fiscal 2011 was also a strong year for sales of Zostrix® products. The success of the Zostrix® brand, for the treatment of various types of pain including arthritis, paved the way for a successful launch of Zostrix® Foot Pain Relief and Zostrix® Diabetic Joint and Muscle Relief products. HCP will seek to continue to add line extensions to the Zostrix® and MagOx® brands, and expand into additional therapeutic categories with differentiated OTC products.



Zolpimist® oral spray, our patented sleep aid, was launched in February 2011.

Fiscal 2011 was also a year of transition for ECR Pharmaceuticals, our branded prescription company. Since Hi-Tech acquired ECR in 2009, we added three new approved products to the line in order to diversify the business, making it less dependent on the Lodrane® line of antihistamines. This approach has proven to be prudent since the FDA will remove the Lodrane® line (along with 500 other cough/cold and allergy products marketed by various companies) from the market at the end of August 2011.

In June 2011, we acquired several unique approved branded products indicated for the treatment of pain. The products fit well with the ECR product line, and provide additional therapeutic options to help primary care physicians and their patients address problems with pain. These products will be promoted in addition to Zolpimist® oral spray, our

Concurrent with our strong financial performance in fiscal 2011, Hi-Tech invested in the Company's future in order to capitalize on the significant momentum we generated this year.

patented sleep aid which was launched in February 2011. We are optimistic about the potential for this brand due to the unique delivery system, dosing flexibility and competitive pricing compared to the other brands. We will continue to aggressively seek to broaden ECR's product line of approved products through acquisition and licensing arrangements. We plan to build a branded business that makes a consistent contribution to Hi-Tech's sales and profits.

The Years Ahead

Concurrent with our strong financial performance in fiscal 2011, Hi-Tech invested in the Company's future in order to capitalize on the significant momentum we generated this year. In fact, our momentum is greater than ever, as fiscal 2011 marks our third consecutive year of revenue growth. Our commitment to invest in our facilities, technology and people has yielded outstanding financial results. We are convinced it will do the same in the future. We will continue to grow by internally developing, manufacturing and marketing a steady stream of new products, and by leveraging our financial strength to acquire more products for our generic and branded businesses. Our success will enable the Company to execute on our goals, and deliver greater value to customers, their patients, as well as investors in Hi-Tech Pharmacal. In closing, I would like to thank our Board of Directors for their guidance, our employees for their dedication, and our customers and shareholders for their loyalty and support. Together we will continue to build a dynamic and vibrant company.

Sincerely,



David Seltzer
President and Chief Executive Officer





*Hi-Tech Pharmacal is not affiliated with the owners of this trademark.

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended April 30, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number 0-20424



SEC MAIL
OCT 07 2011
RECEIVED
SECTION

Hi-Tech Pharmacal Co., Inc.

(Exact name of Registrant as specified in its charter)

Delaware	**11-2638720**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

369 Bayview Avenue, Amityville, New York 11701
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (631) 789-8228

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of October 31, 2010, the last business day of the registrant's most recently completed second fiscal quarter, was $207,626,000, based upon the closing price of the common stock on that date, as reported by NASDAQ. Shares of common stock known to be owned by directors and executive officers of the Registrant subject to Section 16 of the Securities Exchange Act of 1934 are not included in the computation. No determination has been made that such persons are "affiliates" within the meaning of Rule 12b-2 under the Exchange Act.

The number of shares of common stock of the registrant outstanding as of July 8, 2011 was 12,738,000.

DOCUMENTS INCORPORATED BY REFERENCE: None

HI-TECH PHARMACAL CO., INC.
INDEX TO FORM 10-K
FOR THE YEAR ENDED APRIL 30, 2011

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K and certain information incorporated herein by reference contain certain future projections and forward-looking statements (statements which are not historical facts) with respect to the anticipated future performance of Hi-Tech made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such future projections and forward-looking statements are not assurances, promises or guarantees and investors are cautioned that all future projections and forward-looking statements involve significant business, economic and competitive risks and uncertainties, many of which are beyond Hi-Tech's ability to control or estimate precisely, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, the regulatory environment, including without limitation, reliance on key strategic alliances, availability of raw materials, fluctuations in operating results, loss of customers or employees, the possibility that legal proceedings may be instituted against Hi-Tech and other results and other risks detailed from time to time in Hi-Tech's filings with the Securities and Exchange Commission. The actual results will vary from the projected results and such variations may be material. These statements are based on management's current expectations and assumptions concerning the future performance of Hi-Tech and are naturally subject to uncertainty and changes in circumstances. No representations or warranties are made as to the accuracy or completeness of any of the information contained herein, including, but not limited to, any assumptions or projections contained herein or forward-looking statements based thereon. We caution you not to place undue reliance upon any such forward-looking statements which speak only as of the date made, except to the extent specifically dated as of an earlier date. Hi-Tech is under no obligation, and expressly disclaims any such obligation, to update, alter or correct any inaccuracies herein, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS.

General

Hi-Tech Pharmacal Co., Inc. ("Hi-Tech" or the "Company", which may be referred to as "we", "us" or "our"), a Delaware corporation, incorporated in April 1982, is a specialty manufacturer and marketer of prescription, over-the-counter and nutritional products.

We develop, manufacture and market products in three categories – generics, prescription brands and over the counter (OTC) brands. We produce a wide range of products for various disease states, including glaucoma, asthma, bronchial disorders, dermatological disorders, allergies, pain, stomach, oral care and other conditions.

The Company's generic products are primarily prescription items and include oral solutions and suspensions, topical creams and ointments as well as nasal sprays. We also specialize in the manufacture of products in our state of the art sterile facility capable of producing liquid ophthalmic, otic and inhalation products. The generic product category includes a small amount of contract manufacturing sales for both the prescription and OTC markets.

The Company's Midlothian Laboratories division, a generic pharmaceutical company specializing in prescription vitamins, operated through a "virtual company" structure, outsourcing R&D and manufacturing, while concentrating on the marketing of generics, was divested in May 2011, subsequent to the fiscal year end.

Our ECR Pharmaceuticals ("ECR Pharmaceuticals" or "ECR") subsidiary is engaged in the development and distribution of branded prescription pharmaceuticals. ECR's products treat various disease states, including pain relief, sleep disorders, allergies, poison ivy and contact dermatitis, and swimmer's ear. The Company does not manufacture any of ECR's products except for the Vosol® line. Other products are sourced, at ECR's direction, through contract manufacturers and packagers. Research and development is also conducted through contract organizations.

Our Health Care Products Division ("HCP") markets a line of OTC branded products primarily for people with diabetes, including Diabetic Tussin® , DiabetiDerm®, Multi-betic®, Mag-Ox®, Choice® DM and DiabetiSweet®. The division also sells the Zostrix® brand of capsaicin products for pain management of conditions including arthritis and diabetic foot pain. In addition, HCP markets Nasal Ease homeopathic allergy reliever.

Our customers include chain drug stores, drug wholesalers, managed care purchasing organizations, certain Federal government agencies, generic distributors, mass merchandisers, and mail-order pharmacies. Some of our key customers include McKesson Corporation, Cardinal Health, Inc., AmeriSourceBergen Corporation, CVS, Walgreens and Medco.

For the fiscal year ended April 30, 2011 sales of generic pharmaceuticals represented 81% of total sales, sales of the Company's ECR Pharmaceutical subsidiary were 12% and sales of the Health Care Products line of OTC products accounted for 7% of total sales.

Generic Products

Our top 5 selling generic products in fiscal 2011 were:

- Fluticasone propionate (the generic equivalent of Flonase® from GlaxoSmithKline)
- Dorzolamide with Timolol and Dorzolamide (the generic equivalents of Cosopt® and Trusopt® from Merck)
- Sulfamethoxazole with Trimethoprim (the generic equivalent of Bactrim® from Roche)
- Hydrocodone with Homatropine (the generic equivalent of Endo's Hycodan®)
- Lactulose (the generic equivalent of Sanofi-Aventis' Chronulac® and Cephulac®)

Generic Approvals and Product Launches

We have 51 prescription products approved for marketing by the Food and Drug Administration ("FDA") and two products with tentative approval. In addition, we have 13 products submitted to the FDA pending approval, including one product, mesalamine, filed by another company in which the Company has a financial interest and approximately 20 products in various stages of development.

In our fiscal 2011, we received approvals for four products from the FDA:

- Gabapentin Oral Solution (the generic equivalent of Pfizer's Neurontin®), launched February 2011
- Levofloxacin Ophthalmic Solution (the generic equivalent of Vistakon's Quixin®), launched March 2011
- Ranitidine Syrup (the generic equivalent of GlaxoSmithKline's Zantac®), launched May 2011
- Lidocaine HCL Jelly 2% (the generic equivalent of APP's Xylocaine®), to be launched in fiscal 2012

The Company received tentative approvals for two products including:

- Levofloxacin Oral Solution (the generic equivalent of McNeil's Levaquin®), launched in June 2011
- Brimonidine Tartrate and Timolol Maleate Ophthalmic Solution (the generic equivalent of Allergan's Combigan®), to be launched pursuant to the terms of the Allergan settlement (See (Note L) [2] to the consolidated financial statements).

Additionally, the Company launched the following product for which a partner company received approval:

- Buprenorphine (the generic equivalent of Reckitt Benckiser's Subutex®), launched September 2010

ECR Pharmaceuticals

ECR's products are branded and trademarked. The products, in order of sales, are:

- Lodrane® 24/Lodrane® 24 D, an extended release antihistamine/ antihistamine with decongestant capsule
- Bupap®, an analgesic tablet
- DexPak® TaperPak, an oral corticosteroid tablet available in 13 day, 10 day and 6 day tapered packages
- Zolpimist® Oral Spray, indicated for the treatment of insomnia
- Tropazone™, a treatment for dermatitis
- Vosol® HC, a treatment for swimmer's ear

On March 2, 2011, the U.S. Food and Drug Administration "FDA" indicated in its MedWatch publication that the FDA intends to remove approximately 500 currently marketed cough/cold and allergy related products. Three of these are currently marketed by ECR Pharmaceuticals under the brand name Lodrane®. ECR Pharmaceuticals must stop shipping these products within 180 days after March 2, 2011. Sales of Lodrane® products amounted to approximately $16,600,000 and $13,100,000 for the year ended April 30, 2011 and April 30, 2010, respectively. The Company is pursuing a variety of options to obtain FDA approval for a Lodrane® product.

Health Care Products Division

Our Health Care Products Division ("HCP") is a leading marketer of OTC branded products that include over-the-counter medications, nutritional products, cosmetics and medical devices, primarily for people with diabetes. HCP also has several lines that fall outside the diabetes area in pain management and allergy products. The Health Care Products Division is composed of several product lines which account for a majority of its sales.

The top five product lines, in order of sales, are:

- Diabetic Tussin® cough products
- Mag-Ox® magnesium supplement

- Zostrix® pain relief products
- Multibetic® multi-vitamins
- DiabetiDerm® dermatological and footcare products

The Diabetic Tussin® line accounted for over one third of Health Care Products sales.

Growth Strategy

Management believes that growth in the generic pharmaceutical industry is driven by several factors which should continue in the coming years. These factors include:

- The increasing number of branded pharmaceutical products that have lost or will lose patent protection or exclusivity
- Efforts by federal and state governments, employers, third-party payers and consumers to control health care costs
- The aging of the U.S. population
- Increased acceptance of generic products by physicians, pharmacists and consumers

Management intends to exploit these macroeconomic trends by making strategic decisions which will result in the Company's growth. Our growth strategy is based on the following:

- Increase the number of new product introductions by expanding our research and development efforts and increasing our ANDA submissions
- Increase market share for our core prescription generic products by adding new customers and introducing additional products to existing customers
- Continue to develop and license branded products with a focus on niche markets, such as diabetes care and related areas, including podiatry
- Acquire products and businesses that management believes can contribute to the Company's growth
- Leverage our manufacturing capabilities by primarily focusing on the development of liquid and semi-solid dosage forms and products requiring sterile manufacturing

Product Development Strategy

Our product development strategy is determined by Hi-Tech's strategic focus on liquid dosage forms with emphasis on ophthalmic products and nasal sprays. Our product selection process includes the following criteria:

- Products that we believe will have limited competition due to smaller market size but can generate long term revenues
- Products with significant volume and high annual sales
- Products that are difficult to bring to market and more likely to face limited competition, enabling us to earn higher margins for a longer period of time. These opportunities include nasal sprays and sterile products, including ophthalmics and inhalation products. Some of these projects may include barriers to competition such as clinical trials.
- Products with patents that we believe we can successfully challenge through the patent challenge process of the Hatch-Waxman Act

Current branded market for the dosage forms that present strategic interest to Hi-Tech

	In billions
Ophthalmic	$ 3.0
Nasal Spray	$ 1.9
Solutions for Inhalation	$ 1.2
Oral Liquid (solutions and suspensions)	$ 0.7
Other targeted products	$ 1.3
	$ 8.1

Based on the outlined criteria and branded products market potential, the Company has identified specific products for our pipeline that either have patents or exclusivity which expire in the next five years or have patents which the Company believes that it can successfully challenge. We are currently developing drugs with total branded sales of approximately $4 billion and plan to take advantage of this opportunity.

In addition to the main strategic focus, the Company enters into partnerships with other pharmaceutical companies in the United States and overseas to develop other dosage forms, such as tablets, capsules and powders. Under such arrangements, the Company sponsors or co-sponsors product development. In return Hi-Tech will either have marketing rights for approved products in the United States and pay a royalty to its partner, or receive royalty payments on the sales of products manufactured and marketed by a partner. Such agreements potentially expand the Company's product line offered to its customers and increase its revenue stream through royalty payments.

Research and Development

The Company obtains new generic pharmaceutical products primarily through internal product development. The Company currently employs 31 pharmaceutical scientists, ten of whom have Ph. D degrees. The group is led by Dr. Kamel Egbaria, the Company's Executive Vice President and Chief Scientific Officer. The Company also enters into strategic arrangements with other pharmaceutical companies. These strategic arrangements include both development contracts where Hi-Tech pays a third party to develop a new product and licensing arrangements where Hi-Tech sells a product and pays a royalty to the owner of the ANDA or NDA.

For the fiscal years ended April 30, 2011, 2010 and 2009 total R&D expenditures were $9,350,000, $7,259,000 and $7,429,000 respectively. The increase over the past year is the result of expenditures on both internal and external development projects. The Company's largest expenditure was on mesalamine 400 mg, a product that was jointly developed with two other generic drug companies. The Company spent $127,000, $713,000, and $2,978,000 in fiscal years ended April 30, 2011, 2010 and 2009 respectively, on this project including expenditures on a clinical trial. An ANDA was filed for the product in fiscal 2010.

During the fiscal year the Company began work on three ANDA projects that are expected to require multi-million dollar clinical trials. All of these projects were undertaken with different partners which will share in development costs and profits once the products are brought to the market.

We have 13 ANDA applications pending at the FDA that address over $1 billion in annual brand and generic product sales in the United States in 2010 according to IMS Health. Additionally, the Company has more than 20 products targeting over $4 billion in branded sales in development. The Company does not know when any of these products will be approved.

ECR Growth Strategy

Our ECR subsidiary launched Zolpimist®, a sleep aid which utilizes a unique oral spray delivery system, in the fourth quarter of fiscal year 2011 and established its presence in the substantial U.S. insomnia marketplace. ECR also launched Tropazone™ Cream, a line extension of its current franchise, during the fourth quarter of fiscal 2011. The Company anticipates launching an additional dermatologic wound care product in the second quarter of fiscal 2012. ECR's business development efforts are focused on the evaluation of licensing and acquisition opportunities to expand ECR's product line and introduce new products which offer patient enhancements, and take advantage of the expertise of the sales group.

The Company is currently evaluating several strategies to preserve its Lodrane® franchise. These opportunities include filing a 505(b)(2) filing with the FDA to receive approval for the current Lodrane® product or in-licensing a similar product. A filing with the FDA could lead to either a prescription or OTC product depending on the requested indication and data provided in the filing.

On June 27, 2011, the Company acquired marketing and distribution rights to several branded products for the treatment of pain from Atley Pharmaceuticals. Three of the products are approved and additional products are pending approval with the FDA.

Customers and Marketing

We market our products to chain drug stores, drug wholesalers, managed care purchasing organizations, certain Federal government agencies, generic distributors, mass merchandisers and mail order pharmacies. We sell our generic products to over 100 active accounts located throughout the United States. For the fiscal year ended April 30, 2011, McKesson Corporation, AmerisourceBergen and Cardinal Health accounted for net sales of approximately 15%, 13%, and 11%, respectively. These customers represented approximately 52% of the outstanding accounts receivable at April 30, 2011. Our top five customers accounted for approximately 54% and 66% of the Company's total sales for the fiscal years ended April 30, 2011 and 2010, respectively. If any of our top five customers discontinues or substantially reduces its purchases from the Company, it may have a material adverse effect on our business and financial condition. We believe, however, that we have good relationships with our customers.

The Company has standard industry agreements made in the ordinary course of business with these customers which include prompt payment discount, and various standard fee or rebate arrangements. Purchases are made on a purchase order basis. The agreements generally do not bind the customers to meet any purchase agreements from the Company. The Company has a contract to supply Dorzolamide and Dorzolamide with Timolol to the U.S. government under the federal supply schedule.

We utilize our state of the art manufacturing facilities and laboratories to offer contract manufacturing services to our existing as well as potential customers.

We are focused on growth and will continue to develop new branded and generic products as well as devise new marketing strategies to penetrate our markets. We are seeking to complement this internal effort by acquiring products for future marketing, as well as licensing rights to proprietary products and technologies for development and commercialization. We will place increasing emphasis on establishing co-development agreements with strategic partners.

ECR currently markets nine different products primarily in the Mid-Atlantic and Southeastern United States. These products are detailed and sampled by ECR's sales force primarily to physicians serving in general practice, family medicine and certain specialty areas. ECR sells its products to established drug wholesalers, with key customers including Cardinal Health, Inc., McKesson Corporation and AmerisourceBergen Corporation. ECR has arrangements with these wholesalers to stock our products in pharmacies in the areas in which we detail the products.

We market HCP brands using various marketing strategies which include professional and consumer sampling and educational programs, telemarketing, coupon promotions, contemporary packaging and national print media. We also tie in our efforts to retailer's in-store promotions and circulars. We also plan to increase the use of the internet including social networking sites as a vehicle to promote our brands and emphasize our Company's goal of helping people with diabetes live a healthier life. We view the internet as an effective vehicle to educate people with diabetes about making good decisions in helping manage their condition. Our websites are registered under the domain names diabeticproducts.com, Zostrix.com, Mag-Ox.com and nasalease.com, which are linked to most search engines and diabetic based websites.

We are focused on growth and will continue to develop new branded and generic products as well as devise new marketing strategies to penetrate our markets. We are seeking to complement this internal effort by acquiring products for future marketing, as well as licensing rights to proprietary products and technologies for development and commercialization. We will place increasing emphasis on establishing co-development and co-marketing agreements with strategic partners.

Facilities

Our manufacturing facilities are designed to be flexible in order to allow for the low cost production of a variety of products of different dosages, sizes, packaging and quantities while maintaining a high level of quality and customer service. This flexible production capability allows us to adjust on-line production in order to meet customer requirements.

We operate from six buildings owned by the Company on one site in Amityville, New York, totaling approximately 207,000 square feet.

Included in these building are two manufacturing facilities, one for sterile and the other for non-sterile products. Our sterile facility has process tanks and 3 filling lines including two liquid fillers and one tube filler. The non-sterile facility includes 23 process tanks at various capacities and 13 filling lines including 11 for liquids, one for semi-solids and one unit dose machine. Included in this list is Hi-Tech's new high speed nasal spray filling and packing machine, installed in May 2011.

Additionally, the Company leases a 12,000 square feet building in Richmond, Virginia, which houses ECR's administrative offices and warehouse and a parking lot in Amityville, NY.

Raw Materials/Active Pharmaceutical Ingredients

The active compounds for our products, also called active pharmaceutical ingredients or APIs, are purchased from specialized manufacturers and are essential to our business and success. API manufacturers are required to file a Drug Master File with the FDA. Each individual API must be approved by the FDA as part of the ANDA approval process. API manufacturers are also regularly inspected by the FDA.

In some cases, the raw materials used to manufacture pharmaceutical products are only available from a single FDA-approved supplier. Even when more than one supplier exists, the Company may elect to list, and in most cases has only listed, one supplier in its applications with the FDA. Any change in a supplier not previously approved must then be submitted through a supplemental approval process with the FDA.

It is crucial for the business to select suppliers that meet Current Good Manufacturing Practices ("cGMP") requirements and that are reliable and offer competitive prices. We are proactive in maintaining good relationships with our API suppliers because we believe that these relationships allow us to save crucial time and be cost competitive. For new products in development, the timely selection of the right API suppliers that have access to cutting-edge chemical and process technologies, and in some cases offer proprietary and patented methods for chemical synthesis and manufacturing processes, can potentially give us a significant advantage over our competitors.

We believe we have good, cooperative working relationships with our suppliers and are not experiencing any difficulty in obtaining raw materials. If a supplier were unable to supply us, we believe we could locate an alternative supplier. However, any change in suppliers of a raw material could cause significant delays and cost increases in the manufacture of products. To mitigate this risk and to lower costs, the Company is currently in the process of certifying alternative suppliers for several key APIs.

We have a non-exclusive supply agreement with Ragactives S.L.U. ("Ragactives") dated July 18, 2008 to supply dorzolamide hydrochloride, the active ingredient in Dorzolamide with Timolol Ophthalmic Solution and Dorzolamide Ophthalmic Solution. These products accounted for approximately 14% of Hi-Tech's sales for fiscal 2011. The agreement has a ten year term beginning in July 2008 and is automatically renewed for successive two year periods unless terminated by either party upon written notice not less than 180 days prior to the end of the current term. The agreement may be terminated by either party upon 90 days' notice for material breach of the agreement in the event the breaching party fails to remedy the breach during such 90 day period or immediately in the event of bankruptcy. The agreement provides that the Company will consider Ragactives as its preferential supplier of the product and the Company will give Ragactives notice of any offer from a third party manufacturer of the product to enable Ragactives to meet the price of product from such manufacturer. There are no minimum purchase requirements under the agreement; however, the Company is obligated to purchase at least seventy-five (75%) percent of its annual requirements of the product from Ragactives as long as Ragactives' price is not more than ten (10%) percent higher than other manufacturer's price. The agreement has standard confidentiality and indemnification clauses. We have no other material agreements with suppliers and we utilize standard purchase orders when obtaining materials.

Our ECR Pharmaceuticals subsidiary uses contract manufacturers to manufacture their products.

Competition

The market for generic pharmaceuticals is highly competitive. Our direct competition consists of numerous generic drug manufacturers, many of which have greater financial and other resources than we do. If one or more other generic pharmaceutical manufacturers significantly reduce their prices in an effort to gain market share, our profitability or market position could be adversely affected. Such competitive pressures was one of the causes of our decline in sales and profitability for fiscal 2007 and 2008. Competition is based principally on price, quality of products, customer service levels, reputation and marketing support.

Seasonality

Historically, the months of September through March account for a greater portion of the Company's sales than the other months of the fiscal year. However, this sales pattern is unlikely to continue as the Company sells fewer cough and cold products, more allergy products and more products without seasonal fluctuations. Even with these changes, period-to-period comparisons within the same fiscal year are not necessarily meaningful and should not be relied on as indicative of future results.

Government Regulation

FDA Oversight

Our products and facilities are subject to regulation by a number of Federal and state governmental agencies. The FDA, in particular, maintains oversight of our manufacturing process as well as the distribution of our products. Facilities, procedures, operations and/or testing of products are subject to periodic inspection by the FDA, the Drug Enforcement Administration and other authorities. In addition, the FDA conducts pre-approval and post-approval reviews and plant inspections to determine whether our systems and processes are in compliance with cGMP and other FDA regulations. Certain of our suppliers are subject to similar regulations and periodic inspections. We have had several FDA inspections including our most recent which took place in the third quarter of fiscal 2011.

A sponsor of a New Drug Application ("NDA") is required to identify in its application any patent that claims the drug or a use of the drug, which is the subject of the application. Upon NDA approval, the FDA lists the approved drug product and these patents in the Orange Book. In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent, market exclusivity, during which the FDA cannot approve an application for a bioequivalent product. If the listed drug is a new chemical entity, the FDA may not accept an ANDA for a bioequivalent product for up to five years following approval of the NDA for the new chemical entity. If it is not a new chemical entity but the holder of the NDA conducted clinical trials essential to approval of the NDA or a supplement thereto, the FDA may not approve an ANDA for a bioequivalent product before expiration of three years. Certain other periods of exclusivity may be available if the listed drug is indicated for treatment of a rare disease or is studied for pediatric indications.

The FDA has extensive enforcement powers, including the power to seize noncomplying products, to seek court action to prohibit their sale and to seek criminal penalties for noncomplying manufacturers. Although it has no statutory power to force the recall of products, the FDA usually accomplishes a recall as a result of the threat of judicially imposed seizure, injunction and/or criminal penalties.

On June 30, 2010, the Company received a warning letter from the U.S. Food and Drug Administration ("FDA") resulting from an FDA inspection, which occurred during November and December 2009. The warning letter primarily dealt with the marketing of several products that the FDA states require FDA approval and manufacturing practices related to those products. The Company responded to the warning letter and as a follow up Hi-Tech management met with FDA on August 3, 2010 to determine how best to resolve these issues. The Company decided to suspend the manufacturing and distribution of these products until the issue is resolved. Sales of these products totaled approximately $5,000,000 in fiscal year 2010. As a follow up to the management meeting with the agency, a follow up inspection was conducted by the FDA in November 2010 that resulted in several observations. Hi-Tech responded to the observations in December 2010. On February 18, 2011 Hi-Tech received its first ANDA approval which the Company believes indicates its compliance to be satisfactory. Hi-Tech received approval on additional five ANDA products between February and May 2011, indicating that the FDA appears satisfied with Hi-Tech's actions and responses to the warning letter and subsequent observations.

ANDA Process

Most products we currently market and intend to market under our product development program require prior FDA approval using the ANDA procedure prior to being marketed. We currently have 51 approved products, 1 tentatively approved product, 13 products pending FDA approval including one product, mesalamine, in which we have a financial interest, but was filed by another company, and over 20 products in active development, which will require ANDA submissions or a 505(B)(2) submission.

The ANDA approval process is generally less time-consuming and complex than the NDA approval process. It generally does not require new pre-clinical and clinical studies because it relies on the studies establishing safety and efficacy conducted for the drug previously approved through the NDA process. The ANDA process does, however, occasionally, require one or more bioequivalency studies to show that the ANDA drug is bioequivalent to the previously approved drug. Bioequivalence compares the bioavailability of one drug product with that of the referenced product formulation containing the same active ingredient. When established, bioequivalency confirms that the rate of absorption and levels of concentration in the bloodstream of a formulation of the previously approved drug and the generic drug are equivalent. Bioavailability indicates the rate and extent of absorption and levels of concentration of a drug product in the bloodstream needed to produce the same therapeutic effect. Such studies are not generally required to be performed for solutions (oral, ophthalmic, or solutions for inhalation). Suspensions and certain types of topical products do require bioequivalency testing. Topical creams and ointments require clinical testing. Fluticasone propionate nasal spray required a large and expensive clinical trial. In certain cases, such as nasal spray suspensions, clinical studies are required in addition to bioequivalency studies to show efficacy compared to the branded product. Such studies, though not as extensive as corresponding studies conducted by innovator companies as part of their NDA process, will require substantial funding.

The completion of a prospective product's formulation, testing and FDA approval generally takes several years. Development activities could begin several years in advance of the patent expiration date, and may include bioequivalency and clinical studies. Consequently, we are presently selecting and will continue to select and develop drugs we expect to market several years in the future.

The timing of final FDA approval of ANDA applications depends on a variety of factors, including whether the applicant challenges any listed patents for the drug and/or its use and whether the brand-name manufacturer is entitled to one or more statutory exclusivity periods. Pending the resolution of any such issues the FDA is prohibited from granting final approval to generic products. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block ANDAs from being approved on the patent expiration date. For example, the FDA may now extend the exclusivity of a product by six months past the date of patent expiry if the manufacturer undertakes studies on the effect of their product in children ("pediatric extension"). See "Patent Challenge Process."

Before approving a product, the FDA also requires that a company's procedures and operations conform to cGMP regulations, as defined in the U.S. Code of Federal Regulations. The Company must follow the cGMP regulations at all times during the manufacture of its products.

If the FDA concludes that all substantive ANDA requirements (chemistry, bioequivalency, labeling and manufacturing) have been satisfied, but a final ANDA approval cannot be granted because of patent or exclusivity-related considerations, the FDA may issue a tentative approval.

Patent Challenge Process

The Hatch-Waxman Act provides incentives for generic pharmaceutical manufacturers to challenge patents on branded pharmaceutical products, their methods of use and specific formulations, as well as to develop non-infringing forms of the patented subject matter. The purpose of the Hatch-Waxman Act is to stimulate competition by providing incentives to generic companies to introduce their products early, and at the same time to ensure that such suits are not frivolous.

If there is a patent listed in the FDA's Orange Book at the time of filing an ANDA with the FDA and the generic drug company intends to market the generic equivalent prior to the expiration of that patent, the generic company files with its ANDA a certification asserting that the patent is invalid, unenforceable and/or not infringed ("Paragraph IV certification"). After receiving notice from the FDA that its application is acceptable for filing, the generic company sends the patent holder and the holder of the New Drug Application ("NDA") for the brand-name drug a notice explaining why it believes that the patents in question are invalid, unenforceable and/or not infringed. Upon receipt of the notice from the generic company, the patent holder has 45 days during which to bring a patent infringement suit in federal district court against the generic company. Should the patent holder bring suit, the discovery, trial and appeals process in such suits can take several years and have high legal costs.

If a suit is commenced by the patent holder, the Hatch-Waxman Act provides for an automatic stay on the FDA's ability to grant final approval of the ANDA for the generic product. The period during which the FDA may not approve the ANDA and the patent challenger therefore may not market the generic product is 30 months, or such shorter or longer period as may be ordered by the court. The 30-month period may or may not, and often does not, coincide with the timing of the resolution of the lawsuit or the expiration of a patent, but if the patent challenge is successful or the challenged patent expires during the 30-month period, the FDA may approve the generic drug for marketing, assuming there are no other obstacles to approval such as exclusivities given to the NDA holder.

Under the Hatch-Waxman Act, the developer of a proposed generic drug which is the first to have its ANDA accepted for filing by the FDA, and whose filing includes a Paragraph IV certification, may be eligible to receive a 180-day period of generic market exclusivity. This period of market exclusivity may provide the patent challenger with the opportunity to earn a return on the risks taken and its legal and development costs and to build its market share before competitors can enter the market.

Medicaid and Medicare

Medicaid, Medicare and other reimbursement legislation or programs govern reimbursement levels and require all pharmaceutical manufacturers to rebate a percentage of their revenues arising from Medicaid-reimbursed drug sales to individual states. Congress passed the Affordable Care Act in March 2010, which increased the rebate from 11% to 13% of the average manufacturer's price for sales of Medicaid-reimbursed products marketed under ANDAs. We believe that Federal or state governments may continue to enact measures aimed at reducing the cost of drugs to the public.

DEA

Because the Company sells and develops products containing controlled substances, it must meet the requirements and regulations of the Controlled Substances Act which are administered by the Drug Enforcement Agency ("DEA"). These regulations include stringent requirements for manufacturing controls and security to prevent diversion of or unauthorized access to the drugs in each stage of the production and distribution process. We have the approval of the DEA to sell certain generic pharmaceutical products containing narcotics. We are currently manufacturing 7 preparations containing narcotics and are developing other products that contain narcotics. In order to manufacture and sell products containing narcotics, we have implemented stringent security precautions to insure that the narcotics are accounted for and properly stored and handled.

Environment

We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

Product Liability

The sale of pharmaceutical products can expose the manufacturer of such products to product liability claims by consumers. A product liability claim, if successful and in excess of our insurance coverage, could have a material adverse effect on our financial condition. We maintain product liability insurance policies which provide coverage in the amount $20,000,000 per claim and in the aggregate.

Order Backlog

Due to the relatively short lead-time required to fill orders for our products, the backlog of orders is not material to our business.

Employees

As of April 30, 2011, we employed 406 full-time persons and 2 part-time persons, of whom 48 full-time employees and 1 part-time employee were engaged in executive, financial and administrative capacities; 91 in marketing, sales and service; 166 full-time employees and 1 part-time employee in production, warehousing and distribution; and 101 in research and development and quality control functions. We are not a party to a collective bargaining agreement. The management of the Company considers its relations with its employees to be satisfactory.

Website Access to Filings with the Securities and Exchange Commission

Additional information about the Company is available on our website at www.hitechpharm.com. All of our electronic filings with the SEC including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available on our website free of charge as soon as reasonably practicable after they are electronically filed with and furnished to the SEC. The SEC's internet site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our SEC filings are also available through the SEC's website at http://www.sec.gov. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Room by calling the SEC at 1-800-SEC-0330. Information contained on our website is not incorporated by reference in the Annual Report on Form 10-K and shall not be deemed "filed" under the Securities Exchange Act of 1934.

ITEM 1A. Risk Factors.

The following risk factors could have a material adverse effect on the Company's business, financial position or results of operations. These risk factors may not include all of the important factors that could affect our business or our industry or that could cause our future financial results to differ materially from historic or expected results or cause the market price of our common stock to fluctuate or decline.

Our pipeline of products in development may be subject to regulatory delays at the FDA. Delays in key products could have material adverse effects on our business, financial position and results of operations.

Our future revenue growth and profitability are dependent upon our ability to develop and introduce new products on a timely basis in relation to our competitors' product introductions. Our failure to do so successfully could have a material adverse effect on our financial position and results of operations.

Many products require FDA approval prior to being marketed. The process of obtaining FDA approval to manufacture and market new and generic pharmaceutical products is rigorous, time-consuming, costly and largely unpredictable. We may be unable to obtain requisite FDA approvals on a timely basis for new generic products that we may develop. The Company has experienced delays on non-material products from time to time, and has on occasion withdrawn ANDAs when the Company determined that approval was not likely.

The ANDA process often results in the FDA granting final approval to a number of ANDAs for a given product. We may face immediate competition when we introduce a generic product into the market. These circumstances could result in significantly lower prices, as well as reduced margins, for generic products compared to brand products. New generic market entrants generally cause continued price and margin erosion over the generic product life cycle.

From June 2010 to February 2011, the Company did not receive any approvals, because the Company was on a compliance hold related to a warning letter at the FDA.

The timing and cost of obtaining FDA approvals could adversely affect our product introduction plans, financial position and results of operations.

We have sold certain prescription items that the Company believes did not require FDA approval. The FDA has taken action to require formal approvals for many of these products.

During fiscal year 2011, Hi-Tech sold approximately 14 generic prescription products which the company believes do not currently require FDA approvals. These products were discontinued by the Company upon receipt of a warning letter by the FDA.

On June 30, 2010, the Company received a warning letter from the FDA. The warning letter primarily dealt with the marketing of several products that the FDA states require FDA approval and manufacturing practices related to those products. The Company responded to the warning letter and met with the FDA to determine how best to resolve these issues. The Company suspended sales of these products until the issue is resolved. Sales of these products totaled approximately $5,000,000 in fiscal year 2010. In addition, the Company incurred an expense of $865,000 to write off the value of the inventory used in the manufacturing of these products.

Many of these products either fall under the grandfathered Drug Efficacy Study Implementation ("DESI") or nutritional classifications. Grandfathered drugs are drugs that were on the market prior to the passage of the Food, Drug and Cosmetic Act of 1938. It was not until the passage of the Food, Drug and Cosmetic Act of 1938 that a New Drug Application (NDA) was required for marketing a drug product as the regulatory mechanism for insuring that all new drugs were cleared for safety prior to distribution. The requirement for pre-clearance for effectiveness was added by the 1962 amendment.

Following enactment of the 1938 law, drugs on the market prior to that time were exempted or "grandfathered" and manufacturers were not required to file an NDA. The premise was that all pre-1938 drugs were considered safe, and if the manufacturer did not change the product formulation or indication, then an NDA was not required. FDA has taken the position, however, that if manufacturing conditions or labeling for the pre-1938 drugs have changed then these drugs are no longer "grandfathered" and require formal FDA approval.

DESI drugs are drugs that were approved solely on the basis of their safety prior to 1962. Thereafter, Congress required drugs to be shown to be effective as well. The FDA initiated the DESI program to evaluate the effectiveness of those drugs that had been previously approved on safety grounds alone. These drugs, and those identical, related, and similar to them, may continue to be marketed until the administrative proceedings evaluating their effectiveness have been concluded, at which point continued marketing is only permitted if an NDA is approved for such drugs. The vast majority of the DESI proceedings have been concluded, but a few are still pending.

On March 2, 2011, the US Food and Drug Administration (FDA) indicated in its MedWatch publication that the Agency intends to remove approximately 500 currently marketed cough/cold and allergy related products. Three of these are currently marketed by ECR Pharmaceuticals under the brand name Lodrane®. ECR Pharmaceuticals must stop shipping these products within 180 days after March 2, 2011. Sales of Lodrane® products amounted to approximately $16,600,000 and $13,100,000 for the year ended April 30, 2011 and April 30, 2010, respectively. The Company reserved $900,000 for the potential obsolescence of Lodrane® inventory held as of April 30, 2011. The Company is pursuing a variety of options to obtain FDA approval for a Lodrane® product.

The following table shows the sales contributions of these unapproved prescription products to each division and Hi-Tech's total sales for fiscal 2011.

	% of Sales
Hi-Tech Generics	1%
Health Care Products	0%
ECR Pharmaceuticals	85%
Hi-Tech (consolidated)	9%

Continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of currently marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of product marketing. These situations, should they occur, could have a material adverse effect on our profitability, financial position and results of operations.

We are subject to government regulation from the FDA and the DEA. We face significant costs and uncertainties associated with our efforts to comply with applicable regulations. Should we fail to comply, we could experience material adverse effects on our business, financial position and results of operations.

The pharmaceutical industry is subject to regulation by various Federal and state governmental authorities. For instance, we must comply with FDA requirements with respect to the manufacture, labeling, sale, distribution, marketing, advertising, promotion and development of pharmaceutical products. Failure to comply with FDA and other governmental regulations can result in fines, disgorgement, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of FDA's review of ANDAs, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have internal regulatory compliance programs and policies and have had a favorable compliance history, there is no guarantee that we may not be deemed to be deficient in some manner in the future. If we were deemed to be deficient in any significant way, it could have a material adverse effect on our business, financial position and results of operations.

In addition to the new drug approval process, the FDA also regulates the facilities and operational procedures that we use to manufacture our products. We must register our facilities with the FDA. All products manufactured in those facilities must be made in a manner consistent with current Good Manufacturing Practices ("cGMP"). Compliance with cGMP regulations requires substantial expenditures of time, money and effort in such areas as production and quality control to ensure full technical compliance. Failure to comply with cGMP regulations could result in an enforcement action brought by the FDA, which periodically inspects our manufacturing facilities for compliance, which could include withholding the approval of ANDAs or other product applications of a facility if deficiencies are found at that facility. FDA approval to manufacture a drug is site-specific. If the FDA would cause our manufacturing facilities to cease or limit production, our business could be adversely affected. Delay and cost in obtaining FDA approval to manufacture at a different facility also could have a material adverse effect on our business, financial position and results of operations.

The Drug Enforcement Administration ("DEA") enforces the Controlled Substances Act and maintains oversight over the Company's products that are considered controlled substances. The DEA requires the Company to comply with certain reporting and record keeping requirements and requires certification of the Company's facilities for the manufacture and sale of these products.

We are subject, as are generally all manufacturers, to various Federal, state and local laws of general applicability, such as laws regulating working conditions, as well as environmental protection laws and regulations, including those governing the discharge of materials into the environment. Although we have not incurred significant costs associated with complying with such environmental provisions in the past, if changes to such environmental provisions are made in the future that require significant changes in our operations or if we engage in the development and manufacturing of new products requiring new or different environmental controls, we may be required to expend significant funds. Such changes could have a material adverse effect on our business, financial position and results of operations.

Once approved, our new products may not achieve the expected levels of market acceptance. Failure to capture market share on new products could have material adverse effects on our business, financial position and results of operations.

Our approved products may not achieve expected levels of market acceptance, which could have a material adverse effect on our profitability, financial position and results of operations. Even if we were able to obtain regulatory approvals of our new pharmaceutical products, generic or brand, the success of those products is dependent upon market acceptance. Levels of market acceptance for new products could be impacted by several factors, including:

- the timing of our market entry
- the availability of alternative products from our competitors
- the price of our products relative to that of our competitors
- the availability of authorized generics
- the acceptance of our products by government and private formularies

Many of these factors are not within our control.

Our industry is highly competitive. Competitors could cause pricing declines or loss of market share which could cause material adverse effects on our business, financial position and results of operations.

We face competition from other pharmaceutical manufacturers that potentially threatens the commercial acceptance and pricing of our products, which could have a material adverse effect on our business, financial position and results of operations. Competitors which compete with Hi-Tech on multiple products include Wockhardt, Qualitest, Actavis, Falcon, Bausch and Lomb, Fougera, Roxanne and Apotex. Each of these competitors is larger than Hi-Tech and may have the ability to price products more competitively than Hi-Tech. These competitors may reduce prices on products that we currently market which would force us to lower our price or could cause us to lose market share.

Our competitors may be able to develop products and processes competitive with or superior to our own for many reasons, because they may have:

- proprietary processes or delivery systems
- larger research and development staffs
- larger sales and marketing staffs
- larger production capabilities
- more products
- more experience in developing new drugs and greater financial resources

Each of these factors and others could have a material adverse effect on our business, financial position and results of operations.

We sell our products to a limited number of major customers. The number of customers in our industry has declined due to consolidations over the past several years. Any significant reduction in business with any of our top five customers could have a material adverse effect on our business, financial position and results of operations.

Our top 5 customers, based on sales, accounted for 54% of our total sales for fiscal 2011. The Company has standard industry agreements made in the ordinary course of business with these customers which include prompt payment discounts, and various standard fee or rebate arrangements. Purchases are made on a purchase order basis. Therefore, the agreements are not material since they do not bind the customers to purchase their requirements from the Company. Any significant reduction of business with any of our top 5 customers could have a material adverse effect on our business, financial position and results of operations.

Sales of our products may be adversely affected by the continuing consolidation of our customers.

Significant amounts of our sales are made to a relatively small number of drug wholesalers, retail drug chains, managed care purchasing organizations, mail order pharmacies and hospitals. These customers represent an essential part of the distribution chain of generic pharmaceutical products. These customers have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the existence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. The result of these developments may have a material adverse effect on our business, financial position and results of operations.

We are reliant on third party suppliers for the active ingredients for our products. A prolonged interruption in the supply of such products could have a material adverse effect on our business, financial position and results of operations.

Active pharmaceutical ingredients, packaging components, and other materials and supplies that we use in our pharmaceutical manufacturing operations, as well as certain finished products, are generally available and purchased from many different foreign and domestic suppliers. With the exception of a supply agreement for the active ingredient for the Company's Dorzolamide Hydrochloride products, the Company does not have any written material agreements with any of its raw material suppliers. We attempt to maintain sufficient raw materials inventory, in some cases by carrying long term supplies. In certain cases we have listed only one supplier in our applications with the FDA, but we have applied to the FDA to receive approval to use alternative suppliers on several products. However, there is no guarantee that we will always have timely and sufficient access to a critical raw material or finished product. A prolonged interruption in the supply of a single-sourced active ingredient or finished product could cause our financial position and results of operations to be materially adversely affected.

We manufacture a majority of our generic products and some of our over the counter brands at two facilities in one location. A significant disruption at this facility, even on a short term basis, could have a material adverse effect on our business, financial position and results of operations.

Our generic products and some of our branded products are produced at our two manufacturing facilities located at one site. The Company stores products at facilities in Amityville, NY and Richmond, VA. A significant disruption at the manufacturing facilities, even on a short-term basis, could impair our ability to produce and ship products to the market on a timely basis, which could have a material adverse effect on our business, financial position and results of operations.

The following table shows the sales contributions of products manufactured at Hi-Tech's Amityville facility to each division and to the Company as a whole:

	% of Sales
Hi-Tech Generics	98%
Health Care Products	37%
ECR Pharmaceuticals	1%
Hi-Tech (consolidated)	82%

The Company uses multiple contract manufacturers to supply products not made at Hi-Tech's Amityville facility. Failure of one or more than one of these manufacturers to supply products to Hi-Tech could have material adverse effects on our business.

Approximately 99% of the products made for our ECR Pharmaceuticals are made at contract manufacturers. Additionally, both our Health Care Products division and our Hi-Tech Generic division utilize contract manufacturers. The Company usually holds higher levels of inventory of products made from outside suppliers to minimize supply disruptions. In the event that one or more of these contract manufactures were to experience manufacturing problems or FDA regulatory issues and were unable to deliver product on behalf of the Company, our financial position and results from operations could be adversely affected.

In the normal course of business, we periodically enter into employment agreements, legal settlements and other agreements which incorporate indemnification provisions. We maintain insurance coverage which we believe will effectively mitigate our obligations under these indemnification provisions. Should our obligation under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse effect on our business, financial position and results of operations.

In the normal course of business, we periodically enter into employment agreements, legal settlements, and other agreements which incorporate indemnification provisions. We maintain insurance coverage which we believe will effectively mitigate our obligations under these indemnification provisions. However, should our obligation under an indemnification provision exceed our coverage or should coverage be denied, it could have a material adverse effect on our business, financial position and results of operations.

We use a variety of estimates and assumptions in preparing our financial statements. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Any changes in estimates, judgments and assumptions used could have a material adverse effect on our business, financial position and results of operations.

The financial statements included in the periodic reports we file with the Securities and Exchange Commission ("SEC") are prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP involves making estimates of expenses and income. This includes, but is not limited to, estimates, judgments and assumptions used in the adoption of the provisions of ASC Topic 360-10-35,"Impairment or Disposal of Long-Lived Assets", ASC Topic 605, "Revenue Recognition" and ASC Topic 718,"Compensation—Stock Compensation". Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our business, financial position and results of operations.

Our business and results of operations could be adversely affected by qui tam litigation.

In connection with the sale of pharmaceutical products, certain claims alleging the submission of false claims to the government can form the basis for qui tam complaints to be filed. The qui tam provisions of the federal civil False Claims Act and various state civil False Claims Acts authorize a private person, known as a "relator" (i.e. "whistleblower"), to file civil actions under the federal and state statutes on behalf of the federal and state governments. Under the federal civil False Claims Act and applicable state civil False Claims Acts, the filing of a qui tam complaint by a relator imposes obligations on federal or state government authorities to investigate the allegations and to determine whether or not to intervene in the action. Such cases typically revolve around the marketing, sale and/or purchase of pharmaceutical products and allege wrongdoing in the marketing, sale and/or purchase of such products. Such complaints are filed under seal and remain sealed until the applicable court orders otherwise.

Our business and results of operations could be adversely affected if it is determined that we are found liable under the qui tam complaint filed against us for false claims under the civil False Claims Act.

We are subject to changing rules and regulations of federal and state government as well as the stock exchange on which our common stock is listed.

We are subject to changing rules and regulations of federal and state government as well as the stock exchange on which our common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC and the Nasdaq Global Market, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations and requirements in response to laws enacted by Congress. On July 21, 2010, the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as "say on pay" and proxy access. Our efforts to comply with these requirements are likely to result in an increase in expenses which is difficult to quantify at this time.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

NONE

ITEM 2. PROPERTIES.

Our executive offices and manufacturing facilities are owned by the Company, are located in Amityville, New York, and are comprised of six buildings with approximately 207,000 square feet. These include:

- A 42,000 square foot facility dedicated to liquid and semi-solid production
- A 28,000 square foot facility housing a sterile manufacturing facility, DEA manufacturing, chemistry and microbiology laboratories
- A 72,000 square foot facility used for the warehousing of finished goods which also houses our Health Care Products division
- A 21,500 square foot facility with 3,500 square feet of research and development space and 18,000 square feet of warehouse space
- A 8,000 square foot office building which is utilized for administrative functions
- A 35,000 square foot facility with mixed office, laboratory and manufacturing space

Additionally, the Company's ECR Pharmaceuticals subsidiary leases approximately 12,000 square feet in Richmond, Virginia. The lease on this facility expires August 31, 2014 and is renewable.

We believe that our properties are adequately covered by insurance and are suitable and adequate for our needs for several years.

ITEM 3. LEGAL PROCEEDINGS.

The disclosure under Note [L], Commitments, Contingencies and Other Matters, Legal Proceedings included in Part II Item 8 of this report is incorporated in this Part I Item 3 by reference.

ITEM 4. REMOVED AND RESERVED.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

The Company's common stock is traded on the National Global Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol HITK.

The following table sets forth the high and low closing sales prices per share of the Company's common stock for the periods indicated on the NASDAQ National Global Market System. The quotations are inter-dealer prices, without retail mark-up, mark-down or commissions paid, and may not necessarily reflect actual transactions.

Quarter Ended	High	Low
Fiscal 2010		
July 31, 2009	17.73	7.37
October 31, 2009	25.38	13.49
January 31, 2010	29.09	18.27
April 30, 2010	26.65	20.00
Fiscal 2011		
July 31, 2010	25.39	17.38
October 31, 2010	23.12	16.69
January 31, 2011	26.18	21.06
April 30, 2011	27.67	18.68

As of July 8, 2011 the closing price of the Common Stock on the Nasdaq Global Market System was $30.35.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares, for the five year period ended April 30, 2011, the cumulative total stockholder return for our common stock, the Nasdaq Stock Market (U.S. companies) Index (the "Nasdaq Composite") and the Nasdaq Pharmaceutical Index (the "Nasdaq Pharmaceutical"). The graph assumes that $100 was invested on April 30, 2006 in the common stock of the Company, and in the Nasdaq Composite and the Nasdaq Pharmaceutical and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Hi-Tech Pharmacal Co., Inc., the NASDAQ Composite Index
and the NASDAQ Pharmaceutical Index


$140
$120
$100
$80
$60
$40
$20
$0
4/06
4/07
4/08
4/09
4/10
4/11
Hi-Tech Pharmacal Co., Inc.
NASDAQ Composite
NASDAQ Pharmaceutical

*$100 invested on 4/30/06 in stock or index, including reinvestment of dividends.
Fiscal year ending April 30.

Equity Compensation Plan Information

The table below sets forth, as of the end of the fiscal year ended April 30, 2011, for the Hi-Tech Pharmacal Co., Inc. Amended and Restated Stock Option Plan, 2009 Stock Option Plan and 1994 Director Stock Option Plan, as Amended ("Plans") the number of securities to be issued upon the exercise of outstanding options, warrants and rights; the weighted-average exercise price of the outstanding options warrants and rights; and the number of securities remaining for future issuance under the Plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,384,000	$ 15.24	754,000
Equity compensation plans not approved by security holders	—	—	—
Total	2,384,000	$ 15.24	754,000

There are no Company equity compensation plans not approved by the Company's stockholders.

UNREGISTERED SALES OF EQUITY SECURITIES, USE OF PROCEEDS AND ISSUER PURCHASES OF EQUITY SECURITIES

Recent Sales of Unregistered Shares

Period	Total Number of Shares Purchased	Average Price per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans (1)
02/01/11 – 02/28/11	0	$ 0.00	0	$ 0
03/01/11 – 03/31/11	0	$ 0.00	0	$ 0
04/01/11 – 04/30/11	0	$ 0.00	0	$ 0

(1) The Company's Board of Directors has authorized $23,000,000 to repurchase the Company's common stock. To date the Company has spent the entire $23,000,000 and has repurchased 2,456,000 shares. There are no further repurchases planned at this time.

Common Stock Holders

The Company believes there are approximately 6,000 holders of Common Stock, not including shares held in street name by brokers and nominees, as of July 8, 2011.

Dividends

The Company has never declared or paid any cash dividends, and it does not anticipate that it will pay cash dividends in the foreseeable future. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing. The Company's Revolving Credit Agreement with JPMorgan Chase prohibits the payment of cash dividends.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below as of and for the years, as indicated, is derived from the audited financial statements of the Company. This data is qualified in its entirety by reference to, and should be read in conjunction with, Management's Discussion and Analysis of Financial Condition and Results of Operations and the Company's financial statements and related notes thereto for the years ended April 30, 2011, 2010 and 2009. The following results may not be indicative of our future results.

YEAR ENDED APRIL 30,	2011	2010	2009	2008	2007
Statement of operations data					
Net sales	$ 190,848,000	$ 159,339,000	$ 101,780,000	$ 57,636,000	$ 58,898,000
Cost and expenses:					
Cost of goods sold	83,263,000	68,553,000	53,845,000	38,924,000	35,704,000
Selling, general and administrative expense	39,104,000	43,100,000	30,633,000	21,900,000	23,914,000
Research and product development costs	9,350,000	7,259,000	7,429,000	6,208,000	4,733,000
Royalty income	(4,607,000)	(3,572,000)	(547,000)	—	—
Contract research (income)	(675,000)	(894,000)	(136,000)	—	(123,000)
Interest expense	45,000	29,000	38,000	27,000	18,000
Interest (income) and other	(433,000)	(1,193,000)	(4,237,000)	(480,000)	(1,314,000)
Total costs and expenses	$ 126,047,000	$ 113,282,000	$ 87,025,000	$ 66,579,000	$ 62,932,000
Income (loss) from continuing operations before provision for income taxes	64,801,000	46,057,000	14,755,000	(8,943,000)	(4,034,000)
Provision for income tax expense/ (benefit)	21,082,000	14,471,000	5,660,000	(2,476,000)	(1,998,000)
Income (loss) from continuing operations	43,719,000	31,586,000	9,095,000	(6,467,000)	(2,036,000)
Income (loss) from discontinued operations	(2,265,000)	(465,000)	722,000	1,369,000	—
Net income (loss)	$ 41,454,000	$ 31,121,000	$ 9,817,000	$ (5,098,000)	$ (2,036,000)
Basic earnings (loss) per share:					
Continuing operations	3.47	2.65	0.80	(0.57)	(0.17)
Discontinued operations	(0.18)	(0.04)	0.07	0.12	—
Basic earnings (loss) per share	$ 3.29	$ 2.61	$ 0.87	$ (0.45)	$ (0.17)
Diluted earnings (loss) per share:					
Continuing operations	3.36	2.54	0.78	(0.57)	(0.17)
Discontinued operations	(0.17)	(0.04)	0.06	0.12	—
Diluted earnings (loss) per share	$ 3.19	$ 2.50	$ 0.84	$ (0.45)	$ (0.17)
Weighted average common shares outstanding, basic	12,615,000	11,903,000	11,303,000	11,353,000	11,884,000
Effect of potential common shares	397,000	522,000	389,000	—	—
Weighted average common shares outstanding, diluted	13,012,000	12,425,000	11,692,000	11,353,000	11,884,000

APRIL 30,	2011	2010	2009	2008	2007
Balance sheet data:					
Working capital	$ 132,135,000	$ 88,692,000	$ 55,433,000	$ 45,875,000	$ 55,540,000
Total assets	$ 203,240,000	$ 150,284,000	$ 107,355,000	$ 85,012,000	$ 97,742,000
Long-term debt	$ 621,000	$ 37,000	$ 230,000	$ 0	$ 0
Stockholders' equity	$ 181,012,000	$ 134,766,000	$ 86,355,000	$ 75,165,000	$ 82,985,000

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Report.

The following table sets forth, for all periods indicated, the percentage relationship that items in the Company's Statements of Operations bear to net sales.

	YEAR ENDED APRIL 30,		
	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	43.6%	43.0%	52.9%
Gross profit	56.4%	57.0%	47.1%
Selling, general & administrative expense	20.5%	27.0%	30.1%
Research and product development costs	4.9%	4.6%	7.3%
Royalty income	-2.4%	-2.2%	-0.5%
Contract research (income)	-0.4%	-0.6%	-0.1%
Interest expense	0.0%	0.0%	0.0%
Interest (income) and other	-0.2%	-0.7%	-4.2%
Total expenses	22.4%	28.1%	32.6%
Income before tax provision	34.0%	28.9%	14.5%
Income tax provision	11.0%	9.1%	5.6%
Income from continuing operations	23.0%	19.8%	8.9%
Income (loss) from discontinued operations	-1.3%	-0.3%	0.7%
Net income	21.7%	19.5%	9.6%

RESULTS OF OPERATIONS FOR YEARS ENDED APRIL 30, 2011 AND 2010

Revenue

	2011	2010	Change	% Change
Hi-Tech Generics	$ 157,361,000	$ 129,359,000	$ 28,002,000	22%
Health Care Products	13,872,000	11,268,000	2,604,000	23%
ECR Pharmaceuticals	19,615,000	18,712,000	903,000	5%
Total	$ 190,848,000	$ 159,339,000	$ 31,509,000	20%

Net sales of Hi-Tech generic pharmaceutical products, which include some private label contract manufacturing, increased due to an increase in sales of Fluticasone Propionate nasal spray. Strong unit sales at higher average prices helped increase sales of Fluticasone Propionate nasal spray to $73,800,000 for the year versus $13,800,000 in the previous year. Sales of Dorzolamide with Timolol ophthalmic solution and Dorzolamide ophthalmic solution dropped to approximately $27,100,000 from approximately $49,600,000 in the previous year due to significantly lower pricing for the products. Sales of cold and flu items declined during the year, compared to a period of unusually strong demand during summer 2009. Lower pricing and unit volumes of Acetic Acid with Hydrocortisone also contributed to the decline in sales of other generic products. The Company temporarily halted sales of several unapproved products in late June 2010, which resulted in lower sales of these products. As of today, the Company has not resumed shipments of these products. Sales of these products totaled approximately $5,000,000 in 2010.

The Health Care Products division, which markets the Company's branded OTC products, experienced higher sales due to the Company's acquisition of the MagOx® line of magnesium supplements from Blaine Pharmaceuticals in March 2010.

ECR Pharmaceuticals, which sells branded prescription products, saw increased sales of the Lodrane® line of antihistamines, which were partially offset by lower sales of the Dexpak® line of corticosteroids due to competition.

On March 2, 2011, the US Food and Drug Administration (FDA) indicated in its MedWatch publication that the Agency removed approximately 500 currently marketed cough/cold and allergy related products including Lodrane® products. Three of these are currently marketed by ECR Pharmaceuticals under the brand name Lodrane®. ECR Pharmaceuticals must stop shipping these products within 180 days after March 2, 2011. Sales of Lodrane® products amounted to approximately $16,600,000 and $13,100,000 for the year ended April 30, 2011 and April 30, 2010, respectively.

On May 9, 2011 the Company sold various assets of its Midlothian Laboratories division, and the sales from this business are included in discontinued operations.

Cost of Sales

	2011		2010	
	$	% of sales	$	% of sales
Cost of Sales	$ 83,263,000	44%	$ 68,553,000	43%

The increase in cost of sales as a percentage of net sales is primarily due to significant pricing declines for Dorzolamide with Timolol ophthalmic solution and Dorzolamide ophthalmic solution. Pricing decreases and unit sales declines of the higher margin Acetic Acid with Hydrocortisone also contributed to this trend. Increased sales of Fluticasone Propionate nasal spray at higher average prices partially offset this effect as did increased sales of the MagOx® line of magnesium supplements and Lodrane®, which sell at margins above the Company's average. The Company experienced an increase in prices on certain raw materials and components which increased cost of sales for certain generic products. Included in cost of sales is a reserve of $1,123,000 for potential obsolescence of Lodrane® and Zolpimist® inventory for the ECR subsidiary.

Expense Items

	2011	2010	Change	% Change
Selling, general and administrative expense	$ 39,104,000	$ 43,100,000	$ (3,996,000)	(9)%
Research and product development costs	$ 9,350,000	$ 7,259,000	$ 2,091,000	29%
Royalty income	$ (4,607,000)	$ (3,572,000)	$ (1,035,000)	29%
Contract research (income)	$ (675,000)	$ (894,000)	$ 219,000	(24)%
Interest expense	$ 45,000	$ 29,000	$ 16,000	55%
Interest (income) and other	$ (433,000)	$ (1,193,000)	$ 760,000	(64)%
Provision for income tax expense	$ 21,082,000	$ 14,471,000	$ 6,611,000	46%

The decline in selling, general and administrative expenses was primarily due to absence of the royalty payment on profits of Dorzolamide with Timolol ophthalmic solution which was $4,100,000 in the prior period. The Company bought out its partner on the product in January 2010 for $2,100,000 and no longer incurs this expense.

Selling, general and administrative expenses for the ECR Pharmaceuticals subsidiary rose as the sales force increased.

The increase in Research and Development expenditures is due to increased spending on internal projects for the generic division, including an increase in the internal R&D staff and expenditures at the Company's ECR Pharmaceuticals subsidiary.

Royalty income includes royalties relating to Brometane, a cough and cold product which the Company divested in July 2008, for which the Company received royalties through December 2010, a royalty on sales of certain Naprelan® strengths and on nutritional products divested by the Company's Midlothian division. Hi-Tech kept the royalty stream generated by these nutritional products when it sold off other assets of the Midlothian division. Royalties of these nutritional products were the primary driver of the increase in royalty income, because the Company received four quarters of income this fiscal year versus only three quarters in fiscal 2010.

Interest (income) and other includes the $1,000,000 gain on the sale of the related rights to certain nutritional products previously sold by Midlothian for the year ended April 30, 2010. Other (income) expense also includes a $250,000 write-off of the Company's investment in Neuro-Hitech based on the decline in the stock price and the limited trading activity.

The effective tax rate increased to 33% in fiscal year 2011 from 31% in fiscal year 2010 due to a larger benefit from stock option exercises in the prior year.

Income Analysis

	2011	2010	Change	% Change
Income from continuing operations	$ 43,719,000	$ 31,586,000	$ 12,133,000	38%
Income (loss) from discontinued operations, net of tax	(2,265,000)	(465,000)	(1,800,000)	387%
Net Income	$ 41,454,000	$ 31,121,000	$ 10,333,000	33%
Basic Earnings Per Share:				
Continuing Operations	3.47	2.65	0.82	31%
Discontinued Operations	(0.18)	(0.04)	(0.14)	350%
Basic Earnings Per Share	$ 3.29	$ 2.61	$ 0.68	26%
Diluted Earnings Per Share:				
Continuing Operations	3.36	2.54	0.82	32%
Discontinued Operations	(0.17)	(0.04)	(0.13)	325%
Diluted Earnings Per Share	$ 3.19	$ 2.50	$ 0.69	28%
Weighted Average Common Shares Outstanding, Basic	12,615,000	11,903,000	712,000	6%
Effect of Potential Common Shares	397,000	522,000	(125,000)	(24)%
Weighted Average Common Shares Outstanding, Diluted	13,012,000	12,425,000	587,000	5%

Shares outstanding increased due to the exercise of options.

RESULTS OF OPERATIONS FOR YEARS ENDED APRIL 30, 2010 AND 2009

Revenue

	2010	2009	Change	% Change
Hi-Tech Generics	$ 129,359,000	$ 88,848,000	$ 40,511,000	46%
Health Care Products	11,268,000	10,125,000	1,143,000	11%
ECR Pharmaceuticals	18,712,000	2,807,000	15,905,000	567%
Total	$ 159,339,000	$ 101,780,000	$ 57,559,000	57%

Net sales of Hi-Tech generic pharmaceutical products, which include some private label contract manufacturing, increased primarily due to new product launches in the previous year. Sales for Dorzolamide with Timolol Ophthalmic Solution and Dorzolamide Ophthalmic solution totaled $49,600,000 in the year as the Company sold significantly more units, although at lower average prices than the previous year in which sales totaled $23,500,000 for the six months in which the product was sold in the previous year. The Company launched Hydrocortisone with Acetic Acid, a generic version of VoSol® HC, which the Company acquired in fiscal 2007, and sales of this product were the second largest driver of Hi-Tech's generic sales increase. Strong sales of Sulfamethoxazole with Trimethoprim and Fluticasone Propionate nasal spray also contributed to the strong results. Sales of Dorzolamide and Fluticasone products surged in the Company's fourth quarter as a competitor was unable to supply these products. The Company discontinued several unapproved cough and cold products, salicylic acid products and some strengths of urea products during the year, which resulted in significantly lower sales of these products.

The Health Care Products division, which markets the Company's branded OTC products, experienced higher sales of Diabetic Tussin® and Multibetic®. Additionally, the Company acquired the Mag-Ox® line of Magnesium supplements from Blaine Pharmaceuticals in March 2010, and benefited from two months of sales of these products.

In February 2009, the Company acquired the assets of ECR Pharmaceuticals which sells branded prescription products. Sales for the period included sales of the Lodrane® line of antihistamines, the Dexpak® line of corticosteroids, Bupap®, an analgesic tablet and VoSol® HC, a product indicated for swimmer's ear. In February 2010, ECR launched Tropazone ™, a treatment for dermatitis. Sales of Lodrane® accounted for approximately 75% of the sales of this subsidiary, and the Company implemented a pricing increase in January 2010 for its Lodrane® line.

On May 9, 2011 the Company sold various assets of its Midlothian Laboratories division, and the sales from this business are included in discontinued operations.

Cost of Sales

	2010		2009	
	$	% of sales	$	% of sales
Cost of Sales	$ 68,553,000	43%	$ 53,845,000	53%

The primary factor for an increase in gross profit is a full year of sales from our ECR Pharmaceuticals subsidiary, which sells higher margin branded products. Gross margins declined in our Midlothian Laboratories' business with a change in product mix, and this business now has the lowest margins among our businesses. A full year of sales of higher margin generic products, including Dorzolamide with Timolol ophthalmic solution, Dorzolamide ophthalmic solution and Hydrocortisone with Acetic Acid, also contributed to higher gross margins. As competitors entered the Dorzolamide products market, the Company experienced a decline in the sales price and gross profit margin for these products. Sales of some products, such as Sulfamethoxazole with Trimethoprim, were at higher average prices than the previous year due to a price increase and a change in the mix of customers. The Company was able to negotiate lower raw material prices from some of its suppliers, helping decrease costs. Subsequent to year end, due to a warning letter from the FDA the Company suspended sales of Paregoric, Urea 40% and vitamins containing fluoride. As a consequence of the withdrawal of these products, the Company wrote off the value of inventory at year end by approximately $865,000. In fiscal 2010 these products contributed approximately $5,000,000 in sales and approximately $2,000,000 in gross margin.

Expense Items

	2010	2009	Change	% Change
Selling, general and administrative expense	$ 43,100,000	$ 30,633,000	$ 12,467,000	41%
Research and product development costs	$ 7,259,000	$ 7,429,000	$ (170,000)	(2)%
Royalty income	$ (3,572,000)	$ (547,000)	$ (3,025,000)	553%
Contract research (income)	$ (894,000)	$ (136,000)	$ (758,000)	557%
Interest expense	$ 29,000	$ 38,000	$ (9,000)	(24)%
Interest (income) and other	$ (1,193,000)	$ (4,237,000)	$ 3,044,000	(72)%
Provision for income tax expense/(benefit)	$ 14,471,000	$ 5,660,000	$ 8,811,000	156%

Selling, general and administrative expenses for the period ended April 30, 2010 include expenses of the ECR Pharmaceuticals subsidiary. ECR Pharmaceuticals markets branded pharmaceuticals to doctors and therefore, spends a higher proportion of its sales on selling, general and administrative expenses. ECR Pharmaceuticals' sales force increased during the year from fifty to over sixty sales representatives. ECR Pharmaceutical's selling, general and administrative expenses totaled $8,570,000 for the year ended April 30, 2010. ECR's selling, general and administrative expenses for fiscal year 2009 were only $623,000, as it was acquired in February 2009.

During the fiscal year ended April 30, 2010, the Company paid $6,200,000 to its royalty partner on the Dorzolamide with Timolol Ophthalmic Solution including a $2,100,000 payment to buy out the future royalty stream. These payments are included in selling, general and administrative expense. For the year ended April 30, 2009 the Company paid $5,000,000 in royalties to its partner.

Additional increases in selling, general and administrative expenses in the current fiscal year included freight, legal, compensation, and IT expenses related to the implementation of the SAP enterprise resource planning system.

Expenditures for research and development were driven by the end of clinical trials for an externally developed project offset by increased expenditures on other external projects.

Royalty income increased due to royalties on certain nutritional products divested by Midlothian Laboratories in July 2009. Hi-Tech kept the royalty stream generated by these nutritional products when it sold off other assets of the Midlothian division. Royalty income also includes royalties relating to Brometane which the Company divested in July 2008 and a royalty on sales of the 500 mg strength Naprelan®.

Contract research income was primarily for work completed on a product for a company in the branded prescription product market. The Company plans to manufacture this product once it is approved the FDA.

Interest (income) and other includes the $1,000,000 gain on the sale of the related rights to certain nutritional products previously sold by Midlothian for the fiscal year ended April 30, 2010. Interest (income) and other includes the $3,500,000 gain on the sale of Brometane for the fiscal year ended April 30, 2009.

The effective tax rate declined in fiscal year 2010 from fiscal year 2009 due to the benefit from the exercises of options in a disqualifying disposition, and the reduction of the accrual for uncertain tax positions in the current year, compared to an increase in the prior year.

Income Analysis

	2010	2009	Change	% Change
Income from continuing operations	$ 31,586,000	$ 9,095,000	$ 22,491,000	247%
Income from discontinued operations, net of tax	(465,000)	722,000	(1,187,000)	(164)%
Net Income	$ 31,121,000	$ 9,817,000	$ 21,304,000	217%
Basic Earnings Per Share:				
Continuing Operations	2.65	0.80	1.85	231%
Discontinued Operations	(0.04)	0.07	(0.11)	(157)%
Basic Earnings Per Share	$ 2.61	$ 0.87	$ 1.74	200%
Diluted Earnings Per Share:				
Continuing Operations	2.54	0.78	1.76	226%
Discontinued Operations	(0.04)	0.06	(0.10)	(167)%
Diluted Earnings Per Share	$ 2.50	$ 0.84	$ 1.66	198%
Weighted Average Common Shares Outstanding, Basic	11,903,000	11,303,000	600,000	5%
Effect of Potential Common Shares	522,000	389,000	133,000	34%
Weighted Average Common Shares Outstanding, Diluted	12,425,000	11,692,000	733,000	6%

Shares outstanding increased due to the exercise of options, and the effect of potential common shares increased due to a higher stock price which resulted in a higher number of "in the money" outstanding options.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations are historically financed principally by cash flows generated from operations. At April 30, 2011 and April 30, 2010, working capital was approximately $132,135,000 and $88,692,000, respectively. The increase of $43,443,000 was primarily due to operating income earned during the fiscal year and cash received as a result of the exercise of stock options.

Cash flows provided by operating activities were approximately $33,086,000 which was primarily the result of net income of $41,454,000 plus non-cash expenses for depreciation and amortization of $5,099,000 and stock based compensation of $2,552,000. These inflows were offset by an increase of accounts receivables of $18,128,000 and various other changes in working capital accounts. The receivables for the Company increased primarily due to the increase in sales of $17,825,000 in the fourth quarter. A surge in orders in March and April for Fluticasone led to higher receivables levels and lower inventory levels than the Company would consider typical at year end.

Cash flows used in investing activities for the year ended April 30, 2011 were approximately $9,765,000. Intangible asset acquisitions are detailed on the following table:

Acquisition	Amount
ECR earn-out	$ 1,440,000
Nystatin oral suspension acquisition	$ 150,000
Other	$ 65,000

Capital expenditures of $8,266,000 in the fiscal year included an expansion of the production area in our non-sterile manufacturing facility and the purchase of a new high speed filler for nasal and oral sprays.

Cash flows provided by financing activities were $2,754,000 and primarily resulted from the proceeds and the tax benefit resulting from the exercise of stock options. The Company drew down $621,000 on its equipment financing line with JP Morgan Chase as described below.

The Company entered into a Revolving Credit Agreement, effective as of June 1, 2010, with JPMorgan Chase (the "Revolving Credit Agreement"). The Revolving Credit Agreement permits the Company to borrow up to $10,000,000 pursuant to a revolving credit note ("Revolving Credit Note") for, among other things within certain sublimits, general corporate purposes, acquisitions, research and development projects and future stock repurchase programs. Loans shall bear interest at a rate equal to, at the Company's option, in the case of a CB Floating Rate Loan, as defined in the Revolving Credit Agreement, the Prime Rate, as defined in the Revolving

Credit Agreement; provided that, the CB Floating Rate shall never be less than the Adjusted One Month LIBOR rate, or for a LIBOR Loan, at a rate equal to the Adjusted LIBOR rate plus the Applicable Margin, as such terms are defined in the Revolving Credit Agreement. The Revolving Credit Agreement contains covenants customary for agreements of this type, including covenants relating to a liquidity ratio, a debt service coverage ratio and a minimum consolidated net income. Borrowings under the Revolving Credit Agreement mature on May 27, 2013.

If an event of default under the Revolving Credit Agreement shall occur and be continuing, the commitments under the Revolving Credit Agreement may be terminated and the principal amount outstanding under the Revolving Credit Agreement, together with all accrued unpaid interest and other amounts owing under the Revolving Credit Agreement and related loan documents, may be declared immediately due and payable.

The Company also entered into a $5,000,000 equipment financing agreement with JPMorgan Chase on June 1, 2010. This agreement has similar interest rates. On June 15, 2010 the Company drew down $621,000 of the equipment financing line to fund a down payment for new filling and packaging equipment, and anticipates drawing down an additional $1,379,000 to finance the remaining payments for the equipment.

The Company may not declare or pay dividends or distributions, other than dividends payable solely in capital stock, so long as the Revolving Credit Note remains unpaid.

The Company believes that its financial resources consisting of current working capital, anticipated future operating revenue and its credit line will be sufficient to enable it to meet its working capital requirements for at least the next twelve months.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued Accounting Standard Update ("ASU") No. 2010-27, Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers. This ASU provides guidance on how pharmaceutical manufacturers should recognize and classify in their income statements fees mandated by the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act, both enacted in March 2010, referred to as the "Acts." The Acts impose an annual fee on the pharmaceutical manufacturing industry for each calendar year beginning on or after January 1, 2011. An entity's portion of the annual fee is payable no later than September 30 of the applicable calendar year and is not tax deductible. A portion of the annual fee will be allocated to individual entities on the basis of the amount of their brand prescription drug sales (including authorized generic product sales) for the preceding year as a percentage of the industry's brand prescription drug sales (including authorized generic product sales) for the same period. An entity's portion of the annual fee becomes payable to the U.S. Treasury once a pharmaceutical manufacturing entity has a gross receipt from branded prescription drug sales to any specified government program or in accordance with coverage under any government program for each calendar year beginning on or after January 1, 2011. The amendments in this ASU specify that the liability for the fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The annual fee is classified as an operating expense in the income statement. The amendments in this ASU were effective for calendar years beginning after December 31, 2010, when the fee initially became effective. The annual impact of this fee on us will be highly variable depending on the volume of our sales of authorized generics and brand products. There was no material impact of the adoption of this guidance on the consolidated financial statements of the Company at April 30, 2011.

The FASB has issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

In December 2010, the FASB updated the accounting guidance relating to the annual goodwill impairment test. The updated guidance requires companies to perform the second step of the impairment test to measure the amount of impairment loss, if any, when it is more likely than not that goodwill impairment exists when the carrying amount of a reporting unit is zero or negative. In considering whether it is more likely than not that goodwill impairment exists, an entity shall evaluate whether there are adverse qualitative factors. The updated guidance is effective for the Company beginning in the first quarter of fiscal 2012. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB updated the disclosure requirements for comprehensive income. The updated guidance requires companies to disclose the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance does not affect how earnings per share is calculated or presented. The updated guidance is effective for the Company beginning in the first quarter of fiscal year 2013. The Company is currently evaluating the impact of adoption of this accounting guidance on its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

In preparing financial statements in conformity with generally accepted accounting principles in the United States of America, we are required to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period covered thereby. As a result, these estimates are subject to an inherent degree of uncertainty. We base our estimates and judgments on our historical experience, the terms of existing contracts, our observance of trends in the industry, information that we obtain from our customers and outside sources, and on various assumptions that we believe to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments which impact our reported operating results and the carrying values of assets and liabilities. These assumptions include but are not limited to the percentage of new products which may have chargebacks and the percentage of items which will be subject to price decreases. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note A to our financial statements.

Revenue recognition and accounts receivable, adjustments for returns and price adjustments, allowance for doubtful accounts and carrying value of inventory represent significant estimates made by management.

Revenue Recognition and Accounts Receivable: Revenue is recognized for product sales upon shipment and when risk is passed to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. Estimated sales returns, allowances and discounts are provided for in determining net sales. Contract research income is recognized as work is completed and billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones.

Adjustments for Returns and Price Adjustments: Our product revenues are typically subject to agreements with customers allowing chargebacks, rebates, rights of return, pricing adjustments and other allowances. Based on our agreements and contracts with our customers, we calculate adjustments for these items when we recognize revenue and we book the adjustments against accounts receivable and revenue. Chargebacks, primarily from wholesalers, are the most significant of these items. Chargebacks result from arrangements we have with end users establishing prices for products for which the end user independently selects a wholesaler from which to purchase. A chargeback represents the difference between our invoice price to the wholesaler, which is typically stated at wholesale acquisition cost, and the end customer's contract price, which is lower. We credit the wholesaler for purchases by end customers at the lower price. Therefore, we record these chargebacks at the time we recognize revenue in connection with our sales to wholesalers.

The reserve for chargebacks is computed in the following manner. The Company obtains wholesaler inventory data for the wholesalers which represent approximately 95% of our chargeback activity. This inventory is multiplied by the historical percentage of units that are charged back and by the price adjustment per unit to arrive at the chargeback accrual. This calculation is performed by product by customer. The calculated amount of chargebacks could be affected by other factors such as:

- A change in retail customer mix
- A change in negotiated terms with retailers
- Product sales mix at the wholesaler
- Retail inventory levels
- Changes in Wholesale Acquisition Cost (WAC)

The Company continually monitors the chargeback activity and adjusts the provisions for chargebacks when we believe that the actual chargebacks will differ from our original provisions.

Consistent with industry practice, the Company maintains a return policy that allows our customers to return product within a specified period. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals.

Included in the adjustment for sales allowances and returns is a reserve for credits taken by our customers for rebates, return authorizations and other discounts.

Sales discounts are granted for prompt payment. The reserve for sales discounts is based on invoices outstanding and assumes that 100% of available discounts will be taken.

Price adjustments, including shelf stock adjustments, are credits issued from time to time to reflect decreases in the selling prices of our products which our customer has remaining in its inventory at the time of the price reduction. Decreases in our selling prices are discretionary decisions made by us to reflect market conditions. Amounts recorded for estimated price adjustments are based upon specified terms with direct customers, estimated launch dates of competing products, estimated declines in market price and inventory held by the customer. The Company analyzes this on a case by case basis and makes adjustments to reserves as necessary.

The Company adequately reserves for chargebacks, discounts, allowances and returns in the period in which the sales takes place. No material amounts included in the provision for chargebacks and the provision for sales discounts recorded in the current period relate to sales made in the prior periods. The provision for sales allowances and returns includes reserves for items sold in the current and prior periods. The Company has substantially and consistently used the same estimating methods. We have refined the methods as new data became available. There have been no material differences between the estimates applied and actual results.

The Company determines amounts that are material to the financial statements in consideration of all relevant circumstances including quantitative and qualitative factors. Among the items considered is the impact on individual financial statement classification, operating income and footnote disclosures and the degree of precision that is attainable in estimating judgmental items.

The following table presents the roll forward of each significant estimate, which balances are reflected as deductions from accounts receivable as of April 30, 2011, 2010 and 2009 and for the years then ended, respectively.

	Beginning Balance May 1	Current Provision	Actual Credits in Current Period	Ending Balance April 30
For the year ended April 30, 2011				
Chargebacks	$ 6,509,000	$ 113,922,000	$ (111,843,000)	$ 8,588,000
Sales Discounts	1,391,000	7,483,000	(6,521,000)	2,353,000
Sales Allowances & Returns	6,470,000	34,995,000	(35,306,000)	6,159,000
Total Adjustment for Returns & Price Allowances	$ 14,370,000	$ 156,400,000	$ (153,670,000)	$ 17,100,000
For the year ended April 30, 2010				
Chargebacks	$ 2,904,000	$ 73,676,000	$ (70,071,000)	$ 6,509,000
Sales Discounts	786,000	5,767,000	(5,162,000)	1,391,000
Sales Allowances & Returns	7,794,000	26,117,000	(27,441,000)	6,470,000
Total Adjustment for Returns & Price Allowances	$ 11,484,000	$ 105,560,000	$ (102,674,000)	$ 14,370,000
For the year ended April 30, 2009				
Chargebacks	$ 2,668,000	$ 35,783,000	$ (35,547,000)	$ 2,904,000
Sales Discounts	440,000	3,744,000	(3,398,000)	786,000
Sales Allowances & Returns	5,357,000	23,311,000	(20,874,000)	7,794,000
Total Adjustment for Returns & Price Allowances	$ 8,465,000	$ 62,838,000	$ (59,819,000)	$ 11,484,000

Allowance for Doubtful Accounts: We have historically provided credit terms to customers in accordance with what management views as industry norms. Financial terms, for credit-approved customers, are generally on either a net 30 or 60 day basis, though most customers are entitled to a prompt payment discount. Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering factors such as economic conditions and each customer's payment history and creditworthiness. If the financial condition of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management's expectations, we would have to increase our allowance for doubtful accounts.

Inventories: We state inventories at the lower of cost or market, with cost being determined based upon standard costing. In evaluating the inventory, management considers such factors as the amount of inventory on hand, estimated time required to sell existing inventory and expected market conditions, including levels of competition. We establish reserves for slow-moving and obsolete inventories based upon our historical experience, product expiration dates and management's assessment of current product demand.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of April 30, 2011 we are not involved in any material unconsolidated transactions.

The Company's ECR Pharmaceuticals subsidiary signed a lease for approximately 12,000 square feet in Richmond, VA commencing September 1, 2009 and terminating August 31, 2014. The lease includes monthly payments of $6,941 which increase by 2% each year for the term of the lease.

The Company entered into two lease obligations to partially finance a new computer system.

In June 2010, the Company entered into an agreement to lease a parking lot in Amityville, NY. The Company will pay $90,000 over a five year period.

In connection with the acquisition of the assets of ECR Pharmaceuticals, the Company incurred $2,062,000 and $1,938,000 for fiscal 2010 and 2011, respectively, for an earn-out of which $498,000 was unpaid at April 30, 2011. The Company paid the final earn-out of $498,000 in May, 2011. No additional obligation exists with respect to the earn-out.

Subject to the information and qualifications included in the above paragraphs, the table below sets forth the Company's enforceable and legally binding future commitments and obligations relating to all contracts that we are likely to continue regardless of the fact that the contracts may be terminated.

	Payments due by April 30,				
Contractual Obligations	**2012**	**2013**	**2014**	**2015**	**2016**
Richmond, VA lease	$ 85,000	$ 87,000	$ 88,000	$ 30,000	$ —
Software lease (principal and interest)	37,000				
Amityville, NY lease	17,000	17,000	18,000	19,000	3,000
Total	$ 139,000	$ 104,000	$ 106,000	$ 49,000	$ 3,000

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk for changes in the market values of our investments (Investment Risk) and the impact of interest rate changes (Interest Rate Risk). We have not used derivative financial instruments in our investment portfolio.

We maintain our portfolio of cash equivalents and short-term investments primarily in money market funds, but sometimes invest in a variety of securities, including both government and government agency obligations with ratings of A or better. Our investments seek to preserve the value of our principal, provide liquidity and maximize return on the Company's investment against minimal interest rate risk. Consequently, our interest rate and principal risk are minimal. The quantitative and qualitative disclosures about market risk are set forth below.

Investment Risk

We regularly review the carrying value of our investments and identify and recognize losses, for income statement purposes, when events and circumstances indicate that any declines in the fair values of such investments below our accounting basis are other than temporary.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our cash equivalents and our floating interest rate on our new revolving credit and equipment financing facilities with JPMorgan Chase. Our cash is invested in bank deposits and A-rated money market mutual funds.

We do not operate and transact business in foreign countries and are, therefore, not subject to the risk of foreign currency exchange rate fluctuations.

At this time, we have no material commodity price risks.

We do not believe that inflation has had a significant impact on our revenues or operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Hi-Tech Pharmacal Co., Inc.

We have audited the accompanying consolidated balance sheets of Hi-Tech Pharmacal Co., Inc. (the "Company") as of April 30, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hi-Tech Pharmacal Co., Inc. as of April 30, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hi-Tech Pharmacal Co., Inc.'s internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 8, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

EisnerAmper LLP

New York, New York
July 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Hi-Tech Pharmacal Co., Inc.

We have audited Hi-Tech Pharmacal Co., Inc.'s (the "Company") internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control Integrated Framework issued by COSO.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hi-Tech Pharmacal Co., Inc. as of April 30, 2011 and 2010 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2011 and our report dated July 8, 2011 expressed an unqualified opinion on those financial statements.

EisnerAmper LLP

New York, New York
July 8, 2011

HI-TECH PHARMACAL CO., INC.

CONSOLIDATED BALANCE SHEETS

	April 30, 2011	April 30, 2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 62,304,000	$ 36,018,000
Accounts receivable (less allowances for doubtful accounts of $500,000 and $400,000 at April 30, 2011 and 2010, respectively)	57,632,000	39,604,000
Inventory	23,784,000	19,604,000
Deferred income taxes	5,546,000	4,219,000
Prepaid income taxes	661,000	—
Other current assets	3,041,000	3,055,000
Current assets of discontinued operations	774,000	1,673,000
TOTAL CURRENT ASSETS	**$ 153,742,000**	**$ 104,173,000**
Property and equipment, net	25,866,000	20,321,000
Deferred income taxes	1,084,000	883,000
Other assets	300,000	479,000
Intangible assets, net	21,231,000	21,686,000
Non-current assets of discontinued operations	1,017,000	2,742,000
TOTAL ASSETS	**$ 203,240,000**	**$ 150,284,000**
LIABILITIES		
CURRENT LIABILITIES:		
Accounts payable	$ 7,806,000	$ 5,388,000
Accrued expenses	13,658,000	8,757,000
Current portion of obligation under capital lease	37,000	193,000
Income taxes payable	—	880,000
Current liabilities of discontinued operations	106,000	263,000
TOTAL CURRENT LIABILITIES	**$ 21,607,000**	**$ 15,481,000**
Obligation under capital lease	621,000	37,000
TOTAL LIABILITIES	**$ 22,228,000**	**$ 15,518,000**
COMMITMENTS AND CONTINGENCIES (Note L)		
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.01 per share; authorized 3,000,000 shares, none issued		
Common stock, par value $.01; authorized 50,000,000 shares, 15,163,000 and 15,017,000 shares issued at April 30, 2011 and 2010, respectively	152,000	150,000
Additional paid-in capital	79,981,000	75,345,000
Retained earnings	123,879,000	82,425,000
Accumulated other comprehensive (loss), net of tax	—	(154,000)
Treasury stock, 2,456,000 shares of common stock, at cost at April 30, 2011 and 2010	(23,000,000)	(23,000,000)
TOTAL STOCKHOLDERS' EQUITY	**$ 181,012,000**	**$ 134,766,000**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 203,240,000**	**$ 150,284,000**

See notes to Consolidated Financial Statements

HI-TECH PHARMACAL CO., INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended April 30,		
	2011	2010	2009
NET SALES	**$ 190,848,000**	**$ 159,339,000**	**$ 101,780,000**
Cost of goods sold	83,263,000	68,553,000	53,845,000
GROSS PROFIT	**107,585,000**	**90,786,000**	**47,935,000**
COST AND EXPENSES:			
Selling, general and administrative expense	39,104,000	43,100,000	30,633,000
Research and product development costs	9,350,000	7,259,000	7,429,000
Royalty income	(4,607,000)	(3,572,000)	(547,000)
Contract research (income)	(675,000)	(894,000)	(136,000)
Interest expense	45,000	29,000	38,000
Interest (income) and other	(433,000)	(1,193,000)	(4,237,000)
TOTAL	**$ 42,784,000**	**$ 44,729,000**	**$ 33,180,000**
Income from continuing operations before provision for income taxes	64,801,000	46,057,000	14,755,000
Provision for income tax expense	21,082,000	14,471,000	5,660,000
Income from continuing operations	$ 43,719,000	$ 31,586,000	$ 9,095,000
Income (loss) from discontinued operations, net of tax	(2,265,000)	(465,000)	722,000
NET INCOME	**$ 41,454,000**	**$ 31,121,000**	**$ 9,817,000**
BASIC EARNINGS (LOSS) PER SHARE:			
Continuing operations	3.47	2.65	0.80
Discontinued operations	(0.18)	(0.04)	0.07
BASIC EARNINGS (LOSS) PER SHARE	**$ 3.29**	**$ 2.61**	**$ 0.87**
DILUTED EARNINGS (LOSS) PER SHARE:			
Continuing operations	3.36	2.54	0.78
Discontinued operations	(0.17)	(0.04)	0.06
DILUTED EARNINGS (LOSS) PER SHARE	**$ 3.19**	**$ 2.50**	**$ 0.84**
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC	**12,615,000**	**11,903,000**	**11,303,000**
EFFECT OF POTENTIAL COMMON SHARES	**397,000**	**522,000**	**389,000**
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, DILUTED	**13,012,000**	**12,425,000**	**11,692,000**

See notes to Consolidated Financial Statements

HI-TECH PHARMACAL CO., INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount						
BALANCE—APRIL 30, 2008	**13,603,000**	**$ 136,000**	**$ 54,829,000**	**$ 41,487,000**	**$ 64,000**	**$ (21,351,000)**	**$ 75,165,000**	
Net income				9,817,000			9,817,000	$ 9,817,000
Exercise of options	183,000	2,000	312,000				314,000	
Purchase of Treasury Stock						(1,649,000)	(1,649,000)	
Stock-based compensation expense			2,532,000				2,532,000	
Tax benefit from exercise of options			304,000				304,000	
Other comprehensive income (loss), net of tax					(128,000)		(128,000)	(128,000)
Total Comprehensive Income								$ 9,689,000
BALANCE—APRIL 30, 2009	**13,786,000**	**$ 138,000**	**$ 57,977,000**	**$ 51,304,000**	**$ (64,000)**	**$ (23,000,000)**	**$ 86,355,000**	
Net income				31,121,000			31,121,000	31,121,000
Exercise of options	1,231,000	12,000	12,017,000				12,029,000	
Stock-based compensation expense			2,459,000				2,459,000	
Tax benefit from exercise of options			2,892,000				2,892,000	
Other comprehensive income (loss), net of tax					(90,000)		(90,000)	(90,000)
Total Comprehensive Income								$ 31,031,000
BALANCE—APRIL 30, 2010	**15,017,000**	**$ 150,000**	**$ 75,345,000**	**$ 82,425,000**	**$ (154,000)**	**$ (23,000,000)**	**$ 134,766,000**	
Net income				41,454,000			41,454,000	41,454,000
Exercise of options	146,000	2,000	1,670,000				1,672,000	
Stock-based compensation expense			2,552,000				2,552,000	
Tax benefit from exercise of options			414,000				414,000	
Other comprehensive income (loss), net of tax					154,000		154,000	154,000
Total Comprehensive Income								$ 41,608,000
BALANCE—APRIL 30, 2011	**15,163,000**	**$ 152,000**	**$ 79,981,000**	**$ 123,879,000**	**$ —**	**$ (23,000,000)**	**$ 181,012,000**	

See notes to Consolidated Financial Statements

HI-TECH PHARMACAL CO., INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended April 30,		
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 41,454,000	$ 31,121,000	$ 9,817,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Loss (income) from discontinued operations	2,265,000	465,000	(722,000)
Depreciation and amortization	5,099,000	3,819,000	3,180,000
Deferred income taxes	(1,528,000)	(2,721,000)	(375,000)
Stock based compensation expense	2,552,000	2,459,000	2,532,000
(Gain) loss on sale of intangible asset and divestiture of products	—	(1,000,000)	(3,500,000)
Impairment of intangible assets	221,000	—	—
Increase in bad debt allowance	100,000	—	—
Loss on investment	250,000	—	—
(Reversal) other than temporary write down of marketable securities	—	—	(500,000)
CHANGES IN OPERATING ASSETS AND LIABILITIES:			
Accounts receivable	(18,128,000)	(8,897,000)	(13,779,000)
Inventory	(4,180,000)	(3,224,000)	2,177,000
Prepaid taxes / taxes payable	(1,862,000)	415,000	1,624,000
Other current assets	(142,000)	(871,000)	(731,000)
Other assets	164,000	23,000	(20,000)
Accounts payable	2,418,000	(406,000)	1,087,000
Accrued expenses	4,403,000	(260,000)	4,263,000
NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS	**$ 33,086,000**	**$ 20,923,000**	**$ 5,053,000**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of investment in marketable securities, net	$ —	$ —	$ 3,045,000
Purchase of property and equipment	(8,266,000)	(3,907,000)	(3,895,000)
Purchase of intangible assets	(215,000)	(11,380,000)	(650,000)
Proceeds from sale of intangible assets, net and from divestiture of products	156,000	2,343,000	3,235,000
Investment in Neuro-HiTech	—	—	(100,000)
Purchase of ECR Pharmaceuticals assets	(1,440,000)	(6,200,000)	(1,115,000)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES OF CONTINUING OPERATIONS	**$ (9,765,000)**	**$ (19,144,000)**	**$ 520,000**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the exercise of options	$ 1,672,000	$ 12,029,000	$ 314,000
Tax benefit of stock incentives	654,000	4,299,000	304,000
Purchase of treasury stock	—	—	(1,649,000)
Payments under capital lease obligation	(193,000)	(180,000)	(138,000)
Proceeds from draw down of equipment loan	621,000	—	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES OF CONTINUING OPERATIONS	**$ 2,754,000**	**$ 16,148,000**	**$ (1,169,000)**
NET INCREASE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS	26,075,000	17,927,000	4,404,000
NET INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	211,000	200,000	1,765,000
Cash and cash equivalents at beginning of year	36,018,000	17,891,000	11,722,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 62,304,000**	**$ 36,018,000**	**$ 17,891,000**
Supplemental disclosure of cash flow information			
Cash paid for: Interest	$ 75,000	$ 29,000	$ 38,000
Income taxes	21,000,000	12,219,000	6,797,000
Non-cash investing transactions:			
Other receivable from divestiture of products	—	156,000	—
Notes receivable from the sale of intangible asset	—	—	1,500,000
Assets subject to capital leases	—	—	506,000

See notes to Consolidated Financial Statements

HI-TECH PHARMACAL CO., INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NOTE A) The Company and Summary of Significant Accounting Policies:

[1] Business:

Hi-Tech is a specialty pharmaceutical company developing, manufacturing and marketing generic and branded prescription and OTC products. The Company specializes in the manufacture of liquid and semi-solid dosage forms and produces a range of sterile ophthalmic, otic and inhalation products. The Company's Health Care Products Division is a developer and marketer of branded prescription and OTC products for the diabetes marketplace. Hi-Tech's ECR Pharmaceuticals subsidiary markets branded prescription products.

The following table presents sales data for the Company by division.

Revenue	2011	2010	2009
Hi-Tech Generics	$ 157,361,000	$ 129,359,000	$ 88,848,000
Health Care Products	13,872,000	11,268,000	10,125,000
ECR Pharmaceuticals	19,615,000	18,712,000	2,807,000
Total	$ 190,848,000	$ 159,339,000	$ 101,780,000

[2] Basis of Accounting and Principles of Consolidation:

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S."). All intercompany accounts and transactions are eliminated in consolidation.

[3] Inventory:

Inventories are valued at the lower of cost (first-in first-out or average cost) or market.

[4] Property and equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Estimated depreciation and amortization of the respective assets is computed using the straight line method over their estimated useful lives.

[5] Income taxes:

The Company uses the liability method to account for deferred income taxes in accordance with ASC Topic 740-10 "Income Taxes". The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting asset or liability is adjusted to reflect changes in the tax law as they occur.

The Company follows the provision of ASC Topic 740-10, "Income Taxes", relating to recognition thresholds and measurement attributes for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and requires increased disclosures.

This guidance provides that the tax effects from an uncertain tax position can be recognized in our financial statements, only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company has elected an accounting policy to classify interest and penalties related to unrecognized tax benefits as interest expense.

[6] Revenue recognition:

Revenue is recognized for product sales upon shipment and passing of risk to the customer and when estimates of discounts, rebates, promotional adjustments, price adjustments, returns, chargebacks, and other potential adjustments are reasonably determinable, collection is reasonably assured and the Company has no further performance obligations. These estimates are presented in the financial statements as reductions to net revenues and accounts receivable. Contract research income is recognized as work is completed and as billable costs are incurred. In certain cases, contract research income is based on attainment of designated milestones. Advance payments may be received to fund certain development costs.

Royalty income is related to sales of divested products which are sold by third parties. For those agreements, the Company recognizes revenue based on royalties reported by those third parties and earned during the applicable period.

[7] Advertising Expense:

Advertising costs are expensed when incurred. Advertising expense for the years ended April 30, 2011, 2010 and 2009 amounted to $3,968,000, $3,791,000 and $3,217,000, respectively.

[8] Freight Expense:

Outgoing freight costs are included in selling, general, and administrative expense. Incoming freight is included in cost of goods sold.

[9] Research and Development Costs:

Research and product development costs are charged to expense as incurred.

[10] Cash and cash equivalents:

The Company considers U.S. Treasury bills and government agency obligations with a maturity of three months or less when purchased to be cash equivalents.

[11] Earnings (loss) per share:

Basic earnings (loss) from continuing operations per common share is computed based on the weighted average number of common shares outstanding. Diluted earnings from continuing operations per common share gives effect to all dilutive potential common shares outstanding during the year. The dilutive effect of the outstanding options and warrants was computed using the treasury stock method. The number of potentially dilutive securities excluded from the computation of diluted income per share was approximately 303,000, 299,000 and 2,116,000 for the years ended April 30, 2011, 2010 and 2009, respectively. These securities were excluded since their effect would have been antidilutive.

[12] Long-lived assets:

The Company evaluates and records impairment losses on long-lived assets used in operations, including intangible assets, when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. The Company incurred an impairment loss of $1,296,000 in connection with the sale of certain assets of the Midlothian division which is included in the loss from discontinued operations and $221,000 in connection with the discontinuation of Tanafed products for the year ended April 30, 2011.

[13] Fair Value of Financial Instruments:

The carrying value of certain financial instruments such as cash and cash equivalents, accounts receivable, notes payable and accounts payable approximate their fair values due to their short-term nature or their underlying terms.

[14] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company makes significant estimates in many areas of its accounting, including but not limited to the following: sales returns, chargebacks, allowances and discounts, inventory obsolescence, the useful lives of property and equipment and its impairment, stock-based compensation, accruals, impact of legal matters and the realization of deferred tax assets. Actual results may differ from those estimates.

[15] Comprehensive Income:

The Company follows ASC Topic 220-10, "Comprehensive Income," which requires companies to report as comprehensive income all changes in equity during a period, except those resulting from investment by owners and distribution to owners, for the period in which they are recognized. Comprehensive income is the total of net income and all other non-owner changes in equity (or other comprehensive income) such as unrealized gains/losses on securities classified as available for sale.

[16] Stock-Based Compensation:

The Company follows the provisions of ASC Topic 718, "Compensation – Stock Compensation", which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants, including employee stock options. Stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant).

The Company recognized stock-based compensation for awards issued under the Company's Stock Option Plans in the following line items in the Statement of Operations:

	Year ended April 30, 2011	Year ended April 30, 2010	Year ended April 30, 2009
Cost of sales	$ 318,000	$ 488,000	$ 495,000
Selling, general and administrative expenses	1,930,000	1,801,000	1,861,000
Research and development expenses	304,000	170,000	176,000
Stock-based compensation expense before income tax benefit	$ 2,552,000	$ 2,459,000	$ 2,532,000

The Company amortizes the fair value of all awards on a straight-line basis over the requisite service period. Cumulative compensation expense recognized at any date will at least equal the grant date fair value of the vested portion of the award at that time.

ASC Topic 718 requires the use of a valuation model to calculate the fair value of stock-based awards. The Company has elected to use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rate. The expected volatility is based on the historical volatility of the Company's common stock. The expected life of an award is based on the expected life pursuant to Staff Accounting Bulletin No. 107, "Share Based Payments", as amended by Staff Accounting Bulletin No. 110. The interest rates for periods within the contractual life of the award are based on the U.S. Treasury yield on the date of each option grant.

The following weighted average assumptions were used for stock options granted during the years ended April 30, 2011, 2010 and 2009:

	Year Ended April 30,		
	2011	2010	2009
Dividend yield	None	None	None
Expected volatility	58%	58%	49%
Risk-free interest rate	2.60%	2.31%	2.37%
Expected term	5.0	5.0	5.0
Weighted average fair value per share at grant date	$ 11.70	$ 10.26	$ 2.55

All options granted through April 30, 2011 had exercise prices equal to the fair market value of the stock on the date of grant, a contractual term of ten years and generally a vesting period of four years. In accordance with ASC Topic 718, the Company adjusts stock-based compensation on a quarterly basis for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate for all expense amortization is recognized in the period the forfeiture estimate is changed. As of April 30, 2011, the forfeiture rate was 9% and the effect of forfeiture adjustments in the year ended April 30, 2011 was insignificant.

ASC Topic 718 requires the cash flows resulting from tax deductions in excess of compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The actual income tax benefits realized for tax deductions related to option exercises of share-based payments was $654,000, $4,299,000 and $304,000 for the year ended April 30, 2011, 2010 and 2009, respectively.

STOCK OPTION PLAN ACTIVITY

Employee Stock Option Plan:

A summary of the stock options activity and related information for the Amended and Restated Stock Option Plan and the 2009 Stock Option Plan ("Employee Plan") for the years ended April 30, 2011 and April 30, 2010 is as follows:

Amended and Restated Stock Option Plan	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at May 1, 2010	1,662,000	$ 13.26		
Grants	454,000	22.69		
Exercised	(132,000)	11.75		
Forfeitures or expirations	(28,000)	12.87		
Outstanding at April 30, 2011	1,956,000	$ 15.40	6.4	$ 23,982,000
Vested and expected to vest at April 30, 2011	1,869,000	$ 15.27	6.3	$ 23,161,000
Exercisable at April 30, 2011	997,000	$ 12.76	4.1	$ 14,863,000

Amended and Restated Stock Option Plan	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at May 1, 2009	2,447,000	$ 10.83		
Grants	358,000	19.98		
Exercised	(1,090,000)	10.02		
Forfeitures or expirations	(53,000)	13.02		
Outstanding at April 30, 2010	1,662,000	$ 13.26	6.6	$ 18,615,000
Vested and expected to vest at April 30, 2010	1,603,000	$ 13.23	6.4	$ 17,811,000
Exercisable at April 30, 2010	860,000	$ 13.08	4.4	$ 9,682,000

Directors Stock Option Plan

A summary of the stock option activity and related information for the 1994 Director Stock Option Plan, as Amended, for the years ended April 30, 2011 and April 30, 2010 is as follows:

1994 Directors Stock Option Plan, as Amended	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at May 1, 2010	415,000	$ 13.72		
Grants	50,000	22.25		
Exercised	(14,000)	8.36		
Forfeitures or expirations	(23,000)	20.68		
Outstanding at April 30, 2011	428,000	$ 14.54	5.7	$ 5,622,000
Vested and expected to vest at April 30, 2011	428,000	$ 14.54	5.7	$ 5,622,000
Exercisable at April 30, 2011	294,000	$ 13.90	4.4	$ 4,079,000

1994 Directors Stock Option Plan, as Amended	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at May 1, 2009	518,000	$ 11.61		
Grants	50,000	19.59		
Exercised	(141,000)	8.29		
Forfeitures or expirations	(12,000)	10.99		
Outstanding at April 30, 2010	415,000	$ 13.72	6.0	$ 4,439,000
Vested and expected to vest at April 30, 2010	415,000	$ 13.72	6.0	$ 4,439,000
Exercisable at April 30, 2010	266,000	$ 14.40	4.8	$ 2,689,000

The aggregate intrinsic values in the preceding tables represent the total pretax intrinsic value, based on options with an exercise price less than the Company's closing stock price of $27.66 as of April 29, 2011, which would have been received by the option holders had those option holders exercised their options as of that date.

Total intrinsic values of options exercised for the Employee Plan and the 1994 Directors Stock Option Plan, as Amended, were $1,885,000, $15,584,000 and $880,000 for the years ended April 30, 2011, 2010 and 2009, respectively. The total fair value of stock options vested during the years ended April 30, 2011, 2010 and 2009 amounted to $2,259,000, $2,341,000 and $2,090,000, respectively. As of April 30, 2011, $8,065,000 of total unrecognized compensation cost related to stock options for both plans is expected to be recognized over a weighted-average period of 3.1 years.

On November 10, 2010, a majority of the holders of the outstanding shares of common stock of the Company approved an increase by 1,000,000 the number of shares reserved under the 2009 Stock Option Plan, under which the Company can issue up to 1,500,000 shares. As of April 30, 2011 there were 768,000 shares available for grant under the 2009 Stock Option Plan and the 1994 Directors Stock Option Plan. There were no shares available under the Amended and Restated Option Plan. An aggregate of 504,000 stock options were awarded under both the employees' plans and the director plan for the year ended April 30, 2011.

[17] Recent Accounting Pronouncements:

The Financial Accounting Standards Board ("FASB") has issued Accounting Standard Update ("ASU") No. 2010-27, Other Expenses (Topic 720): Fees Paid to the Federal Government by Pharmaceutical Manufacturers. This ASU provides guidance on how pharmaceutical manufacturers should recognize and classify in their income statements fees mandated by the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Reconciliation Act, both enacted in March 2010, referred to as the "Acts." The Acts impose an annual fee on the pharmaceutical manufacturing industry for each calendar year beginning on or after January 1, 2011. An entity's portion of the annual fee is payable no later than September 30 of the applicable calendar year and is not tax deductible. A portion of the annual fee will be allocated to individual entities on the basis of the amount of their brand prescription drug sales (including authorized generic product sales) for the preceding year as a percentage of the industry's brand prescription drug sales (including authorized generic product sales) for the same period. An entity's portion of the annual fee becomes payable to the U.S. Treasury once a pharmaceutical manufacturing entity has a gross receipt from branded prescription drug sales to any specified government program or in accordance with coverage under any government program for each calendar year beginning on or after January 1, 2011. The amendments in this ASU specify that the liability for the fee should be estimated and recorded in full upon the first qualifying sale with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The annual fee is classified as an operating expense in the income statement. The amendments in this ASU were effective for calendar years beginning after December 31, 2010, when the fee initially became effective. The annual impact of this fee on the Company will be highly variable depending on the volume of our sales of authorized generics and brand products. There was no material impact of the adoption of this guidance on the consolidated financial statements of the Company at April 30, 2011.

The FASB has issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. The amendments in this ASU affect any public entity as defined by Topic 805, Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

In December 2010, the FASB updated the accounting guidance relating to the annual goodwill impairment test. The updated guidance requires companies to perform the second step of the impairment test to measure the amount of impairment loss, if any, when it is more likely than not that goodwill impairment exists when the carrying amount of a reporting unit is zero or negative. In considering whether it is more likely than not that goodwill impairment exists, an entity shall evaluate whether there are adverse qualitative factors. The updated guidance is effective for the Company beginning in the first quarter of fiscal 2012. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB updated the disclosure requirements for comprehensive income. The updated guidance requires companies to disclose the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance does not affect how earnings per share is calculated or presented. The updated guidance is effective for the Company beginning in the first quarter of fiscal year 2013. The Company is currently evaluating the impact of adoption of this accounting guidance on its consolidated financial statements.

(NOTE B) Marketable Securities:

The Company invested in auction rate securities (ARS) consisting primarily of municipal securities that were held as investments available-for-sale. During January and February of 2008, two of the auction rate securities failed to auction due to sell orders exceeding buy orders. Liquidity for these auction-rate securities is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals. The Company sold one of these securities at a loss of approximately $500,000 in July 2008. This decrease in the value of the security was fully reserved for at April 30, 2008, and the corresponding expense was included in interest income and other on the statement of operations. The remaining securities were liquidated in September 2008 at their par value. In December 2008, the Company received a reimbursement from the dealer of the security, Bank of America, of approximately $500,000 for the ARS sold by the Company at a loss. This amount is included in interest income and other in the Company's consolidated statement of operations for the year ended April 30, 2009.

On May 1, 2008, the Company adopted Statement of ASC Topic 820, "Fair Value Measurements and Disclosures". The adoption of the standard did not have a material impact on the Company's financial position and the results of operations.

ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in generally accepted accounting principles for the definition of fair value, except for the fair value of leased property. It establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs), (2) assumptions that are other than quoted prices which are either directly or indirectly observable for the asset or liability through correlation with market data and (3) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC Topic 820 are described below:

- Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3—Inputs that are both significant to the fair value measurement and unobservable.

At April 30, 2011 and 2010, the Company had no marketable securities except Neuro-HiTech described in Note F.

(NOTE C) Accounts Receivable:

At April 30, 2011 and 2010, accounts receivable balances net of returns and allowances and allowance for doubtful accounts are as follows:

	April 30,	
	2011	2010
Accounts receivable, gross	$ 75,232,000	$ 54,374,000
Adjustment for returns and price allowances (a)	(17,100,000)	(14,370,000)
Allowance for doubtful accounts	(500,000)	(400,000)
Accounts receivable, net	$ 57,632,000	$ 39,604,000

(a) directly reduces gross revenue

(NOTE D) Inventory:

The components of inventory consist of the following:

	April 30, 2011	April 30, 2010
Finished goods	$ 8,124,000	$ 7,306,000
Work in process	935,000	740,000
Raw materials	14,725,000	11,558,000
Total	$ 23,784,000	$ 19,604,000

Work in process included raw materials and components staged for use in production as well as raw materials and components for our ECR Pharmaceuticals division which are held at a contract manufacturer for manufacturing prior to completion.

During fiscal 2011 and 2010 the Company incurred an expense of $534,000 and $865,000 to write off the value of inventory for products for which the company suspended sales subsequent to year end due to receipt of a warning letter from the FDA. Additionally, the Company reserved $900,000 and $223,000 on ECR's Lodrane® and Zolpimist® inventory, respectively, for the year ended April 30, 2011.

(NOTE E) Property and Equipment:

The components of property and equipment consist of the following:

	April 30, 2011	April 30, 2010	Useful Lives
Land and building and improvements	$ 17,453,000	$ 15,741,000	27.5 Yrs.
Machinery and equipment	26,916,000	21,172,000	7 and 10 Yrs.
Transportation equipment	55,000	37,000	7 Yrs.
Computer equipment and systems	5,679,000	4,982,000	3 and 7 Yrs.
Furniture and fixtures	1,145,000	1,057,000	7 Yrs.
	51,248,000	42,989,000	
Accumulated depreciation and amortization	25,382,000	22,668,000	
Total property and equipment—net	$ 25,866,000	$ 20,321,000	

The Company incurred depreciation expense of $2,722,000, $2,647,000 and $2,456,000 for the years ended April 30, 2011, 2010, and 2009, respectively. No depreciation is taken on land with a carrying value of $1,754,000 at April 30, 2011 and 2010.

(NOTE F) Other Assets:

Included in other assets is the Company's investment in a limited liability company for the marketing, development and distribution of nutritional supplements, Marco Hi-Tech JV LLC ("Marco Hi-Tech"). The investment in Marco Hi-Tech is recorded using the equity method. During fiscal year ended April 30, 2011 a loss of $174,000 attributable to the investment in Marco Hi-Tech is included in interest (income) and other on the statement of operations. At April 30, 2011 the carrying value of this investment was $213,000.

During fiscal year ended April 30, 2010 income of $28,000 attributable to the investment in Marco Hi-Tech is included in interest (income) and other on the statement of operations. At April 30, 2010 the carrying value of this investment was $387,000.

The valuation of our investment in Neuro-Hitech, Inc., a marketable security to be retained by the Company valued pursuant to ASC Topic 320, "Investments – Debt and Equity Securities", is classified as available for sale and measured at fair value with the adjustment to fair value and changes therein recorded in accumulated other comprehensive income. The Company wrote off the investment in Neuro-Hitech, Inc. during the year ended April 30, 2011 based on the decline in the stock price and the limited trading activity. The Company recognized a $250,000 loss relating to this write-off recorded in other (income) and expense.

At April 30, 2010, the Company owned 1,526,922 shares of Neuro-Hitech with a fair value of $0.01 per share, with a total value of $15,000 which resulted in an unrealized loss of $90,000, net of deferred tax of $48,000, being included in accumulated other comprehensive income (loss) as of such date.

(NOTE G) Intangible Assets:

Acquired intangible assets consist of:

	April 30, 2011		April 30, 2010		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Amortization Period
ECR intangible assets	$ 7,334,000	$ (1,102,000)	$ 5,396,000	$ (459,000)	9-10 years
MagOx® intangible assets	4,100,000	(478,000)	4,100,000	(68,000)	10 years
Clobetasol intangible asset	4,000,000	(400,000)	4,000,000	—	10 years
Zolpimist® intangible assets	3,000,000	(94,000)	3,000,000	—	10 years
Zostrix ® intangible assets	5,354,000	(2,738,000)	5,354,000	(2,285,000)	3-11.5 years
Midlothian intangible assets	1,011,000	(224,000)	1,011,000	(157,000)	3-10 years
Vosol® and Vosol® HC intangible assets	700,000	(227,000)	700,000	(157,000)	10 years
Other intangible assets	1,528,000	(533,000)	1,534,000	(283,000)	2-10 years
	$ 27,027,000	$ (5,796,000)	$ 25,095,000	$ (3,409,000)	

Intangible assets are stated at cost and amortized using the straight line method over the expected useful lives of the product rights. Amortization expense of the intangible assets for the years ended April 30, 2011, 2010 and 2009 was $2,387,000, $1,172,000 and $762,000, respectively. Amortization is included in selling, general and administrative expenses for all periods presented. The Company amortizes intangible assets when the related products begin to sell. As of April 30, 2011, the Company had approximately $245,000 of intangibles, for which the amortization period had not started yet. The Company tests for impairment of intangible assets annually and when events or circumstances indicate that the carrying value of the assets may not be recoverable.

Business acquisitions:

On December 28, 2007, the Company acquired the assets of Midlothian Laboratories, LLC for $5,900,000 in an all-cash transaction, including inventory. Under the terms of the acquisition Hi-Tech received rights to Midlothian's current product line, consisting of prescription nutritional supplements including pre-natal vitamins and several cough and cold formulations, and future ANDA and non-ANDA products that were in development. Subsequent to April 30, 2011, on May 9, 2011 the Company sold certain assets of the Midlothian Laboratories division (See Discontinued Operations). The Company incurred amortization expense of $67,000 for the years ended April 30, 2011, 2010 and 2009 related to assets retained by Hi-Tech after the divestiture of the Midlothian Laboratories division.

On February 27, 2009 the Company entered into an asset purchase agreement with E. Claiborne Robins Company, Inc. d/b/a ECR Pharmaceuticals, a Virginia corporation ("ECR") to purchase substantially all of the assets and business of ECR for a purchase price of $5,138,000 plus an earn-out. Based on the purchase agreement, $1,000,000 was paid at closing and $4,138,000 was paid within eight months after closing. To date, the Company recorded $4,000,000 of an earn-out based on sales and gross margins. These payments increased the ECR intangible asset balance, including $545,000 of goodwill. The Company has $498,000 accrued at April 30, 2011 related to the earn-out, which the Company paid in May, 2011. No additional obligation exists with respect to the earn-out.

Intangible assets with an estimated fair value of $7,334,000, including $4,000,000 from the earn-out payment, were recognized in the acquisition of certain assets of ECR. These intangible assets, consisting of certain brand name products and intellectual property, have estimated useful lives of 10 years. The Company incurred amortization expense of $643,000 and $403,000 for the years ended April 30, 2011 and April 30, 2010, respectively.

Assets acquired in connection with the purchase of the assets and the business of ECR are:

Brand name and intellectual property	$ 7,334,000
Accounts receivable, net	1,263,000
Inventory	1,035,000
Property and equipment	104,000
Other assets	73,000
	9,809,000
Assumed liabilities	(322,000)
Net asset acquired	$ 9,487,000

Product Acquisitions:

On July 12, 2005, the Company acquired an interest in Zostrix® brand products for $5,054,000 including $491,000 of closing costs. $4,000,000 was paid at the closing and $400,000 was payable in four equal quarterly installments commencing October 1, 2005. Such amount was paid by the fiscal year ended April 30, 2008. The Company incurred amortization expense of $423,000, $461,000 and $468,000 for the years ended April 30, 2011, 2010 and 2009, respectively, in connection with the purchase of Zostrix® brand.

On February 19, 2007, the Company purchased the rights to a new Zostrix® foot care product from Rodlen Laboratories, Inc. The purchase price for the formula was $300,000, of which $150,000 was paid upon signing and $150,000 was paid on June 19, 2007. The Company incurred amortization expense of $30,000, $30,000 and $30,000 for the years ended April 30, 2011, 2010 and 2009, respectively.

In May 2008, the Company purchased an ANDA for $200,000 from a development company. This amount is included in other intangibles, and the intangible is being amortized over a ten year life.

In December 2008, the Company signed a supply and distribution agreement with a foreign company to be the sole U.S. distributor of an ANDA that this company had filed with the FDA. Hi-Tech paid an upfront payment of $300,000 which is being amortized over the life of the five year agreement. This amount is included in other intangibles.

In March 2009, the Company licensed the technology for a patented over the counter product for an upfront payment of $150,000 and an additional payment of $150,000 paid 180 days after the agreement date. The license agreement is included in other intangibles and is being amortized over the life of the product's patents.

On July 16, 2009, the Company entered into an agreement with DFB Pharmaceuticals Inc. ("DFB"), the plaintiff in a lawsuit against the Company, whereby in exchange for the payment of $2,000,000 upon signing the term sheet of the settlement agreement, the Company obtained the right to purchase five ANDAs and/or a manufacturing facility from DFB for consideration agreed to in the agreement. The Company signed the settlement agreement and paid $2,000,000 on July 17, 2009. On August 31, 2009 the Company paid an additional $2,000,000 in order to obtain five ANDAs of various dosage forms of Clobetasol Propionate 0.05% including the ointment, solution, cream, emoltion cream and gel. The Company markets and plans to subsequently manufacture these products at its facility. The Company did not exercise the option to purchase a manufacturing facility from DFB. The Company incurred amortization expense of $400,000 for the year ended April 30, 2011.

On November 13, 2009, Hi-Tech signed an exclusive licensing agreement between Hi-Tech's ECR Pharmaceuticals subsidiary and NovaDel Pharma, Inc., a drug development company, through which ECR obtained the rights to market Zolpimist® (Zolpidem Tartrate oral spray, 5mg per spray), in the United States and Canada. Under the terms of the agreement ECR paid NovaDel $3,000,000 upon closing. In addition NovaDel will receive a royalty of up to 15% on net sales, and a one time $7,500,000 milestone payment if net sales reach $100,000,000 in any calendar year throughout the life of the product. The Company incurred amortization expense of $94,000 for the year ended April 30, 2011.

On March 1, 2010, the Company acquired the Mag-Ox® line of magnesium nutritional supplements from Blaine Company, Inc., a privately held company, for $4,100,000 in an all-cash transaction. The Company paid an additional $300,000 for inventory. Under the terms of the acquisition Hi-Tech received rights to Mag-Ox®, Maginex®, Uro-Mag® and Corban™. The brands are being sold through the Company's Health Care Products division. The Company incurred amortization expense of $410,000 and $68,000 for the years ended April 30, 2011 and April 30, 2010, respectively.

The Company purchased an additional $215,000 of intangible assets during the period including a payment of $150,000 for the Nystatin Oral Suspension ANDA.

Estimated Amortization Expense For the year ending April 30,		
2012	$	2,882,000
2013		2,653,000
2014		2,653,000
2015		2,653,000
2016		2,618,000
Thereafter		7,227,000
Total	$	20,686,000

Discontinued Operations:

The Company divested the Midlothian Laboratories division in exchange for a cash payment of $1,700,000 in May 2011. The Company retained marketing and distribution rights to generic buprenorphine sublingual tablets, an ANDA that is filed with the FDA, an ANDA that is in development and a royalty stream from products previously divested. Metrics, Inc, a drug development company located in North Carolina, acquired Midlothian Laboratories from the Company.

At April 30, 2011, the Company recorded an impairment charge of $1,296,000 in connection with the sale of the Midlothian Laboratories division, which is included in the loss from discontinued operations. Intangible assets in the amount of $953,000 are included in Non-current assets of discontinued operations at April 30, 2011.

The operations of the Midlothian Laboratories division have been segregated from continuing operations and are reflected as discontinued operations in each period's consolidated statement of operations as follows:

	April 30,		
	2011	2010	2009
Sales	$ 2,136,000	$ 4,352,000	$ 6,871,000
(Loss) income from discontinued operations, net of tax	(2,265,000)	(465,000)	722,000
Diluted (loss) earnings per common share from discontinued operations	$ (0.17)	$ (0.04)	$ 0.06

(NOTE H) Accrued Expenses and Other Current Liabilities:

The following summarizes accrued expenses and other current liabilities:

	April 30,	
	2011	2010
Accrued rebates and advertising	$ 5,274,000	$ 3,159,000
Accrued commissions and royalty payments	1,748,000	1,653,000
Accrued compensation and benefits	3,826,000	2,312,000
Accrued professional and legal fees	1,237,000	717,000
Accrued earnout payable	498,000	—
Other	1,075,000	916,000
	$ 13,658,000	$ 8,757,000

(NOTE I) Debt

Obligation under Capital Lease:

During year ended April, 30, 2009, the Company entered into capital lease agreements to finance part of its enterprise resource management system. As of April 30, 2011, the Company was obligated to provide for aggregate monthly payments of approximately $17,000 and terms expiring from June through August 2011.

The carrying value of assets under capital leases included in property and equipment are as follows:

	April 30, 2011
Equipment and software	$ 506,000
Less accumulated amortization and depreciation	(180,000)
	$ 326,000

Depreciation expense for equipment under capital lease for the years ended April 30, 2011 and April 30, 2010 were $72,000 and $72,000, respectively.

Future minimum lease payments under the terms of the capital lease agreements are as follows at April 30, 2011:

Year Ending April 30,		
2012	$	37,000
2013		—
Future minimum lease payments		37,000
Less interest		—
Future principal payments		37,000
Less current portion		37,000
Long-term obligations under capital leases	$	0

Revolving Credit Facility

The Company entered into a Revolving Credit Agreement, effective as of June 1, 2010, with JPMorgan Chase (the "Revolving Credit Agreement"). The Revolving Credit Agreement permits the Company to borrow up to $10,000,000 pursuant to a revolving credit note ("Revolving Credit Note") for, among other things within certain sublimits, general corporate purposes, acquisitions, research and development projects and future stock repurchase programs. Loans shall bear interest at a rate equal to, at the Company's option, in the case of a CB Floating Rate Loan, as defined in the Revolving Credit Agreement, the Prime Rate, as defined in the Revolving Credit Agreement; provided that, the CB Floating Rate shall never be less than the Adjusted One Month LIBOR Rate, or for a LIBOR Loan, at a rate equal to the Adjusted LIBOR Rate plus the Applicable Margin, as such terms are defined in the Revolving Credit Agreement. The Revolving Credit Agreement contains covenants customary for agreements of this type, including covenants relating to a liquidity ratio, a debt service coverage ratio and a minimum consolidated net income. Borrowings under the Revolving Credit Agreement mature on May 27, 2013.

If an event of default under the Revolving Credit Agreement shall occur and be continuing, the commitments under the Revolving Credit Agreement may be terminated and the principal amount outstanding under the Revolving Credit Agreement, together with all accrued unpaid interest and other amounts owing under the Revolving Credit Agreement and related loan documents, may be declared immediately due and payable.

The Company has not drawn down on this credit facility and has no balance due at April 30, 2011.

The Company also entered into a $5,000,000 equipment financing agreement with JPMorgan Chase on June 1, 2010. This agreement has similar interest rates. The Company has a balance of $621,000 under this loan at April 30, 2011.

The Company may not declare or pay dividends or distributions, other than dividends payable solely in capital stock, so long as the Revolving Credit Note remains unpaid.

(NOTE J) Product Divestures:

On July 11, 2008, the Company sold the related rights to Brometane, a cough and cold product, for $3,500,000. The Company has received royalties on net sales of the product through December 2010. The Company recognized a gain of $3,500,000 on this transaction in the first quarter of fiscal 2009. The gain was included in Interest (income) and other on the Consolidated Statement of Operations.

On July 3, 2009 the Company entered into an agreement whereby the Company has granted the marketing rights to certain nutritional products previously marketed by Midlothian Laboratories division, in exchange for a series of payments totaling $1,000,000 over the course of one year. In addition, the Company receives a royalty on the sales of these products, not to exceed $1,500,000 per year for three years ending June 30, 2012. These products contributed approximately $600,000 and $1,600,000 in sales for the Midlothian Laboratories division for the year ended April 30, 2010 and 2009, respectively. The Company recognized a gain of $1,000,000 from this agreement in the first quarter of fiscal 2010, recorded in Interest (income) and other on the Consolidated Statement of Operations.

(NOTE K) Related Party Transactions:

On May 1, 2010, the Company entered into an amended and restated executive employment agreement with David S. Seltzer pursuant to which Mr. Seltzer is to serve as President and Chief Executive Officer, effective May 1, 2010 through April 30, 2013. Mr. Seltzer is to receive an annual base salary of $464,565 for the period May 1, 2010 through April 30, 2011 ("Base Salary") and for each fiscal year thereafter during the term of the employment agreement, Mr. Seltzer will be paid a base salary equal to the sum of (a) the Base Salary for the immediately preceding fiscal year and (b) an amount determined by multiplying the Base Salary in effect for the immediately preceding fiscal year by five percent (5%). Mr. Seltzer may also receive a bonus during each year of employment which shall be approved by the Company's Compensation Committee. Such bonus may be based on the Company meeting certain fiscal goals and also taking into account, among other things, progress towards strategic objectives not fully measured by pre-tax net income, the Company's acquisitions, strategic alliances, submissions to the FDA, operational efficiencies and approval of ANDAs by the FDA. During the term of the agreement Mr. Seltzer shall be eligible to annually receive options to purchase a minimum amount of 50,000 shares of the Company's common stock. Compensation paid under the agreement for the years ended April 30, 2011, 2010, and 2009 was $465,000, $451,000 and $442,000, respectively. Annual bonuses under the agreement were $300,000, $225,000, and $0 paid in the years ended April 30, 2011, 2010 and 2009, respectively.

Mr. Reuben Seltzer, an attorney, stockholder, director, and brother of the President, has been employed by the Company in corporate development activities since January 1, 2009. For each of the fiscal years 2011, 2010 and 2009, he received compensation of $378,000, $306,000, and $95,000, respectively. Annual bonuses under the agreement were $275,000, $100,000 and $0. Mr. Reuben Seltzer was previously the CEO of Neuro-Hitech and also has an interest in the joint venture of Marco Hi-Tech as described in Note F.

In addition, in fiscal year 2011 the Company granted Mr. Reuben Seltzer an option to purchase 95,000 shares of the Company's common stock at an exercise price of $22.25, which vest at 25% per annum and are exercisable through 2020. The Company valued these options at $1,097,000, which is being charged to operations over a four year term. In fiscal year 2010, the Company granted Mr. Reuben Seltzer an option to purchase 25,000 shares of the Company's common stock at an exercise price of $19.59, which vest at 25% per annum and are exercisable through 2019. The Company valued these options at $252,000, which is being charged to operations over a four year term.

The Company is jointly developing a generic product outside of its area of expertise with EMET Pharmaceuticals, LLC ("EMET"), previously known as XCell Pharmaceuticals, and another entity. Reuben Seltzer is a principal of EMET. During the fiscal years 2011, 2010 and 2009, the Company spent approximately $127,000, $713,000 and $2,978,000, respectively, on this project, which was included in research and development expense.

Tashlik, Kreutzer, Goldwyn and Crandell P.C. received $397,000, $422,000, and $297,000 in legal fees in each of the years ended April 30, 2011, 2010 and 2009, respectively, for services performed for the Company. Mr. Martin M. Goldwyn, a member of such firm, is a director of the Company.

(NOTE L) Commitments, Contingencies and Other Matters:

[1] Government regulation:

The Company's products and facilities are subject to regulation by a number of Federal and State governmental agencies. The Food and Drug Administration ("FDA"), in particular, maintains oversight of the formulation, manufacture, distribution, packaging and labeling of all of the Company's products. The Drug Enforcement Administration ("DEA") maintains oversight over the Company's products that are considered controlled substances.

On June 30, 2010, the Company received a warning letter from the FDA. The warning letter primarily dealt with the marketing of several products that the FDA states require FDA approval and manufacturing practices related to those products. The Company suspended sales of these products as a result of the warning letter. Sales of these products totaled approximately $5,000,000 in fiscal year 2010. In addition, the Company incurred an expense of $534,000 and $865,000 to write off the value of the inventory used in the manufacturing of these products in fiscal year 2011 and fiscal year 2010, respectively. The Company responded to the warning letter and has met with FDA officials to determine how best to resolve these issues. In November, 2010, the Company was the subject of an FDA inspection. The inspection was a follow up to the warning letter received June 30, 2010 as well as a general GMP inspection. The Company received a Form 483, an FDA form on which deficiencies are noted after an FDA inspection, with inspector observations. The Company responded to those observations.

On March 2, 2011, the US Food and Drug Administration (FDA) indicated in its MedWatch publication that the Agency removed approximately 500 currently marketed cough/cold and allergy related products including Lodrane® products. Three of these are currently marketed by ECR Pharmaceuticals under the brand name Lodrane®. According to the FDA press release, ECR Pharmaceuticals must stop shipping these products within 180 days after March 2, 2011. Sales of Lodrane® products amounted to approximately $16,600,000 and $13,100,000 for the year ended April 30, 2011 and April 30, 2010, respectively.

On July 7, 2009, the Company received a subpoena duces tecum demanding production of its business records in connection with an investigation by the Office of the Attorney General of the State of California, Department of Justice, relating to drugs not approved by the FDA and the potential filing of false claims with California's Medicaid (Medi-Cal) program. The Company has responded to the subpoena. No claims for damages have been made. The Company has been advised that this investigation has been closed.

[2] Legal Proceedings:

On March 19, 2010 the Midlothian Laboratories Division of the Company ("Midlothian") received a subpoena duces tecum demanding production of Midlothian business records in connection with an investigation by the Office of Inspector General of the United States Department of Health & Human Services relating to Medicare or Medicaid reimbursement for certain drugs. The Company has produced documents in response to the subpoena. No claims for damages have been made. The Company has no estimate at this time of its potential exposure and cannot, at this time, predict the outcome of this matter.

On March 5, 2010 in the United States District Court for the Northern District of California, a complaint was filed naming the Company and several pharmaceutical and other companies as defendants under the qui tam provisions of the federal civil False Marking Statute. A private plaintiff, San Francisco Technology Inc., is filing the civil action under the Statute on behalf of the federal government. The complaint alleges that the Company falsely marked the packaging of a product with regard to patents that had expired. The product was marketed by the Company's Health Care Products Division under the Zostrix® Neuropathy brand. The complaint alleges these actions violate the federal civil False Marking Statute. The Company was served with the complaint on March 22, 2010. On July 19, 2010, the judge ordered that the Company be severed from the action and transferred to the Eastern District of New York. On November 15, 2010, the Company moved to dismiss or stay the action and on December 6, 2010, the plaintiff filed a motion in opposition to dismiss or stay the action. On February 4, 2011, the Court granted the Company's motion to dismiss the action. The plaintiff was also granted a 30 day leave to amend its complaint. The plaintiff filed an amended complaint on March 8, 2011. The Company renewed its motion to dismiss or stay the action on April 14, 2011. The motion is pending. The Company intends to defend against such allegations and believes it has meritorious defenses. The Company is in settlement discussions with the plaintiff. The Company believes that any potential settlement payment will not be material.

On February 9, 2010, in the United States District Court for the District of Massachusetts (the "Federal District Court"), a "Partial Unsealing Order" was issued and unsealed in a civil case naming several pharmaceutical companies as defendants under the qui tam provisions of the federal civil False Claims Act (the "Qui Tam Complaint"). The qui tam provisions permit a private person, known as a "relator" (sometimes referred to as a "whistleblower"), to file civil actions under this statute on behalf of the federal and state governments. Pursuant to the Order, a Revised Corrected Seventh Amended Complaint was filed by the relator and unsealed on February 10, 2010. The relator in the Complaint is Constance A. Conrad. The Complaint alleges that several pharmaceutical companies submitted false records or statements to the United States through the Center for Medicare and Medicaid Services ("CMS") and thereby caused false claims for payments to be made through state Medicaid Reimbursement programs for unapproved or ineffective drugs or for products that are not drugs at all. The Complaint alleges that the drugs were "New Drugs" that the FDA had not approved and that are expressly excluded from the definition of "Covered Outpatient Drugs", which would have rendered them eligible for Medicaid reimbursement. The Complaint alleges these actions violate the federal civil False Claims Act. The Revised Corrected Seventh Amended Complaint did not name the Company as a defendant.

On February 9, 2010, the Court also unsealed the "United States' Notice of Partial Declination" in which the government determined not to intervene against 68 named defendants, including the Company. The Notice stated that the relator has filed a Motion for Voluntary Dismissal of 55 of the 68 named defendants. To our knowledge, the relator's Motion for Voluntary Dismissal remains under seal. The government's declination Notice also stated that it had not yet made an election decision as to "certain other defendants."

On July 23, 2010, the relator, Constance A. Conrad, further amended the Complaint, which, as amended, includes the addition of the Company, including a subsidiary or affiliate of the Company, as a defendant. On January 6, 2011, the Court issued an order unsealing the government's notice of election to intervene as to a previously unnamed defendant, and instructed the relator to file an unredacted version of her latest amended complaint, which was to be unsealed. On January 14, 2011, the relator filed a Ninth Amended Complaint, which was unsealed, and which includes the Company and a subsidiary of the Company. To our knowledge, at this time, there have been no changes to the government's Notice of Declination, other than its notice of intervention as to the previously unnamed defendant. Should this Qui Tam action proceed, the Company intends to vigorously defend against the allegations in the Complaint. The Company cannot predict the outcome of the action.

On June 5, 2009, Allergan, Inc. ("Allergan") filed a complaint against the Company in the United States District Court for the Eastern District of Texas, Civil Action No. 2:09-cv-182, in response to the Company's Paragraph IV certifications in ANDA No. 91-086 (the "ANDA") alleging noninfringement or invalidity of the United States patents identified in the Orange Book on Allergan's product, Combigan®. In counts one and two of the complaint, Allergan alleges that the Company's submission of the ANDA to the FDA under Section 505(j) of the Food, Drug & Cosmetic Act ("FDCA") to obtain approval to engage in the commercial manufacture, use or sale of the Company's generic Brimonidine Tartrate/Timolol Maleate Ophthalmic Solution 0.2%/0.5% product infringes U.S. Patents No. 7,030,149 and 7,320,976. The Company believes the complaint is without merit. On July 25, 2009, the Company filed a motion to dismiss the action based on lack of personal jurisdiction and improper venue. Allergan responded on September 8, 2009 opposing Hi-Tech's motion to dismiss. The Company withdrew its motion to dismiss on November 19, 2009, and on November 20, 2009, Allergan filed an amended complaint adding a claim for infringement of U.S. Patent No. 7,323,463. The Company answered the amended complaint on December 10, 2009, asserting counterclaims of non-infringement and invalidity as to all asserted patents. Allergan replied to the Company's counterclaims on January 4, 2010. Discovery has commenced. On March 17, 2010, Allergan filed a second complaint adding allegations of infringement of U.S. Patent No. 7,642,258. The Company answered on March 19, 2010 denying infringement of any valid claims. The Company settled with Allergan on May 20, 2011 without incurring a liability and the case was dismissed with prejudice on May 31, 2011.

[3] Commitments and Contingencies:

The Company's ECR Pharmaceuticals subsidiary currently leases approximately 12,000 square feet in Richmond, VA. This lease ends August 31, 2014.

The Company entered into two software lease obligations to partially finance a new computer system, see note I.

In June 2010, the Company entered into an agreement to lease a parking lot in Amityville, NY. The Company will pay $90,000 over a five year period.

In the course of its business, the Company enters into agreements which require the Company to make royalty payments which are generally based on net sales or gross profits of certain products.

In connection with the acquisition of the assets of ECR Pharmaceuticals, the Company paid $2,062,000 and $1,938,000 for fiscal 2010 and 2011, respectively, for an earn-out. At April 30, 2011 $498,000 was included in accrued expenses for the ECR earn-out. No additional obligation exists with respect to the earn-out.

Contractual Obligations	Payments due by April 30, 2012	2013	2014	2015	2016
Richmond, VA lease	$ 85,000	$ 87,000	$ 88,000	$ 30,000	$ —
Software lease (principal and interest)	37,000				
Amityville, NY lease	17,000	17,000	18,000	19,000	3,000
Total	$ 139,000	$ 104,000	$ 106,000	$ 49,000	$ 3,000

For the years ended April 30, 2011, 2010 and 2009, the rent expense amounted to approximately $112,000, $107,000 and $93,000, respectively.

(NOTE M) Income Taxes:

[1] The provision (benefit) for income taxes from continued operations is comprised of the following:

	Year Ended April 30, 2011	2010	2009
Current:			
Federal	$ 22,433,000	$ 17,093,000	$ 5,974,000
State	122,000	26,000	60,000
Foreign	55,000	73,000	0
Deferred:			
Federal	(1,504,000)	(2,682,000)	(368,000)
State	(24,000)	(39,000)	(6,000)
Total	$ 21,082,000	$ 14,471,000	$ 5,660,000

[2] Expected tax expense based on the statutory rate is reconciled with actual tax expense from continued operations as follows:

	Year Ended April 30,		
	2011	2010	2009
Statutory rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	0.2%	0.1%	0.4%
Research and development tax credit	(0.5)%	(0.8)%	(1.1)%
IRS Section 199 tax benefit	(3.0)%	(1.7)%	(1.9)%
Share-based compensation expense	1.0%	1.2%	3.5%
Other	(0.2)%	(2.4)%	2.5%
Effective tax rate	32.5%	31.4%	38.4%

For the years ended April 30, 2011, April 30, 2010, and April 30, 2009, the Company's state effective tax rate was reduced due to the utilization of state investment tax credits, the utilization of net operating losses carry forwards and change in New York law. Future effective state income tax rates may be affected by the availability of state investment tax credits.

During the year ended April 30, 2011, the Company earned tax deductions from the exercise of non-qualified options and of options in a disqualifying disposition of approximately $1,884. As a result, the Company recorded tax benefits amounting to $414,000 as additional paid in capital and $240,000 as a credit to income tax expense.

[3] Current and non-current deferred tax assets are composed of the following:

	April 30,	
	2011	2010
Current deferred tax assets:		
Allowances and write-offs not currently deductible for accounts receivable and inventory	$ 5,493,000	$ 3,144,000
Expenses not currently deductible	53,000	1,075,000
	5,546,000	4,219,000
Non-current deferred tax assets (liabilities):		
Expenses not currently deductible	1,861,000	1,637,000
Tax credits	1,409,000	984,000
Depreciation, amortization and unrealized gain on investments	(802,000)	(779,000)
Valuation allowance	(1,384,000)	(959,000)
	$ 1,084,000	$ 883,000

The Company recorded a liability for uncertain tax positions related to research and development credits taken by the Company in the net amount of $0 and $163,000 as of April 30, 2011 and 2010, respectively.

The reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance at April 30, 2010	$ 163,000
Decrease in tax positions for prior years	(163,000)
Balance at April 30, 2011	$ 0

All tax years prior to April 30, 2008 are closed to IRS and state tax authorities audit.

At April 30, 2011 the Company has New York State investment tax credits in the amount of $1,384,000, of which $242,000 are expiring through April 30, 2023. The Company is accounting for the investment tax credit using the flow-through method. The Company provided a full valuation allowance on its New York State credits due to the unlikely utilization of the credits as the New York state allocation continues to decrease. The allowance increased by approximately $425,000 during the year ended April 30, 2011.

(NOTE N) Significant Customers and Concentration of Credit Risk:

For the year ended April 30, 2011, three customers, accounted for net sales of approximately 15%, 13%, and 11%, respectively. These customers represented approximately 52% of the accounts receivable at April 30, 2011. For the year ended April 30, 2010, these three customers accounted for net sales of approximately 22%, 16%, and 16%, respectively. These customers represented approximately 65% of the accounts receivable at April 30, 2010.

Cash in excess of Federal Deposit Insurance Company limitations is held in certain banks.

(NOTE O) Savings Plan:

The Company has a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code for the benefit of substantially all full time eligible employees. Employees may contribute between 1% and 15% of their salary up to the dollar maximum allowed by the Internal Revenue Service. Company contributions are voluntary and are made at the discretion of the Board of Directors. The Company contributed $397,000, $366,000 and $284,000, for fiscal years 2011, 2010, and 2009, respectively.

(NOTE P) Quarterly Financial Results (unaudited):

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year
Fiscal 2011					
Net sales	$ 39,309,000	$ 44,656,000	$ 49,700,000	$ 57,183,000	$ 190,848,000
Gross profit	$ 22,543,000	$ 25,131,000	$ 28,632,000	$ 31,279,000	$ 107,585,000
Income from continuing operations	$ 8,525,000	$ 10,423,000	$ 10,796,000	$ 13,975,000	$ 43,719,000
Income (loss) from discontinued operations, net of tax	$ 150,000	$ (447,000)	$ (658,000)	$ (1,310,000)	$ (2,265,000)
Net income	$ 8,675,000	$ 9,976,000	$ 10,138,000	$ 12,665,000	$ 41,454,000
Basic earnings (loss) per share:					
Continuing operations	$ 0.68	$ 0.83	$ 0.85	$ 1.10	$ 3.47
Discontinued operations	$ 0.01	$ (0.04)	$ (0.05)	$ (0.10)	$ (0.18)
Basic earnings per share	$ 0.69	$ 0.79	$ 0.80	$ 1.00	$ 3.29
Diluted earnings (loss) per share:					
Continuing operations	$ 0.66	$ 0.79	$ 0.84	$ 1.08	$ 3.36
Discontinued operations	$ 0.01	$ (0.03)	$ (0.05)	$ (0.10)	$ (0.17)
Diluted earnings per share	$ 0.67	$ 0.76	$ 0.79	$ 0.98	$ 3.19
Fiscal 2010					
Net sales	$ 42,046,000	$ 40,167,000	$ 37,768,000	$ 39,358,000	$ 159,339,000
Gross profit	$ 26,029,000	$ 21,970,000	$ 21,976,000	$ 20,811,000	$ 90,786,000
Income from continuing operations	$ 8,734,000	$ 7,317,000	$ 8,601,000	$ 6,934,000	$ 31,586,000
Income (loss) from discontinued operations, net of tax	$ (60,000)	$ 81,000	$ (61,000)	$ (425,000)	$ (465,000)
Net income	$ 8,674,000	$ 7,398,000	$ 8,540,000	$ 6,509,000	$ 31,121,000
Basic earnings (loss) per share:					
Continuing operations	$ 0.77	$ 0.62	$ 0.71	$ 0.56	$ 2.65
Discontinued operations	$ (0.01)	$ 0.01	$ (0.01)	$ (0.04)	$ (0.04)
Basic earnings per share	$ 0.76	$ 0.63	$ 0.70	$ 0.52	$ 2.61
Diluted earnings (loss) per share:					
Continuing operations	$ 0.74	$ 0.59	$ 0.67	$ 0.54	$ 2.54
Discontinued operations	$ (0.01)	$ 0.01	$ —	$ (0.04)	$ (0.04)
Diluted earnings per share	$ 0.73	$ 0.60	$ 0.67	$ 0.50	$ 2.50
Fiscal 2009					
Net sales	$ 14,388,000	$ 22,841,000	$ 27,457,000	$ 37,094,000	$ 101,780,000
Gross profit	$ 5,112,000	$ 10,490,000	$ 12,443,000	$ 19,890,000	$ 47,935,000
Income from continuing operations	$ 1,298,000	$ 522,000	$ 1,638,000	$ 5,637,000	$ 9,095,000
Income (loss) from discontinued operations, net of tax	$ 202,000	$ 602,000	$ 433,000	$ (515,000)	$ 722,000
Net income	$ 1,500,000	$ 1,124,000	$ 2,071,000	$ 5,122,000	$ 9,817,000
Basic earnings (loss) per share:					
Continuing operations	$ 0.11	$ 0.05	$ 0.15	$ 0.49	$ 0.80
Discontinued operations	$ 0.02	$ 0.05	$ 0.04	$ (0.04)	$ 0.07
Basic earnings per share	$ 0.13	$ 0.10	$ 0.19	$ 0.45	$ 0.87
Diluted earnings (loss) per share:					
Continuing operations	$ 0.11	$ 0.04	$ 0.14	$ 0.49	$ 0.78
Discontinued operations	$ 0.02	$ 0.05	$ 0.04	$ (0.05)	$ 0.06
Diluted earnings per share	$ 0.13	$ 0.09	$ 0.18	$ 0.44	$ 0.84

Earnings (loss) per common share amounts for fiscal quarters have been calculated independently and may not in the aggregate equal the amount for the full year.

(NOTE Q) Pro Forma Financial Statements:

The results of ECR Pharmaceuticals, acquired on February 27, 2009, have been included in the statements of operations since the date of acquisition. Unaudited pro forma results of operations for the year ended April 30, 2009 are included below. Such pro forma information assumes that the above acquisition had occurred as of May 1, 2008, and net sales is presented in accordance with the Company's accounting policies. This summary is not necessarily indicative of what our results of operations would have been had these businesses been acquired during such periods, nor does it purport to represent results of operations for any future periods.

	Year Ended April 30, 2009 (unaudited)
Net sales	$ 120,206,000
Net income	$ 11,009,000
Earnings per share—Basic	$ 0.94
Earnings per share—Diluted	$ 0.92

(NOTE R) Subsequent Events:

On May 9, 2011, effective May 1, 2011, the Company divested the Midlothian Laboratories division in exchange for a cash payment. Hi-Tech retained marketing and distribution rights to generic buprenorphine sublingual tablets, an ANDA that is filed with the FDA, an ANDA that is in development and a royalty stream from products previously divested. Metrics, Inc, a drug development company located in North Carolina acquired Midlothian Laboratories from Hi-Tech. The divestiture of the assets of the Midlothian Laboratories division resulted in an impairment of $1,296,000 which is included in the loss from discontinued operations on the statement of operations at April 30, 2011.

On June 27, 2011, the Company acquired marketing and distribution rights to several branded products for the treatment of pain from Atley Pharmaceuticals. Three of the products are approved and additional products are pending approval with the FDA. The Company paid $3,220,000 in cash for rights to the products and inventory. The Company will pay an additional $355,000 within 180 days, less any amount which has been offset by certain claims. The Company will pay royalties for certain of these products under a license agreement it has assumed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE II

To the Board of Directors and Stockholders
Hi-Tech Pharmacal Co., Inc.

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Hi-Tech Pharmacal Co., Inc. (the "Company") as of April 30, 2011 and 2010 and for each of the three years in the period ended April 30, 2011. Our audits also included the financial statement Schedule II-Valuation and Qualifying Accounts. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the base financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

EisnerAmper LLP

New York, New York
July 8, 2011

SCHEDULE II

HI-TECH PHARMACAL CO., INC.
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges in costs and expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts				
Year ended April 30, 2011	$ 400,000	$ 102,000(a)	$ 2,000(b)	$ 500,000
Year ended April 30, 2010	$ 300,000	$ 210,000(a)	$ 110,000(b)	$ 400,000
Year ended April 30, 2009	$ 200,000	$ 132,000(a)	$ 32,000(b)	$ 300,000
Accumulated depreciation				
Year ended April 30, 2011	$ 22,668,000	$ 2,722,000	$ 8,000(c)	$ 25,382,000
Year ended April 30, 2010	$ 22,812,000	$ 2,647,000	$ 2,791,000(c)	$ 22,668,000
Year ended April 30, 2009	$ 20,453,000	$ 2,456,000	$ 97,000(c)	$ 22,812,000

(a) Change in reserve required

(b) Direct write-off of receivable

(c) Disposition of equipment or retirements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

NONE

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's filings with the SEC is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating disclosure controls and procedures, the Company has recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply judgment in evaluating its controls and procedures.

The evaluation was performed under the supervision and with the participation of Company management, including its CEO and CFO, to assess the effectiveness of the design and operation of its disclosure controls and procedures (as defined under the Exchange Act). Based on that evaluation, the Company's management, including its CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of April 30, 2011.

Management Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed, under the supervision of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company's internal control over financial reporting includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company assessed the effectiveness of its internal controls over financial reporting as of April 30, 2011. The Company based the evaluation on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and has concluded that the Company's internal control over financial reporting was effective as of April 30, 2011.

EisnerAmper LLP, the Company's auditor, has audited the Company's financial statements included in this report on Form 10-K and, as part of their audit, has issued their report, set forth in the Report of Independent Registered Public Accounting Firm, on the effectiveness of our internal control over financial reporting, as of April 30, 2011.

Our audit committee is comprised of three non-employee members of the board of directors, all of whom are independent from our Company. The committee charter, which was attached to the Company's proxy statement dated October 1, 2010, outlines the members' roles and responsibilities and is consistent with the recently enacted corporate reform laws and regulations. It is the audit committee's responsibility to appoint an independent registered public accounting firm subject to shareholder ratification, approve both audit and non-audit services performed by the independent registered public accounting firm, and review the reports submitted by the firm. The audit committee meets several times during the year with management, and the independent public accounting firm to discuss audit activities, internal controls, and financial reporting matters, including reviews of our externally published financial results. The independent registered public accounting firm has full and free access to the committee.

Continuing Improvements to Internal Control over Financial Reporting

Hi-Tech's management recognizes the importance of continued attention to improving its internal controls related to the period end financial reporting processes. Hi-Tech continues to implement the new ERP system and processes which will allow it, over time, to reduce its reliance on manual controls.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) occurred during the fourth quarter of 2011, that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

NONE

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The Board of Directors consists of seven members. All Directors are elected at each Annual Meeting of Shareholders and hold office until the next Annual Meeting of Shareholders when their respective successors are duly elected and qualified.

Set forth below is the name and age of each Director, his position with the Company and his principal occupation during the past five years and the year in which each Director was first elected as a Director of the Company. Also listed below are the specific experience, qualifications, attributes or skills that led to the conclusion that they are qualified to serve as our directors.

Name of Director	Principal Occupation and other Directorships	Age	Elected to the Board
David S. Seltzer	David S. Seltzer has been Chairman of the Board since September 2004 and Chief Executive Officer and President of the Company since May 1, 1998 and a Director, Secretary and Treasurer since February 1992. From July 1992 to May 1, 1998 Mr. Seltzer was Executive Vice President - Administration and since July 1992, Vice President – Administration and Chief Operating Officer of the Company since March 1992. Mr. Seltzer received a B.A. in Economics from Queens College in 1984. David S. Seltzer is the brother of Reuben Seltzer. Mr. Seltzer's experience brings to the Board an understanding of financial investment, business development, strategic planning, sales and operational management in our industry and provides practical guidance, insight and perspective with respect to our operations and strategy.	51	1992

Name of Director	Principal Occupation and other Directorships	Age	Elected to the Board
Reuben Seltzer	Reuben Seltzer has been a Director of the Company since April 1992. Mr. Seltzer is currently serving as an employee of to the Company in corporate development activities since January 1, 2009. Mr. Seltzer was formerly a Vice Chairman and Director of Neuro-HiTech Pharmaceuticals, Inc., a drug development company engaged in the development and commercialization of products in the specialty pharmaceutical area. Mr. Seltzer is no longer affiliated with this company as an Officer or Director. Mr. Seltzer had been president of R.M. Realty Services Inc., a real estate investment and consulting company from May 1988 to September 1992. From May 1983 to May 1988 Mr. Seltzer was a vice president and attorney with Merrill Lynch Hubbard Inc., a real estate investment subsidiary of Merrill Lynch and Company. Mr. Seltzer received a B.A. in Economics from Queens College in 1978, a Juris Doctor from the Benjamin N. Cardozo School of Law in 1981 and a L.L.M. from the New York University School of Law in 1987. Reuben Seltzer is the brother of David Seltzer. Mr. Seltzer's experience brings to the Board an understanding of financial investment, business development and strategic planning in our industry and provides practical and legal guidance, insight and perspective with respect to our operations and strategy.	55	1992
Martin M. Goldwyn	Martin M. Goldwyn was elected a Director of the Company in May 1992. Mr. Goldwyn is a member in the law firm of Tashlik, Kreutzer, Goldwyn & Crandell P.C. Mr. Goldwyn received a B.A. in finance from New York University in 1974 and a Juris Doctor from New York Law School in 1977. Mr. Goldwyn brings legal experience in the pharmaceutical field, particularly in pharmaceutical licensing and development agreements and acquisitions which helps provide legal and practical guidance and strategy to the Company.	59	1992
Yashar Hirshaut, M.D.	Yashar Hirshaut has been a Director of the Company since September 1992. Dr. Hirshaut is a practicing medical oncologist and is currently an Associate Clinical Professor of Medicine at Cornell University Medical College. Since July 1986, he has been a Research Professor of Biology at Yeshiva University. In addition, he has served as editor-in-chief of the Professional Journal of Cancer Investigation since July 1981. Dr. Hirshaut received a B.A. from Yeshiva University in 1959 and his medical degree from Albert Einstein College of Medicine in 1963. Dr. Hirshaut has decades of experience as a practicing oncologist and brings vast pharmaceutical knowledge to the business and helps with customer viewpoints and product ideas.	73	1992
Jack Van Hulst	Jack Van Hulst, has been a senior executive with 42 years of domestic and global experience in many sectors of the pharmaceutical industry. From 1999 to 2005 he was Executive Vice President of MOVA Pharmaceutical Corporation, a contract manufacturer in Puerto Rico with three manufacturing sites and approximately 1,700 employees. MOVA merged with the publicly held Canadian contract manufacturer Patheon, which is the largest worldwide pharmaceutical contract manufacturer. From 1997 to 1998, he was a consultant responsible for special project implementation related to Women's Healthcare at Population Council. From 1993 to 1996 he was part owner, President and Chief Executive Officer of Morton Grove Pharmaceuticals, Inc., a manufacturer and marketer of generic liquid prescriptions and OTC pharmaceuticals prior to its sale to William Blair Capital Partners. From 1991 to 1993 he was part owner, President and Chief Executive Officer of Pennex Products, Inc., a manufacturer and marketer of OTC drugs prior to its sale to Rexall-Sundown. He is a Board Member of The International Center, New York, New York; Senesco Technologies, Inc., New Brunswick, New Jersey (AMEX:NST); and Napopharma (LSE:NAPU). He received a Law Degree from the University of Utrecht, The Netherlands. Mr. Van Hulst brings decades of pharmaceutical experience, particularly in the generic drug business, and provides valuable business development, strategic planning and operational management insight.	72	2008

Name of Director	Principal Occupation and other Directorships	Age	Elected to the Board
Anthony J. Puglisi	Anthony J. Puglisi was elected a Director of the Company on September 21, 2005. Mr. Puglisi is Chief Financial Officer of the IMI Merchandising group of IMI plc, a publicly traded British company. Mr. Puglisi was Vice President and Chief Financial Officer of Sbarro, Inc., an owner, operator and franchisor of quick-service restaurants, from February 2004 to April 2009. Prior to joining Sbarro, Mr. Puglisi was the Vice President and Chief Financial Officer of Langer, Inc., a provider of products used to treat muscle-skeletal disorders, from April 2002 to February 2004. Mr. Puglisi was Senior Vice President and Chief Financial Officer of Netrex Corporation from September 2000 to October 2001 and Executive Vice President and Chief Financial Officer of Olsten Corporation, a provider of staffing and home health care services from 1993 to March 2000. Mr. Puglisi has been a certified public accountant in New York for over twenty-five years. He earned a B.B.A. in Accounting from Bernard Baruch College. Mr. Puglisi is a director of CPNA International. Mr. Puglisi brings years of experience as a Chief Financial Officer and significant financial, accounting and business development experience to the Company.	62	2005
Bruce W. Simpson	Bruce W. Simpson was elected Director of the Company on September 9, 2005. Mr. Simpson is President and CEO of B.W. Simpson & Associates, a consulting company that works with small emerging pharmaceuticals companies in the areas of marketing, business development and strategic planning. Prior to founding his own healthcare-consulting firm in 1998, from July 1998 to August 1999, Mr. Simpson was President of Genpharm, Inc., located in Ontario, Canada, a division of E. Merck. From 1992 to July 1998, he served as President and CEO of Medeva Pharmaceuticals in Rochester, New York. He has been affiliated with American Academy of Allergy and is a former Director of Draxis Health Inc., Bradley Pharmaceuticals and Adams Laboratories. Mr. Simpson holds a B.S. in Marketing from Fairleigh Dickinson University, an M.B.A. in Marketing from the University of Hartford, and has done post-graduate work in healthcare marketing at UCLA. Prior to entering the pharmaceutical field, Mr. Simpson served as a Captain in the United States Marine Corps. Mr. Simpson brings his board experience from other firms, his experience as a Chief Executive Officer of a pharmaceutical company and years of consulting experience in the pharmaceutical industry with an expertise in marketing which helps with both our branded OTC and branded prescription businesses.	69	2005

Executive Officers

The executive officers of the Company are set forth in the table below. All executive officers are elected at the annual meeting or interim meetings of the Board of Directors. No arrangements or understanding exists between any executive officer and any other person pursuant to which he was elected as an executive officer.

Name	Age	Position and Period Served
David S. Seltzer	51	Chairman of the Board since September 2004, Chief Executive Officer and President of the Company since May 1, 1998 and a Director, Secretary and Treasurer since February 1992. Mr. Seltzer served as Executive Vice President of Administration until February 1992.
William Peters.......................	43	Vice President and Chief Financial Officer of the Company since May 2004.
Gary M. April	54	President of Health Care Products Division since May 1998 and Divisional Vice President of Sales since January 1993.
Davis S. Caskey	63	Vice President, Pharmaceutical Operations ECR Pharmaceuticals since February 2009. Mr. Caskey was Vice President of E. Claiborne Robins Company, Inc. d/b/a ECR Pharmaceutical, from 1992 to February 27, 2009.
Kamel Egbaria	53	Executive Vice President and Chief Scientific Officer since April 2010. From 2003 to 2009, Mr. Egbaria was the Chief Scientific Officer and Vice President of Research and Development for Qualitest Pharmaceuticals, Inc.
Reuben Seltzer	55	Vice Chairman since November 2010. Director since 1992.

Significant Employees

Name	Age	Position and Period Served
Tanya Akimova, Ph.D...........	57	Vice President of Strategic Planning and Product Development since October 2009, Senior Director, Strategic Planning and Product Development since November 2008 and Director of New Business Development since October 2000.
Edwin A. Berrios	58	Vice President of Sales and Marketing since November 2000.
Joanne Curri..........................	70	Director of Regulatory Affairs since January 1992.
Polireddy Dondeti, Ph.D.	46	Vice President of Research and Development since October 2008 and Senior Director of Research and Development since October 2003.
Jesse Kirsh	52	Vice President of Quality since October 2006 and Senior Director of Quality Assurance since March 1994
Christopher LoSardo.............	45	Vice President of Corporate Development since October 2005.
Eyal Mares	48	Vice President, Operations since October 2006. From 2004 to 2006, Mr. Mares was Vice President, Operations for Perrigo New York, a division of Perrigo Company.
Pudpong Poolsuk	67	Senior Director of Science since May 2000.
Steven Roth...........................	51	Associate General Counsel since June 2011.
Margaret Santorufo	45	Vice President and Controller since May 2004.
James P. Tracy	67	Vice President of Information Technology since August 2004.

Audit Committee

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are Anthony J. Puglisi, Yashar Hirshaut M.D., and Jack Van Hulst, and each member is independent as such term is defined under the rules promulgated by the NASDAQ listing standards.

Audit Committee Financial Expert

The Board of Directors of the Company has determined that Anthony J. Puglisi is an audit committee financial expert as defined by Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act and is independent within the listing standards set forth by the NASDAQ.

Nominating Committee

The Nominating Committee is responsible for identifying and evaluating nominees for director and for recommending to the Board a slate of nominees for election at the Annual Meeting of Stockholders in accordance with the Nominating Committee's charter. The Nominating Committee is comprised of Jack Van Hulst, Anthony J. Puglisi and Bruce W. Simpson. They are non-management directors who are "independent" as defined under the rules promulgated by the NASDAQ listing standards.

Code of Ethics

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer, controller, persons performing similar functions, as well as directors and employees. We will provide a copy of our Code of Ethics ("Code") to any person, without charge, upon request to Hi-Tech Pharmacal Co., Inc., Attention: Investors Relations, 369 Bayview Avenue, Amityville, NY 11701, (631) 789-8228. If we make any substantive amendments to the Code or grant any waiver, including any implicit waiver, from a provision of the Code to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K in accordance with applicable rules and regulations.

Board Leadership

The CEO and senior executive officers are selected by the Board based upon recommendations from the Company's management and Board of Directors. The Board determines whether the role of Chairman and CEO should be separate or combined based upon its judgment as to the most appropriate structure for the Company at a given point in time. David S. Seltzer has served as our Chairman of the Board since 2004 and CEO since 1998. Based on its most recent review of the Company's Board leadership structure and continued strong performance of the business, the Board has determined that this structure is optimal for the Company, because it provides our Company with strong and consistent leadership and leverages Mr. Seltzer's extensive knowledge of our pharmaceutical business and competitive environment with the strategic oversight role of the Board. Given the current challenging regulatory and market environment, and the need to execute our ongoing strategic plans, the Board believes that having one person serving as both the Chairman and CEO provides clear, decisive, and effective leadership.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and Executive Officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater than ten percent shareholders are required by Securities and Exchange Commission regulation to furnish the Company with copies of all Section 16(a) reports they file. The Company believes that all Section 16(a) filing requirements were met during fiscal 2011 except for one transaction for each of Mr. Bryce Harvey and Dr. Kamel Egbaria. Mr. Harvey's transaction involved the exercise of stock options and sale of shares; Dr. Egbaria's transaction involved the grant of stock options. The filings were late filings. In making this statement, the Company has relied on the written representations of its incumbent directors and officers and copies of the reports that they have filed with the Securities and Exchange Commission and NASDAQ.

ITEM 11. EXECUTIVE COMPENSATION.

The following tables and paragraphs provide information concerning compensation paid for the last three fiscal years to our Chief Executive Officer, Chief Financial Officer, and three other most highly compensated senior executive officers (each, a "Named Executive Officer") earning in excess of $100,000 in total compensation as defined in Regulation S-K, subpart 229.402(a)(3), including compensation discussion and analysis, summary compensation table, grants of plan-based awards, outstanding equity awards, employment agreements, potential payments upon termination or change in control, compensation of directors, compensation committee report and compensation committee interlocks.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a narrative describing how compensation for our named executive officers is established and should be read in conjunction with the compensation tables and related narrative descriptions set forth below.

Objectives and Philosophy of Our Executive Compensation Program

Our mission is to be a significant provider of quality products in the markets we serve. To support this and other strategic objectives as approved by the Board of Directors and to provide adequate returns to shareholders, we must compete for, attract, develop, motivate, and retain top quality executive talent at the corporate office and operating business units during periods of both favorable and unfavorable business conditions.

Our executive compensation program is a critical management tool in achieving this goal. "Pay for performance" is the underlying philosophy for our executive compensation program. Consistent with this philosophy, the program has been carefully conceived and is independently administered by the Compensation Committee of the Board of Directors, which is comprised entirely of non-employee directors.

The program is designed and administered to:

- reward individual and team achievements that contribute to the attainment of our business goals; and
- provide a balance of total compensation opportunities, including salary, bonus, and longer-term cash and equity incentives, that are competitive with similarly situated companies and reflective of our performance.

In seeking to link executive pay to corporate performance, the Compensation Committee believes that the most appropriate measure of corporate performance is the increase in long-term shareholder value, which involves improving such quantitative performance measures as revenue, net income, cash flow, operating margins, earnings per share, and return on shareholders' equity. The Compensation Committee may also consider qualitative corporate and individual factors which it believes bear on increasing our long-term value to our shareholders. These include:

- the development of competitive advantages
- successful filing of ANDAs
- successful approval of ANDAs
- success in developing business strategies and managing costs
- execution of divestitures, acquisitions, and strategic partnerships

- implementation of operating efficiencies
- the general performance of individual job responsibilities

The Compensation Committee reviews compensation practices of other pharmaceutical organizations of like size and structure in order to assess our competitiveness. The Company subscribes to Equilar, Inc.'s on-line database of executive and director compensation, which is drawn directly from SEC filings. In 2011, the Compensation Committee used this database to benchmark the Company's executive compensation. The following companies were used as the peer group: Akorn, Alkermes Inc., Biomarin Pharmaceuticals Inc., Caraco Pharmaceutical Laboratories, Impax Laboratories, Inspire Pharmaceuticals, Isis Pharmaceuticals, Lannett, Pain Therapeutics, PDI, Pozen, Salix Pharmaceuticals and Sciclone Pharmaceuticals. Benchmarked items include salary, bonus, equity compensation, deferred compensation, other compensation and total compensation. This data is used to ensure that the Chief Executive Officer and Chief Financial Officer of the Company are paid within the 25th to 75th percentile range. The Company believes that this is the appropriate range to target salaries so that they can be competitive.

Components of our Executive Compensation Program

The primary elements of our executive compensation program are:

- base salary
- annual cash incentive bonus
- a long-term incentive represented by stock options
- insurance, 401(k) plan and other employee benefits

The Company does not have a formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Instead, the Compensation Committee, after reviewing information provided by management, determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

Base Salary. Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. In determining the amount of compensation to be paid to our executive officers, the Compensation Committee adheres to compensation policies pursuant to which executive compensation is determined. Base salary determinants include the prevailing rate of compensation for positions of like responsibility in the particular geographic area, the level of the executive's compensation in relation to our other executives with the same, more, or less responsibilities, and the tenure of the individual.

Minimum base salaries are mandated by our employment agreements for Mr. David Seltzer, Mr. William Peters, Mr. Reuben Seltzer, Dr. Kamel Egbaria and Mr. Davis Caskey.

Base salaries are reviewed annually or when employment contracts expire by our Compensation Committee, and are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience.

Annual Cash Incentive Bonus. The Compensation Committee has the authority to award annual bonuses to individual senior executives on a discretionary basis. The Committee believes that the bonus plan promotes the Company's performance-based compensation philosophy by providing executives with direct financial incentives in the form of annual cash bonuses for achievements accomplished throughout the fiscal year.

The Compensation Committee considers various factors in determining, in its discretion, the bonuses to be awarded to its Named Executive Officers. The Compensation Committee does not utilize a formal written compensation plan or specific formula for the determination of bonuses to its CEO and CFO. Nor does it employ specific financial goals other than those listed below.

In the case of Mr. David Seltzer, the Compensation Committee determines Mr. Seltzer's bonus based on:

- growing the Company's revenues
- achieving pre-tax net income
- completing acquisitions
- forming strategic alliances
- submitting ANDAs to the FDA
- gaining FDA approval of ANDAs

- operating within the compliance parameters required by federal and state governmental regulatory agencies
- achieving operational efficiencies

The Compensation Committee has awarded Mr. Seltzer a bonus for the fiscal year ended April 30, 2010 in the amount of $300,000. Mr. Seltzer's bonus was awarded for increasing the Company's revenues by 51%, increasing EPS by 198%, and acquiring the Mag-Ox® brand for the Health Care Products division.

In the case of Mr. William Peters, the Compensation Committee determined Mr. Peters' bonus based on performance as well as his accomplishments. Factors considered included:

- valuation analyses for potential acquisition candidates
- helping value, negotiate and integrate the Mag-Ox® acquisition
- accomplishments related to his responsibilities as head of human resources, specifically implementing an affirmative action plan
- financing activities, including negotiating a line of credit, investor relations and other financings
- operating within the compliance parameters required by federal and state governmental regulatory agencies
- identifying cost savings and reducing overhead and SG&A costs of target areas

The Compensation Committee has awarded Mr. Peters a bonus for the fiscal year ended April 30, 2010 in the amount of $150,000. Mr. Peters' bonus was awarded for increasing the Company's revenues by 51%, increasing EPS by 198%, negotiating operating cost savings and helping value, negotiate and integrate the Mag-Ox® acquisition.

In the Case of Mr. Reuben Seltzer, the Compensation Committee determined Mr. Seltzer's bonus based on performance as well as his accomplishments. Factors considered included:

- his corporate development activities which resulted in the licensing of Zolpimist® oral spray
- his corporate development activities on potential generic acquisition candidates
- the performance of ECR
- the royalty stream from Naprelan®

The Compensation Committee has awarded Mr. Seltzer a bonus for the fiscal year ended April 30, 2010 in the amount of $275,000 based on the factors listed above.

Bonus payments to Dr. Egbaria and Mr. Caskey are based on formulas tied to the performance of their respective divisions.

Dr. Egbaria's employment agreement specifies that he is entitled to (i) a $5,000 bonus for each Abbreviated New Drug Application ("ANDA") submitted under his supervision and accepted for filing by the Federal Drug Administration ("FDA"); (ii) a $10,000 bonus for each ANDA that is submitted under his supervision and approved by the FDA; (iii) a $5,000 bonus for each ANDA that is, as of April 26, 2010, pending with the FDA for at least twelve (12) months and which is approved by the FDA; (iv) a $10,000 bonus for each ANDA that is, as of April 26, 2010, pending with the FDA for less than twelve (12) months and which is approved by the FDA; and (v) he is entitled to participate in the Corporation's executive bonus pool. Dr. Egbaria is entitled to only one bonus for each ANDA approved by the FDA. The bonuses payable above shall not, in the aggregate, exceed 50% of Dr. Egbaria's salary for the year in which such bonuses are payable. Because Dr. Egbaria was not employed until April 26, 2010, no bonus has been earned by him or paid to him as of April 30, 2010. In fiscal 2011, Dr. Egbaria was paid a bonus of $50,000 as payment on the bonus to be paid in fiscal 2012. Dr. Egbaria earned a bonus of $25,000 based on ANDA approvals in fiscal 2011. He received an aggregate bonus of $150,000 based on his contributions to the Company in the areas of research and development, regulatory oversight and validation.

Mr. Caskey's employment agreement specifies that a bonus will be calculated based on the sum of (i) 2.5% of the first $3,500,000 of ECR Pharmaceuticals Co., Inc.'s pre-tax net income; and (ii) 4% of ECR Pharmaceuticals Co., Inc.'s pre-tax net income in excess of $3,500,000. Mr. Caskey earned a bonus of $157,000 in fiscal 2011 which will be paid in fiscal 2012.

Stock Options. The long-term component of our executive compensation program consists of stock options. We believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interest of our executives and our shareholders. Stock options are granted upon the recommendation of management and approval of the Compensation Committee based upon their subjective evaluation of the appropriate amount for the level and amount of responsibility of each executive officer. Factors entering into this process include company-level performance, the individual executive's performance, the amount of equity previously awarded to the executive and the vesting of such awards.

The Compensation Committee reviews all components of the executive's compensation when determining annual equity awards to ensure that an executive's total compensation conforms to our overall philosophy and objectives.

The options generally permit the option holder to buy the number of shares of the underlying common stock (an option exercise) at a price equal to the market price of the common stock at the time of grant. Thus, the options generally gain value only to the extent the stock price exceeds the option exercise price during the term of the option. Generally, the options vest over a period of four years, with 25% vesting upon the first anniversary of the date of grant and 25% on each anniversary thereafter, and expire no later than ten years after grant.

Equity awards are typically granted to our executives annually in conjunction with the review of their individual performance. We set the exercise price of all stock options to equal the closing price of our common stock on the NASDAQ Stock Market on the day of the grant.

Benefits and Other Compensation. We maintain broad-based benefits that are provided to all employees, including health and dental insurance, and a 401(k) plan. Executive officers are eligible to participate in all of our employee benefit plans, at no cost. The Company matches 50% on the first 6% of the contributions to the 401(k) plan for all employees up to the federal maximum amount allowable.

Mr. David Seltzer, Mr. Reuben Seltzer and Mr. William Peters received $9,000, $8,000 and $6,000, respectively, for automobile reimbursements. These amounts were reported as taxable income.

Severance and Change-in-Control Benefits. Pursuant to employment agreements we have entered into with certain of our executives and our 2009 Stock Option and our Amended and Restated Stock Option Plan (the "Stock Option Plans"), our executives are entitled to specified benefits in the event of the termination of their employment under specified circumstances, including termination following a change in control of our Company. We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption "Potential Payments upon Termination of Employment or Change-in-Control" below.

We believe providing these benefits help us compete for executive talent. We believe that our severance and change-in-control benefits are generally in line with severance packages offered to executives by other companies.

Tax Considerations

Section 162(m) of the Internal Revenue Code prohibits us from deducting any compensation in excess of $1 million paid to certain of our executive officers, except to the extent that such compensation is paid pursuant to a shareholder approved plan upon the attainment of specified performance objectives. The Compensation Committee believes that tax deductibility is an important factor, but not the sole factor, to be considered in setting executive compensation policy. Accordingly, the Compensation Committee periodically reviews the potential consequences of Section 162(m) and generally intends to take such reasonable steps as are required to avoid the loss of a tax deduction due to Section 162(m). However, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for the fiscal year ended April 30, 2011. The Named Executive Officers are the Company's Chief Executive Officer, Chief Financial Officer, Vice Chairman, Chief Scientific Officer, and ECR Pharmaceuticals Co., Inc.'s Vice President of Pharmaceutical Operations.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Options Awards (#)(3)	All Other Compensation ($)(4)	Total ($)
David S. Seltzer	2011	465,000	300,000	578,000	24,000	1,367,000
President, Chief Executive Officer	2010	451,000	225,000	504,000	24,000	1,204,000
Secretary, and Treasurer	2009	442,000	0	139,000	22,000	603,000
William J. Peters	2011	295,000	150,000	347,000	20,000	812,000
Vice President and Chief Financial Officer	2010	278,000	100,000	252,000	20,000	650,000
	2009	251,000	45,000	69,000	19,000	384,000
Reuben Seltzer	2011	378,000	275,000	1,097,000	8,000	1,758,000
Vice Chairman	2010	306,000	100,000	252,000	8,000	666,000
	2009	95,000	0	113,000	0	208,000
Kamel Egbaria (5)	2011	350,000	0	539,000	108,000	997,000
Executive Vice President, and Chief Scientific Officer	2010	3,000	0	478,000	50,000	531,000
Davis S. Caskey (6)	2011	173,000	139,000	58,000	5,000	375,000
ECR Pharmaceuticals Co., Inc.,	2010	168,000	0	50,000	5,000	223,000
Vice President of Pharmaceutical Operations	2010	27,000	0	12,000	1,000	40,000

(1) Represents base salary through April 30, 2011.

(2) Bonuses represent payments made during the fiscal year, not the bonus earned during the fiscal year.

(3) Represents the fair value of options granted on the grant date in accordance with ASC Topic 718, "Compensation – Stock Compensation".

(4) Represents the matching contributions to the Hi-Tech Pharmacal Co., Inc. Employee Savings Plan and /or the dollar value of the premium paid by the Company for term life insurance for the benefit of the Named Executive Officer and automobile reimbursement that were reported as taxable income. Dr Egbaria's other compensation also includes a $50,000 signing bonus in 2010, $65,000 of relocation expense in 2011 and $35,000 of rent allowance in 2011.

(5) Dr. Egbaria was hired by Hi-Tech Pharmacal Co., Inc. in April 2010.

(6) Mr. Caskey has been employed at Hi-Tech Pharmacal Co., Inc. since the assets of ECR Pharmaceuticals were acquired on February 27, 2009.

Grants of Plan-Based Awards

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Options Awards (3)
David S. Seltzer	11/10/10	50,000	22.25	578,000
President, Chief Executive Officer	11/12/09	50,000	19.59	504,000
Secretary, and Treasurer	11/13/08	50,000	5.83	139,000
William J. Peters	11/10/10	30,000	22.25	347,000
Vice President and Chief Financial Officer	11/12/09	25,000	19.59	252,000
	11/13/08	25,000	5.83	69,000

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Stock and Options Awards (3)
Reuben Seltzer	11/10/10	95,000	22.25	1,097,000
Vice Chairman	11/12/09	25,000	19.59	252,000
	11/13/08	25,000	5.83	69,000
	9/12/08	25,000	9.70	44,000
Kamel Egbaria	4/26/11	40,000	27.17	539,000
Executive Vice President, and Chief Scientific Officer	4/26/10	40,000	23.10	478,000
Davis S. Caskey	11/10/10	5,000	22.25	58,000
ECR Pharmaceuticals Co., Inc.	11/12/09	5,000	19.59	50,000
Vice President of Pharmaceutical Operations	2/27/09	5,000	5.17	12,000

(1) The amounts set forth in this column reflect the number of stock options granted under our 2009 Stock Option Plan and our Amended and Restated Stock Option Plan. The options vest at the rate of 25% per year starting on the first anniversary of the grant and expire in 10 years from the date of grant.

(2) The exercise price equals the closing price of our common stock on the date of grant.

(3) The dollar values of stock options disclosed in this column are equal to the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation – Stock Compensation". See note A[16] of the consolidated financial statements, except no assumptions for forfeitures were included.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David S. Seltzer				
President, Chief Executive Officer,	112,500	—	$ 3.84	11/15/11
Secretary, and Treasurer	112,500	—	$ 11.56	1/14/13
	75,000	—	$ 14.99	12/4/13
	75,000	—	$ 12.05	2/1/15
	50,000	—	$ 23.98	3/8/16
	50,000	—	$ 10.68	2/2/17
	37,500	12,500	$ 10.68	1/29/18
	25,000	25,000	$ 5.83	11/13/18
	12,500	37,500	$ 19.59	11/12/19
	—	50,000	$ 22.25	11/10/20
William J. Peters				
Vice President and	4,983	—	$ 19.95	9/9/13
Chief Financial Officer	18,750	—	$ 18.87	8/1/15
	6,250	—	$ 15.09	8/9/16
	6,250	—	$ 10.68	2/2/17
	12,500	6,250	$ 10.68	1/29/18
	6,250	12,500	$ 5.83	11/13/18
	6,250	18,750	$ 19.59	11/12/19
	—	30,000	$ 22.25	11/10/20

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Reuben Seltzer				
Vice Chairman	11,250	—	$ 4.29	10/26/11
	56,250	—	$ 3.84	11/15/11
	11,250	—	$ 8.31	12/5/12
	11,250	—	$ 13.50	11/28/13
	11,250	—	$ 10.93	11/15/14
	11,250	—	$ 24.95	11/8/15
	11,250	—	$ 14.99	11/9/16
	8,438	2,812	$ 9.65	11/15/17
	12,500	12,500	$ 9.70	9/12/18
	12,500	12,500	$ 5.83	11/13/18
	6,250	18,750	$ 19.59	11/12/19
	—	95,000	$ 22.25	11/10/20
Kamel Egbaria	10,000	30,000	$ 23.10	4/26/20
Executive Vice President, and Chief Scientific Officer	—	40,000	$ 27.17	4/26/21
Davis S. Caskey	2,500	2,500	$ 5.17	2/27/19
ECR Pharmaceuticals Co., Inc., Vice President of	1,250	3,750	$ 19.59	11/12/19
Pharmaceutical Operations	—	5,000	$ 22.25	11/10/20

Options Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David S. Seltzer President, Chief Executive Officer, Secretary, and Treasurer	0	0	0	0
William J. Peters Vice President and Chief Financial Officer	0	0	0	0
Reuben Seltzer Vice Chairman	0	0	0	0
Kamel Egbaria Executive Vice President, and Chief Scientific Officer	0	0	0	0
Davis S. Caskey ECR Pharmaceuticals Co., Inc. Vice President of Pharmaceutical Operations	0	0	0	0

The Company does not maintain a pension plan, or nonqualified deferred contribution or other nonqualified deferred compensation plans.

Employment Agreements

We have employment agreements with each of our Named Executive Officers.

David S. Seltzer — Chairman of the Board, President, Chief Executive Officer, Secretary and Treasurer

David S. Seltzer serves as Chairman of the Board since Bernard Seltzer retired the position in September, 2004. David S. Seltzer was elected to serve as President and Chief Executive Officer effective May 1, 1998. On May 1, 2010, the Company entered into an amended and restated executive employment agreement with David S. Seltzer pursuant to which Mr. Seltzer is to serve as President and Chief Executive Officer, effective May 1, 2010 through April 30, 2013. Mr. Seltzer received an annual base salary of $451,000 for the period May 1, 2009 through April 30, 2010 ("Base Salary") and for each fiscal year thereafter during the term of the employment agreement, Mr. Seltzer will be paid a base salary equal to the sum of (a) the Base Salary for the immediately preceding fiscal year and (b) an amount determined by multiplying the Base Salary in effect for the immediately preceding fiscal year by five (5%) percent. Mr. Seltzer may also receive a bonus during each year of employment which shall be approved by the Company's Compensation Committee. Such bonus may be based on the Company meeting certain fiscal goals and also taking into account, among other things, progress towards strategic objectives not fully measured by pre-tax net income, the Company's acquisitions, strategic alliances, submissions to the FDA, operational efficiencies and approval of ANDAs by the FDA. During the term of the agreement Mr. Seltzer will be eligible to receive annually options to purchase a minimum amount of 50,000 shares of the Company's common stock. The amended and restated employment agreement contains standard confidentiality provisions and indemnification provisions.

William Peters — Vice President and Chief Financial Officer

On June 23, 2009, the Company and Mr. Peters, the Company's Chief Financial Officer, entered into Amendment No. 2 to Mr. Peters' employment agreement. The amendment, effective as of June 23, 2009, extends the term of Mr. Peters' employment until July 31, 2011. The term is automatically renewed for successive one (1) year terms unless terminated (i) by the Company upon six (6) months advance written notice to Mr. Peters, (ii) by Mr. Peters upon sixty (60) days advance written notice to the Company, or (iii) unless terminated in accordance with the provisions of Section 5 of the agreement. The amendment provides that Mr. Peters will receive as compensation for his services an annual salary equal to $280,000 for the period August 1, 2009 through July 31, 2010 and $300,000 for the period August 1, 2010 through July 31, 2011.

The agreement provides for annual bonuses to be determined in accordance with performance goals set by the Compensation Committee of the Board of Directors and the President of the Company. In the event of a termination upon total disability, the Company will pay to Mr. Peters the salary which would otherwise be payable to him during the continuance of such disability.

Reuben Seltzer — Vice Chairman

On November 10, 2010 the Company and Mr. Reuben Seltzer entered into to an Employment Agreement (the "Agreement"), effective as of September 13, 2010, which provides for a term of employment until April 30, 2013. The term is automatically renewed for successive one (1) year terms unless terminated (i) by the Company upon six (6) months advance written notice to Mr. Seltzer, (ii) by Mr. Seltzer upon thirty (30) days advance written notice to the Company, or (iii) unless terminated in accordance with the provisions of Section 5 of the Agreement. The Agreement provides that he will receive as compensation for his services an annual salary equal to $425,000 for the period September 13, 2010 through April 30, 2011 and for each fiscal year thereafter during the term of the Agreement, Mr. Seltzer will be paid a base salary equal to the sum of (a) the Base Salary for the immediately preceding fiscal year and (b) an amount determined by multiplying the Base Salary in effect for the immediately preceding fiscal year by five (5%) percent. Mr. Seltzer may also receive a bonus during each year of employment which shall be determined in accordance with performance goals set by the Company's Compensation Committee in its sole discretion. The bonus may be based on, among other things, Mr. Seltzer's development and implementation of strategic objectives, acquisitions, product development, strategic alliances, including but not limited to, licensing arrangements and joint ventures, financings and strategic divestitures. Mr. Seltzer received options to purchase 45,000 shares of the Company's common stock on November 10, 2010 with an exercise price equal to the closing price as of the close of business on such date. In addition, he received and will be eligible annually to receive options to purchase a minimum amount of 50,000 shares of the Company's common stock, in accordance with the terms of the Company's 2009 Stock Option Plan.

Dr. Kamel Egbaria — Chief Scientific Officer and Executive Vice President

On April 26, 2010, the Company and Dr. Kamel Egbaria entered into an employment agreement (the "Egbaria Agreement") pursuant to which Dr. Egbaria is to serve as Chief Scientific Officer and Executive Vice President of the Company. The term of the Egbaria Agreement is until April 26, 2013, unless earlier terminated pursuant to the provisions of the Egbaria Agreement. Dr. Egbaria is to receive as compensation for his services an annual base salary of $350,000. Upon each anniversary of April 26, 2010 during the term of the Egbaria Agreement, Dr. Egbaria's salary will be increased by 5%. Dr. Egbaria will be entitled to receive certain bonuses upon the submission with the FDA of Abbreviated New Drug Applications and further bonuses upon the approval by the FDA of same.

Dr. Egbaria shall also be entitled to participate in the Company's executive bonus pool. Dr. Egbaria received on April 26, 2011 and 2010, respectively, and upon each anniversary thereof, subject to approval by the Company's Compensation Committee, an option to purchase 40,000 shares of the Company's common stock, subject to the Company's 2009 Stock Option Plan.

Davis S. Caskey — Vice President, Pharmaceutical Operations of ECR Pharmaceuticals Co., Inc.

On February 27, 2009 the Company and Mr. Davis S. Caskey entered into an employment agreement (the "Caskey Agreement"). Mr. Caskey serves as Vice President, Pharmaceutical Operations of the Company's subsidiary, ECR Pharmaceuticals Co., Inc. ("Subsidiary"). The term of the Caskey Agreement is until February 28, 2011 unless earlier terminated pursuant to the provisions of the Caskey Agreement. Mr. Caskey is to receive as compensation for his services an annual salary equal to $165,000. On February 27, 2010, Mr. Caskey's salary was $168,000. For the second year of the term of the Caskey Agreement, Mr. Caskey will receive a bonus equal to the sum of (i) 2.5% of the first $3.5 million of Subsidiary's pre-tax net income for the second year of the term of the Caskey Agreement; and (ii) 4% of the Subsidiary's pre-tax net income in excess of $3.5 million for the second year of the term of the Caskey Agreement. Mr. Caskey will receive stock options to purchase five thousand (5,000) shares of the Company's common stock, subject to and in accordance with the terms and provisions of the Company's 2009 Stock Option Plan. Mr. Caskey may receive additional stock options at the sole discretion of the Company's management, such discretion to be exercised by recommendation of the Company's Chief Executive Officer to the Compensation Committee; however, the Compensation Committee shall make the final determination, in its discretion, as to the number of stock options to be granted to Mr. Caskey.

The Caskey Agreement provides that Mr. Caskey's employment shall terminate in the event of Mr. Caskey's death or total disability, or a termination for Cause, as defined in the Caskey Agreement, or termination by the Company upon two weeks prior notice to Mr. Caskey by the Company. The Caskey Agreement contains standard confidentiality provisions and indemnification provisions.

Involuntary Termination. Certain of our employment agreements with our Named Executive Officers provide for severance pay and other payout amounts in the event that employment is terminated other than for cause or voluntary termination.

Mr. David Seltzer's employment agreement provides that in the event of a termination of employment by the Company without cause, the Company will pay to Mr. Seltzer his base salary up to the end of the month in which such termination occurs. The employment agreement further provides that in the event of Mr. Seltzer's death or total disability, he will be paid his base salary for the remaining term of the agreement; provided, however, that in the case of a total disability, the base salary paid to Mr. Seltzer shall be reduced by any proceeds paid to Mr. Seltzer, his designee or estate, from a disability insurance policy owned by the Company. In addition, if Mr. Seltzer is terminated by the Company without cause or in the event of Mr. Seltzer's death or total disability, he will also be paid an amount equal to the product of (i) the bonus for the year in which such termination, death or total disability occurred and (ii) a fraction, the numerator of which is the number of months during such year which Mr. Seltzer was employed by the Company through and including the month of his death, total disability or termination of employment, and the denominator of which is twelve.

If Mr. William Peters is terminated, or if he terminates his employment for Good Reason, as defined in his employment agreement, then the Company will pay to him the sum of (i) his salary for the greater of six (6) months or the balance of the term of his agreement and (ii) the pro rata portion of his annual bonus for the prior year. The severance shall be payable weekly. In addition, the Company will continue to keep in effect all health, insurance and welfare benefits for a period of the lesser of six months from the date of termination or until Mr. Peters obtains similar benefits from a new employer. Mr. Peters will not be entitled to severance if the Company gives six months advance written notice that a decision not to renew his agreement has been made by the Company.

Mr. Reuben Seltzer's Employment Agreement provides that in the event of a termination of Mr. Seltzer's employment by the Company without cause or by Mr. Seltzer for Good Reason (as that term is defined in his employment agreement), Mr. Seltzer will receive severance equal to the sum of (i) his salary for the greater of 6 months or the balance of the term of the employment agreement and (ii) the pro rata portion of his bonus for the prior year. The employment agreement provides that in the event of Mr. Seltzer's disability, he will be paid his Salary during the continuance of his disability; provided, however, that the salary paid to Mr. Seltzer shall be reduced by any proceeds paid to Mr. Seltzer, his designee or estate, from a disability insurance policy owned by the Company.

The Egbaria Agreement provides that Dr. Egbaria's employment shall terminate in the event of Dr. Egbaria's death or total disability, or a termination for Cause as defined in the Egbaria Agreement, or a termination by Dr. Egbaria for Good Reason, as defined in the Egbaria Agreement, or a termination by the Company upon six (6) months' prior written notice (a "Discretionary Termination"). In the case of a Discretionary Termination or a termination by Dr. Egbaria for Good Reason, Dr. Egbaria will be entitled to receive severance payments equal to the sum of (i) the greater of (A) six (6) months of Dr. Egbaria's salary or (B) Dr. Egbaria's salary for the balance of the term of the Egbaria Agreement and (ii) the bonus received by Dr. Egbaria for the year prior to such termination. In addition, the Company will keep in effect all health insurance and benefict for a period equal to the lesser of the balance of the term of the Egbaria Agreement or until Dr. Egbaria obtains similar benefits from a new employer. Dr. Egbaria is not entitled to receive severance in the event his employment is terminated for Cause, or as a result of his disability or death. Dr. Egbaria is not entitled to receive severance in the event his employment is terminated for Cause, as defined in the Egbaria Agreement.

Change in Control. Our employment agreement with Mr. David Seltzer provides in the event of a "Change in Control" of the Company during the term of his employment under his employment agreement, followed by Mr. Seltzer's termination for any reason whatsoever, including his voluntary termination within 24 months of a Change in Control, by the Company and/or its successor or by Mr. Seltzer, Mr. Seltzer will receive severance pay in a lump sum equal to (i) three (3) times his current base salary for the calendar year in which such termination occurs plus (ii) the bonus declared payable to him for the preceding calendar year; the continuation of health care benefits for 24 months; the continuance of his automobile lease then in effect, but not more than 3 years, and provides appropriate outplacement services not to exceed $15,000 for up to 12 months from the date of his termination; and the immediate vesting of all of Mr. Seltzer's stock options under the Company's Stock Option Plans held by him prior to the effective date of the Change in Control. The payment of the severance and bonus shall be made as soon as practicable after termination of employment, but in no event more than 30 days after termination. In the event any payment or distribution to Mr. Seltzer is subject to an excise tax, Mr. Seltzer will be entitled to receive an additional payment ("Gross-Up Payment") from the Company in an amount such that after payment by Mr. Seltzer of all taxes, including any excise tax imposed on the Gross-Up Payment, Mr. Seltzer retains an amount of the Gross-Up Payment equal to the excise tax imposed on the payments.

Mr. Seltzer's employment agreement provides that a "Change in Control" shall be deemed to occur upon the earliest to occur after the date of the agreement of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person (as defined in the employment agreement) is or becomes the Beneficial Owner (as defined in the employment agreement), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities and such Person has initiated in the past or thereafter initiates actions or demonstrates an intent to influence or control the business, affairs or management of the Company or to cause the Company to enter into a transaction or a series of transactions with such Person or a third party without the prior consent or request of the Board of Directors;

(ii) Change in Board of Directors. During any period of 12 months, individuals who at the beginning of such period constitute the Board, and any new director whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the Board;

(iii) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 51% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity;

(iv) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets;

(v) Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement.

Our employment agreement with Mr. William Peters provides that in the event of a "Change in Control" the Company will pay or cause its successor to pay to Mr. Peters, in cash, in a lump sum an amount equal to 2 times his base salary which equals the sum of (i) his annual salary on the day preceding the Change in Control, plus (ii) the annual bonus for the year immediately preceding the Change in Control. This amount will be made in a lump sum payment within 15 days after the Change in Control. All insurance and welfare payments will also continue for the lesser of one year or the eligibility of similar benefits from a new employer.

A "Change of Control" shall be deemed to occur upon the earliest to occur after the date of the agreement of any of the following events:

(i) Acquisition of Stock by Third Party. Any Person (as defined in the employment agreement) is or becomes the Beneficial Owner (as defined in the employment agreement), directly or indirectly, of securities of the Company representing forty (40%) percent or more of the combined voting power of the Company's then outstanding securities;

(ii) Change in Board of Directors. The date when continuing Directors (as defined in the employment agreement) cease to be a majority of the Directors then in office, it being understood that it shall not be deemed a Change in Control as long as the majority of the Directors were nominated by the Continuing Directors;

(iii) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity, and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity; and

(iv) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Our employment agreement with Mr. Reuben Seltzer provides that in the event of a Change in Control of the Company (as defined in his employment agreement), the Company will pay or cause its successor to pay to Mr. Reuben Seltzer, in cash, in a lump sum within fifteen (15) days after the Change in Control, an amount equal to three times his base compensation which equals the sum of (i) his annual salary on the day preceding the Change in Control, plus (ii) his annual bonus for the year immediately preceding the Change in Control. In addition, following a Change in Control, at no cost to Mr. Reuben Seltzer, the Company will maintain for Mr. Reuben Seltzer and his dependents, all health, insurance and welfare benefits for the lesser of one year or until he and his dependents are eligible for similar benefits from his new employer and will continue to pay the automobile allowance provided in Section 4.4 of the his employment agreement until the end of the automobile lease then in effect but not more than 2 years.

A "Change in Control" shall be deemed to occur upon the earliest to occur after the date of his employment agreement of any of the following events:

(a) Acquisition of Stock by Third Party. Any Person (as defined in the employment agreement) is or becomes the Beneficial Owner (as defined in the employment agreement), directly or indirectly, of securities of the Company representing forty (40%) percent or more of the combined voting power of the Company's then outstanding securities ("Acquisition").

(b) Change in Board of Directors. The date when Continuing Directors cease to be a majority of the Directors then in office, it being understood that it shall not be deemed a Change in Control as long as the majority of the Directors were nominated by the Continuing Directors (as defined in the employment agreement);

(c) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity, and with the power to elect at least a majority of the board of directors or other governing body of such surviving entity; and

(d) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

In the event Dr. Egbaria's employment is terminated following a Change in Control (as defined in the Egbaria Agreement), except for a termination as a result of Cause, or Dr. Egbaria's death or total disability, the Company will pay or cause its successor to pay to Dr. Egbaria, in cash, a lump sum within fifteen (15) days after the Change in Control Termination, an amount equal to two (2) times Dr. Egbaria's base compensation which equals the sum of (i) his annual salary on the day preceding the Change in Control Termination, plus (ii) his annual bonus for the year immediately preceding the Change in Control Termination. In addition, following a Change in Control Termination, the Company or its successor will keep in effect all health insurance and benefits for a period equal to the lesser of one year or until Dr. Egbaria obtains similar benefits from a new employer.

A "Change in Control" shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the following events:

(a) Acquisition of Stock by Third Party. Any Person (as hereinafter defined) is or becomes the Beneficial Owner (as hereinafter defined), directly or indirectly, of securities of the Company representing forty (40%) percent or more of the combined voting power of the Company's then outstanding securities and such Person initiates actions to cause the Company to enter into a transaction or series of transactions with such Person or a third party without the prior consent or request of the Board of Directors;

(b) Change in Board of Directors. The date when Continuing Directors cease to be a majority of the Directors then in office, it being understood that it shall not be deemed a Change in Control as long as the majority of the Directors were nominated by the Continuing Directors;

(c) Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity where the Company is not the surviving entity, and the surviving entity has the power to elect at least a majority of the board of directors or other governing body of such surviving entity; and

(d) Liquidation. The approval by the shareholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

Potential Payments Upon Termination of Employment or Change in Control

The following information and table set forth the amount of payments to each of our Named Executive Officers in the event of a termination of employment as a result of involuntary termination and termination following a change in control.

Assumptions and General Principles. The following assumptions and general principles apply with respect to the following table and any termination of employment of a Named Executive Officer:

- The amounts shown in the table assume that each Named Executive Officer was terminated on April 30, 2011. Accordingly, the table reflects amounts earned as of April 30, 2011 and includes estimates of amounts that would be paid to the Named Executive Officer upon the occurrence of a termination or change in control. The actual amounts to be paid to a Named Executive Officer can only be determined at the time of the termination or change in control.
- Because we have assumed an April 30, 2011 termination date, each of the Named Executive Officers would have been entitled to receive 100% of the annual bonus payment made for fiscal year 2010 that was paid in fiscal 2011. If termination would occur in Fiscal 2012, the bonus amount would be the bonus amount that the Board determines to pay out for the year ended April 30, 2011.
- A Named Executive Officer may exercise any stock options that are exercisable prior to the date of termination and any payments related to these stock options are not included in the table because they are not severance payments.

	David Seltzer	William Peters (1)	Reuben Seltzer	Kamel Egbaria	Davis Caskey (2)
Involuntary Termination					
Prorated annual bonus compensation	$ 300,000	$ 150,000	$ 179,000	$ 0	$ 0
Cash severance payment	1,395,000	300,000	893,000	184,000	0
Continued health care benefits and other	—	20,000	41,000	14,000	0
Total	$ 1,695,000	$ 470,000	$ 1,113,000	$ 198,000	$ 0
Change in Control with Termination					
Prorated annual bonus compensation	$ 300,000	$ 300,000	$ 1,071,000	$ 0	$ 0
Cash severance payment	1,395,000	600,000	1,339,000	184,000	0
Continued health care benefits and other	89,000	21,000	47,000	14,000	0
Total	$ 1,784,000	$ 921,000	$ 2,457,000	$ 198,000	$ 0

(1) Mr. Peters' Change in Control provision is paid upon a change in control regardless of whether he is terminated or not.

(2) Mr. Caskey's employment agreement does not have a provision for a payment on Change in Control.

As described more fully below, this chart summarizes the annual cash compensation for the Company's non-employee directors during fiscal year 2011.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Martin M. Goldwyn	12,000	-0-	116,000	-0-	128,000
Yashar Hirshaut, M.D.	15,000	-0-	116,000	-0-	131,000
Jack van Hulst	15,000	-0-	116,000	-0-	131,000
Anthony J. Puglisi	15,000	-0-	116,000	-0-	131,000
Bruce W. Simpson	15,000	-0-	116,000	-0-	131,000

(1) Represents the dollar values of stock options disclosed in this column are equal to the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation – Stock Compensation". See note A[16] of the consolidated financial statements, except no assumptions for forfeitures were included.

Stock Option Plans

The 2009 Stock Option Plan and the Amended and Restated Stock Option Plan (the "Stock Option Plans")

The Company's 2009 Stock Option Plan provides for a total of 1,500,000 shares of Common Stock authorized to be granted under such Plan. During Fiscal 2011, the Company granted options to purchase 454,000 shares of Common Stock at a weighted average exercise price of $22.69 per share. During Fiscal 2011, 28,000 options were cancelled or expired, and 695,000 shares are available for future grant under such Plan. No additional shares are available for grant under the Amended and Restated Stock Option Plan. The Company's Stock Option Plans provide for the grant of options to its key employees and directors in order to give such employees a greater personal interest in the success of the Company and an added incentive to continue and advance in their employment. The Company's Stock Option Plans provide for a fifteen year expiration period for non-statutory options and ten years for incentive stock options granted thereunder and allows for the exercise of options by delivery by the optionee of previously owned Common Stock of the Company having a fair market value equal to the option price, or by a combination of cash and Common Stock.

The Stock Option Plans are administered by the Compensation Committee of the Board of Directors. The Committee has broad discretion in determining the recipients of options and numerous other terms and conditions of the options.

The exercise price for shares purchased upon the exercise of non-statutory options granted under the Stock Option Plans are determined by the Compensation Committee as of the date of the grant.

The exercise price of an incentive stock option must be at least equal to the fair market value of the Common Stock on the date such option is granted (110% of the fair market value for shareholders who, at the time the option is granted, own more than 10% of the total combined classes of stock of the Company or any subsidiary). No employees may be granted incentive stock options in any year for shares having a fair market value, determined as of the date of grant, in excess of $100,000.

No incentive option may have a term of more than ten years (in the case of incentive stock options, five years for shareholders holding 10% or more of the Common Stock of the Company). Options generally may be exercised only if the option holder remains continuously associated with the Company or a subsidiary from the date of grant to the date of exercise. However, options may be exercised upon termination of employment or upon the death or disability of any employee within certain specified periods.

Directors Plan

The Company's 1994 Directors Stock Option Plan, as Amended ("Directors Plan") provides for a total of 800,000 shares of Common Stock authorized to be granted under the Directors Plan.

The Directors Plan provides for the automatic annual grant of options to non-employee directors and is administered by the Board of Directors. Each non-employee director will be automatically granted 10,000 shares of Common Stock on the date of each annual meeting of the Company's shareholders.

To remain eligible, a non-employee director must continue to be a member of the Board of Directors. Each option granted is exercisable in increments of 25% per year commencing on the first anniversary date of the date of grant. The exercise price for all options may not be less than the fair market value of the Common Stock on the date of grant. Options under the Directors Plan have a term of 10 years and may be exercised for limited periods after a person ceases to serve as a director.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that it be included in this Annual Report on Form 10-K.

The Compensation Committee
Bruce W. Simpson
Yashar Hirshaut, M.D.
Jack Van Hulst

Dated: July 11, 2011

The information contained in the report above shall not be deemed to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of our board of directors is currently composed of Bruce W. Simpson (chair), Yashar M. Hirshaut, M.D., and Jack van Hulst. None of the members of the Compensation Committee has ever been an officer or employee of ours. None of our Named Executive Officers serves or has served as a member of the Board of Directors or compensation committee of any other company that had one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table identifies as of July 14, 2011 each person known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock, each director of the Company, and all directors and executive officers of the Company as a group, and sets forth the number of shares of the outstanding Common Stock beneficially owned by each such person and such group and the percentage of the shares of the outstanding Common Stock owned by each such person and such group. Except as noted below, the named person has sole voting power and sole investment power over the securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock
David S. Seltzer c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	2,034,634(2)	15.3%
Reuben Seltzer c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	936,176(3)	7.3%
Yashar Hirshaut, M.D. c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	110,438(4)	*
Martin M. Goldwyn c/o Tashlik, Kreutzer, Goldwyn & Crandell P.C. 40 Cuttermill Road Great Neck, New York 11021	62,868(5)	*
William Peters c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	61,233(6)	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Common Stock
Anthony J. Puglisi c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	40,469[7]	*
Bruce W. Simpson c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	24,156[8]	*
Gary M. April c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, NY 1170	13,750[9]	*
Davis S. Caskey c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	3,750[10]	*
Jack van Hulst c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	5,594[11]	*
Kamel Egbaria c/o Hi-Tech Pharmacal Co., Inc. 369 Bayview Avenue Amityville, New York 11701	10,000[12]	*
All Directors and Executive Officers as a group (12 persons)	3,303,068[13]	24.0%
BlackRock Global Investors. 400 Howard Street San Francisco, CA 94105-2618	1,046,717[14]	8.2%

* Amount represents less than 1% of Common Stock including shares issuable to such beneficial owner under options which are presently exercisable or will become exercisable within 60 days.

(1) Unless otherwise indicated, each person has sole voting and investment power with respect to the shares shown as beneficially owned by such person.

(2) Amount includes options to purchase 550,000 shares of Common Stock exercisable within 60 days of July 11, 2011 and 311,014 shares of Common Stock owned by Mr. Seltzer's wife and children and trusts for the benefit of his children.

(3) Amount includes options to purchase 163,438 shares of Common Stock exercisable within 60 days of July 11, 2011 and 299,203 shares of Common Stock owned by Mr. Seltzer's wife and children.

(4) Amount represents options to purchase 87,438 shares of Common Stock exercisable within 60 days of July 11, 2011.

(5) Amount includes options to purchase 62,868 shares of Common Stock exercisable within 60 days of July 11, 2011.

(6) Amount includes options to purchase 61,233 shares of Common Stock exercisable within 60 days of July 11, 2011.

(7) Amount includes options to purchase 40,469 shares of Common Stock exercisable within 60 days of July 11, 2011.

(8) Amount includes options to purchase 24,156 shares of Common Stock exercisable within 60 days of July 11, 2011.

(9) Amount includes options to purchase 13,750 shares of Common Stock exercisable within 60 days of July 11, 2011.

(10) Amount includes options to purchase 3,750 shares of Common Stock exercisable within 60 days of July 11, 2011.

(11) Amount represents options to purchase 5,594 shares of Common Stock exercisable within 60 days of July 11, 2011.

(12) Amount includes options to purchase 10,000 shares of Common Stock exercisable within 60 days of July 11, 2011.

(13) Amount includes options to purchase 1,026,446 shares of Common Stock exercisable within 60 days of July 11, 2011.

(14) Source: 13F Form filings March 31, 2011

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The Company and Reuben Seltzer have a 17.7% and 17.7% interest, respectively, in Marco Hi-Tech JV LLC, a New York limited liability company ("Marco Hi-Tech"), which markets raw materials for nutraceutical products. Additionally, the Company has an investment in an available for sale security, Neuro-Hitech, Inc. of which Reuben Seltzer is a shareholder. The Company has a 9% interest in Neuro-Hitech, Inc.

The Company is jointly developing a generic product outside of its area of expertise with EMET Pharmaceuticals ("EMET"), previously known as XCell Pharmaceuticals, and another company. Reuben Seltzer is a principal of EMET. During the fiscal year ended April 30, 2011, the Company spent approximately $127,000 on this project, which was included in research and development expense.

Tashlik, Kreutzer, Goldwyn & Crandell P.C. received $397,000 in legal fees for services performed for the Company during the Company's fiscal year ended April 30, 2011. Mr. Martin M. Goldwyn, a member of such firm, is a director of the Company.

The Company has adopted a policy for approval of transactions between the Company and its directors, director nominees, executive officers, greater than 5% beneficial owners and their respective immediate family members. The policy is not in writing and the Committee has not adopted any pre-approvals under the policy. The related parties transactions described above are subject to, and have been approved and ratified, under this policy.

The policy provides that the Audit Committee reviews all related party transactions subject to the policy and determines whether or not to approve or ratify those transactions. In doing so, the Audit Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. A summary of any new transactions is provided to the Board for its review in connection with each regularly scheduled Committee meeting.

The Company believes that material affiliated transactions between the Company and its directors, officers, principal stockholders or any affiliates thereof have been, and will be in the future, on terms no less favorable than could be obtained from unaffiliated third parties.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

EisnerAmper LLP has served as the auditors for the Company for the fiscal year ended April 30, 2011. EisnerAmper LLP has billed or is expected to bill us $385,000 and $437,000, in the aggregate, for professional services for the audit of our annual financial statements and audit of the Company's internal controls in compliance with the Sarbanes-Oxley Act of 2002 for fiscal 2011 and 2010, respectively, and for the review of our interim financial statements which are included in our quarterly reports on Form 10-Q for fiscal 2011 and 2010.

Audit Related Fees

EisnerAmper LLP has billed or is expected to bill us $90,000 and $113,000 for other audit-related fees for fiscal 2011 and 2010, respectively. Other audit-related fees related primarily to services rendered in connection with our filing of registration statements with the SEC and due diligence in connection with potential acquisitions and accounting consultations.

Tax Fees

EisnerAmper LLP has billed or is expected to bill us $48,000 and $44,000 for fiscal 2011 and 2010, respectively, for tax services including tax compliance.

All Other Fees

The Company did not engage EisnerAmper LLP for professional services other than those services captioned "Audit Fees", "Audit Related Fees" and "Tax Fees" in fiscal 2011.

All non-audit services were reviewed with the Audit Committee, which concluded that the provision of such services by EisnerAmper LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing function.

Policy on Audit Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditor. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditor.

Prior to engagement of the independent auditor for the next year's audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the Audit Committee for approval.

1. *Audit* services include audit and review work performed on the financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards.

2. *Audit-Related* services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

3. *Tax* services include all services, except those services specifically related to the audit of the financial statements, performed by the independent auditor's tax personnel, including tax analysis; assisting with coordination of execution of tax related activities, primarily in the area of corporate development; supporting other tax related regulatory requirements; and tax compliance and reporting.

4. *Other Fees* are those associated with services not captured in the other categories. The Company generally does not request such services from the independent auditor.

Prior to engagement, the Audit Committee pre-approves independent auditor services within each category. The fees are budgeted and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditor for additional services not contemplated in the original pre-approval categories. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) (1) Financial Statements filed as part of this Report are listed in Item 8 of this Report.

(2) No other financial schedules have been included because they are not applicable, not required or because required information is included in the consolidated financial statements or notes thereto.

(a) Exhibit Number	Description of Document	Page Number Foot-Notes
3.1	Certificate of Amendment to the Certificate of Incorporation	(1)
3.2	Certificate of Incorporation and By-Laws	(2)
3.3	By-laws	(3)
4.3	Copy of Hi-Tech Pharmacal Co., Inc. 2009 Stock Option Plan	(4)
4.4	Copy of Hi-Tech Pharmacal Co., Inc. Stock Option Agreement	(5)
4.5	Copy of 1994 Directors Stock Option Plan, as Amended	(6)
10.1	Amended and Restated Executive Employment Agreement with David S. Seltzer	(7)
10.2	Employment Agreement of William Peters	(8)
10.3	Amendment No.1 to Employment Agreement of William Peters	(9)
10.4	Amendment No. 2 to Employment Agreement of William Peters	(10)
10.5	Employment Agreement of Bryce M. Harvey	(11)
10.6	Amendment No. 1 to Employment Agreement of Bryce M. Harvey	(12)
10.7	Employment Agreement of Gary M. April	(13)
10.8	Employment Agreement of Davis S. Caskey	(14)
10.9	Employment Agreement of Kamel Egbaria	(15)
10.10	Supply Agreement for Dorzolamide Hydrochloride with Ragactives S.L.U. effective as of July 18, 2008. Portions of Exhibit 10.10 have been omitted pursuant to a request for confidential treatment and the non-public material has been filed separately with the Commission.	(16)
10.11	Revolving Credit Agreement, dated as of May 27, 2010, with JP Morgan Chase Bank, N.A.	(17)
10.12	Employment Agreement with Reuben Seltzer	(18)
14.1	Code of Ethics	(19)
*21.1	Subsidiaries of the Registrant	
*23.1	Consent of EisnerAmper LLP	
*31.1	Certification pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
*31.2	Certification pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
*32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

---

* . Filed herewith

(1) Filed as Exhibit 3.1 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for the fiscal year ended April 30, 2003, and incorporated herein by reference.

(2) Filed as Exhibit 3.1 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2011 and Exhibit 3.0 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1994, and incorporated herein by reference.

(3) Filed as Exhibit 3.11 to Hi-Tech Pharmacal Co., Inc.'s Current Report on Form 8-K, dated September 18, 2007, filed on September 21, 2007, and incorporated herein by reference.

(4) Filed as Annex A to Hi-Tech Pharmacal Co., Inc. Definitive Proxy Statement, dated October 8, 2009, filed on October 1, 2009, and incorporated herein by reference.

(5) Filed as Exhibit 10.2 to Hi-Tech Pharmacal Co., Inc. Registration Statement on Form S-1 (No. 33-47860) and incorporated herein by reference.

(6) Filed as Appendix C to Hi-Tech Pharmacal Co., Inc. Definitive Proxy Statement, dated October 11, 2007, filed on October 9, 2007, and incorporated herein by reference.

(7) Filed as Exhibit 99.1 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated May 1, 2010, filed on May 4, 2010, and incorporated herein by reference.

(8) Filed as Exhibit 10.1 to Hi-Tech Pharmacal Co., Inc. Quarterly Report on Form 10-Q for quarterly period ended July 31, 2005, filed on September 9, 2005, and incorporated herein by reference.

(9) Filed as Exhibit 99.1 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated October 30, 2007, filed on November 5, 2007, and incorporated herein by reference.

(10) Filed as Exhibit 10.5 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 23, 2009, filed on June 25, 2009, and incorporated herein by reference.

(11) Filed as Exhibit 10.6 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 23, 2009, filed on June 25, 2009, and incorporated herein by reference.

(12) Filed as Exhibit 10.7 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 23, 2009, filed on June 25, 2009, and incorporated herein by reference.

(13) Filed as Exhibit 10.8 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 23, 2009, filed on June 25, 2009, and incorporated herein by reference.

(14) Filed as Exhibit 10.10 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated February 27, 2009, filed on May 13, 2009, and incorporated herein by reference.

(15) Filed as Exhibit 99.1 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated April 26, 2010, filed on April 28, 2010, and incorporated herein by reference.

(16) Filed as Exhibit 10.9 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for fiscal year ended April 30, 2009, filed on July 20, 2009, and incorporated herein by reference.

(17) Filed as Exhibit 10.5 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated June 1, 2010, filed on June 4, 2010, and incorporated herein by reference.

(18) Filed as Exhibit 10.5 to Hi-Tech Pharmacal Co., Inc. Current Report on Form 8-K, dated November 10, 2010, filed on November 11, 2010, and incorporated herein by reference.

(19) Filed as Exhibit 14.1 to Hi-Tech Pharmacal Co., Inc. Annual Report on Form 10-K for fiscal year ended April 30, 2006, filed on July 14, 2006, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 11, 2011

HI-TECH PHARMACAL CO., INC.

By: /s/ David S. Seltzer
David S. Seltzer, Chief Executive Officer, President, Secretary & Treasurer

By: /s/ William Peters
William Peters, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Date
/s/ David S. Seltzer David S. Seltzer, Chairman of the Board, Chief Executive Officer, President, Treasurer, Secretary	July 11, 2011
/s/ Reuben Seltzer Reuben Seltzer, Director	July 11, 2011
/s/ Martin M. Goldwyn Martin M. Goldwyn, Director	July 11, 2011
/s/ Yashar Hirshaut, M.D. Yashar Hirshaut, M.D., Director	July 11, 2011
/s/ Jack van Hulst Jack van Hulst, Director	July 11, 2011
/s/ Anthony J. Puglisi Anthony J. Puglisi, Director	July 11, 2011
/s/ Bruce W. Simpson Bruce W. Simpson, Director	July 11, 2011

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name	Where Incorporated
ECR Pharmaceuticals Co., Inc.	Delaware

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Hi-Tech Pharmacal Co., Inc. (the "Company") on Form S-8 (File No. 333-155407, 333-139796, 333-126872, 333-168458, and 333-171395), and in the Registration Statement on Form S-3 (File No. 333-165439) of our report, dated July 8, 2011, with respect to our audits of the consolidated financial statements and schedules of the Company which express an unqualified opinion, and our report dated July 8, 2011 on our audit of the Company's internal control over financial reporting as of April 30, 2011, which expresses an unqualified opinion on internal control over financial reporting, included in this Annual Report on Form 10-K.

EisnerAmper LLP

New York, New York
July 8, 2011

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David S. Seltzer, certify that:

1. I have reviewed this annual report on Form 10-K of Hi-Tech Pharmacal Co., Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: July 11, 2011

By: */s/ David S. Seltzer*
David S. Seltzer
Chief Executive Officer

EXHIBIT 31.2

HI-TECH PHARMACAL CO., INC.

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, WILLIAM PETERS, certify that:

1. I have reviewed this annual report on Form 10-K of Hi-Tech Pharmacal Co., Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of the annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: July 11, 2011

By: */s/ William Peters*
William Peters
Chief Financial Officer

EXHIBIT 32.1

HI-TECH PHARMACAL CO., INC.

CERTIFICATION PURSUANT TO 18 U. S. C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Hi-Tech Pharmacal Co., Inc. (the "Company"), hereby certify to such officers' knowledge, that the Company's Annual Report on Form 10-K for the year ended April 30, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 11, 2011

/s/ David Seltzer
David Seltzer,
Chief Executive Officer

/s/ William Peters
William Peters,
Chief Financial Officer

This certification is being furnished solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Corporate Information:

Corporate Officers

David S. Seltzer
President and
Chief Executive Officer

Reuben Seltzer
Vice Chairman

William Peters
Vice President and
Chief Financial Officer

Gary M. April
President of Health Care Products

Davis S. Caskey
Vice President, Pharmaceutical Operations
ECR Pharmaceuticals

Kamel Egbaria, Ph.D.
Executive Vice President and
Chief Scientific Officer

Board of Directors

David S. Seltzer
Chairman, President and
Chief Executive Officer

Martin M. Goldwyn
Partner, Tashlik, Kreutzer,
Goldwyn & Crandell PC

Yashar Hirshaut, M.D. (1)(2)(3)
Assoc. Clinical Professor of Medicine,
Cornell University Medical College, Research
Professor of Biology, Yeshiva University

Anthony Puglisi (1)(2)
Chief Financial Officer
IMI Merchandising Division Group of IMI plc

Reuben Seltzer
Vice Chairman

Bruce Simpson (2)(3)
Chief Executive Officer
BW Simpson & Associates

Jack Van Hulst (1)(3)
Operating Partner, SK Capital Partners

(1) Audit Committee Member
(2) Nominating Committee Member
(3) Compensation Committee Member

Corporate Office

Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701
(631) 789-8228

Counsel

Tashlik, Kreutzer, Goldwyn & Crandell PC
40 Cuttermill Road, Suite 200
Great Neck, NY 11021

Auditor

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004

Form 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available online at: www.hitechpharm.com. It may also be obtained without charge by writing to:

Mr. David Seltzer, Secretary
Hi-Tech Pharmacal Co., Inc.
369 Bayview Avenue
Amityville, NY 11701


Hi•Tech

PHARMACAL Co Inc.

369 Bayview Avenue, Amityville, NY 11701
(631) 789-8228
www.hitechpharm.com
www.diabeticproducts.com
www.ecrpharma.com